Manulife Financial

For your future™

2011 Second Quarter Report to Shareholders

June 30, 2011

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MANULIFE FINANCIAL CORPORATION

FINANCIAL HIGHLIGHTS

As at and for the three months ended June 30
(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	2011	2010	% Change

Net income (loss)	$495	$(2,407)	-
Less: Net income attributed to non-controlling interest in subsidiaries	(4)	(24)	(83)
Net income attributed to participating policyholders	(1)	(3)	(67)
Net income (loss) attributed to shareholders	$490	$(2,434)	-
Preferred share dividends	(22)	(20)	10
Net income (loss) available to common shareholders	$468	$(2,454)	-

Premiums and deposits
Premiums and deposits - targeted growth products
Life and health insurance premiums	$2,793	$2,432	15
Annuity and pension premiums	636	921	(31)
Investment contract deposits	41	59	(31)
Segregated fund deposits	4,058	4,493	(10)
Mutual fund deposits	4,883	3,056	60
Institutional advisory account deposits	909	1,060	(14)
ASO premium equivalents	663	673	(1)
Group Benefits ceded	933	916	2
Other fund deposits	240	131	83
Premiums and deposits - targeted growth products	$15,156	$13,741	10
Premiums and deposits - products not targeted for growth	1,781	2,541	(30)
Total premiums and deposits	$16,937	$16,282	4

Funds under management
General fund	$202,341	$201,089	1
Segregated funds excluding institutional advisory accounts	196,630	186,945	5
Mutual funds	51,212	36,342	41
Institutional advisory accounts	22,747	23,923	(5)
Other funds	7,744	7,446	4
Total funds under management	$480,674	$455,745	5

			% of Total	% of Total
Capital			2011	2010

Liabilities for preferred shares and capital instruments	$3,439	$4,038	12	13

Equity
Non-controlling interest in subsidiaries	402	295	1	1
Participating policyholders' equity	160	90	1	-
Shareholders' equity
Preferred shares	1,618	1,422	6	5
Common shares	19,413	19,088	67	62
Contributed surplus	234	209	1	1
Retained earnings	4,360	4,351	15	14
Accumulated other comprehensive income (loss) on AFS securities and translation of self-sustaining foreign operations	(751)	1,282	(3)	4
Total capital	$28,875	$30,775	100	100

Selected key performance measures
Basic earnings (loss) per common share	$0.26	$(1.39)
Diluted earnings (loss) per common share, excluding convertible instruments	$0.26	$(1.39)
Diluted earnings (loss) per common share	$0.26	$(1.39)
Return on common shareholders' equity (annualized) 1	8.2%	(39.6)%
Book value per common share	$12.98	$14.07
Common shares outstanding (in millions)
End of period	1,788	1,766
Weighted average - basic	1,783	1,762
Weighted average - diluted, excluding convertible instruments	1,786	1,762
Weighted average - diluted	1,871	1,762

1 Return on common shareholders' equity is net income available to common shareholders divided by average common shareholders'
equity excluding accumulated other comprehensive income (loss) on AFS securities and cash flow hedges.

Manulife Financial Corporation - Second Quarter 2011

Message to Shareholders

I am very pleased with the results in the quarter: we delivered strong underlying sales growth, achieved all-time records in a number of our businesses, won new bank distribution deals in Asia, produced excellent investment results, reduced the impact of market swings through hedging, and received important approvals for Long-Term Care price increases. The quarter was not without challenges: insurance sales were down in China, we are seeing increased competition in the U.S. 401(k) business, and continued lower interest rates were reflected.

Looking forward, we expect to see a slowing in Japan insurance sales due to price increases we have implemented, and basis changes in the third quarter will likely be negative.  But overall, we finished the second quarter with solid earnings, a dramatic improvement over last year, and the third consecutive quarter of highly positive results; strong underlying business growth; a healthier business mix; and an excellent capital ratio.

Given the volatility of markets around the world, both during the quarter, and over the last two weeks,  I am particularly pleased at both the amount and the effectiveness of our hedging to-date, which is significantly dampening the impact of the decline in equity markets and interest rates on earnings and capital ratios.  Hedging has a cost, but at times like these, it is clearly beneficial; it also allows investors to focus more and more on our core business.

Our second quarter net income was $490 million. By way of comparison, a year ago we reported a quarterly net loss of $2,434 million. For the year to date, our net income was $1,475 million which is much better than a year ago when we had a net loss of $1,210 million for the period.  Manulife’s earnings benefited from the risk reduction efforts we have undertaken in the past year. We generated solid results despite a decline in equity markets and the low interest rate environment. Excluding the direct impact of equity markets and interest rates, we delivered $929 million of net income attributed to shareholders.

Our distribution and brand strengths are driving the sales growth in the targeted products across all our divisions. Second quarter insurance sales of products targeted for growth were up 28 per cent compared to the second quarter of 2010 on a constant currency basis.   Asia recorded 42 per cent sales growth driven by a 67 per cent improvement in insurance sales in Japan. U.S. and Canada reported growth of 21 per cent and seven per cent, respectively, in these products.

Similarly, second quarter wealth sales of products targeted for growth increased 27 per cent compared to the second quarter of 2010 on a constant currency basis.  Asia was up 59 per cent.  In Canada, individual wealth management products targeted for growth saw sales rise 22 per cent and in the U.S., sales of wealth management products targeted for growth increased 24 per cent compared to the second quarter of 2010.

Our accelerated hedging progress in recent quarters had the desired result this quarter of reducing the impact of market volatility on our earnings.  We continue to be ahead of our original timetable for reducing equity market and interest rate sensitivities and remain committed to achieving our 2014 goals of hedging 75 per cent of underlying sensitivity to equity markets and reducing earnings sensitivity to interest rates to $1.1 billion.

Capital levels remained strong with The Manufacturers Life Insurance Company’s Minimum Continuing Capital and Surplus Requirements ratio ending the quarter at 241 per cent, well above regulatory requirements.

I am encouraged by the progress we are making against our strategic plan and the momentum that we are gathering. While we have not completed our assessment of the annual basis changes in the third quarter, early work suggests that our U.S. mortality table updates when completed, may result in a material impact on third quarter 2011 earnings. Preliminary indications are that this charge could be up to $700 million after-tax and that the review of other actuarial assumptions could include both positive and negative adjustments. As always, we manage for the long term and understand that our actions and decisions must be driven by what is best for our stakeholders.

Donald A. Guloien
President and Chief Executive Officer

Manulife Financial Corporation - Second Quarter 2011

Sales and Business Growth

Asia Division

Successful execution of our growth strategy for Asia is delivering strong results.  Record insurance sales are being balanced by increased wealth management sales momentum, and we are diversifying into an even broader number of bank distribution relationships, while maintaining the growth rates of our agency channels.

Asia Division’s second quarter 2011 insurance sales1 of US$354 million were up 42 per cent over the same quarter of 2010 on a constant currency2 basis.

•
Record Japan insurance sales of US$220 million were 67 per cent ahead of the second quarter of 2010 with strong growth across all distribution channels.  During the quarter, results were buoyed by sales prior to a repricing of our new whole life product.

•
Hong Kong insurance sales of US$50 million were up 10 per cent over the second quarter of 2010, primarily driven by two new product launches, a regular premium investment linked product and a critical illness product.

•
Asia Other sales of US$84 million were 20 per cent higher than the second quarter of 2010 driven by record sales in the Philippines and Vietnam as well as strong performance in Indonesia, primarily a result of expanded distribution.  Growth was partially offset by lower insurance sales in China.

Strong second quarter wealth sales of US$1.2 billion, excluding variable annuities, were 59 per cent higher than in the second quarter of 2010 on a constant currency basis.  Highlights include:

•
Asia Other sales of US$925 million were 68 per cent higher than the same quarter in 2010 driven by growth from Manulife TEDA, our joint venture in China, where sales increased close to one and a half times over prior year second quarter, owing to a new fund launch and favourable market conditions.  In addition, in the second quarter we realized substantial contributions from unit linked product sales in Indonesia as well as strong growth in the Philippines and Singapore operations.

•
Hong Kong wealth sales of US$254 million were up 45 per cent over the second quarter of 2010 fueled by growth in our pension business as well as continued strong demand for our short term Renminbi endowment product sold through our bank partners.

Asia Division continues to focus on growing our distribution capacity in both the agency and bank channels.  Distribution highlights include:

•
Insurance sales from the bank channel for the six months ended June 30, 2011 remain robust.  We continue to execute our bancassurance growth strategy with the renewal and expansion of our long term strategic partnership with CITIC Bank International in Hong Kong. Further, we reached four new agreements in the quarter, two in China, one in Taiwan and one in Malaysia.

•
Continued expansion of the agency channel resulted in a 16 per cent increase in contracted agents in Asia in the second quarter of 2011 compared to the second quarter of 2010, to 44,500.  Key factors in the increase were recruitment and retention programs in the ASEAN region, where contracted agents grew 26 per cent to 23,600.  This included the attainment of a record number of agents in Vietnam with 24 per cent growth, the Philippines with a 59 per cent increase, and Indonesia with 32 per cent growth.

•
Manulife Sinochem continues to expand, and received approval to operate in two additional cities bringing the total number of cities where we are licensed to operate in China to 48 at the end of the second quarter of 2011.

Canadian Division

We continued to see solid sales results across our Canadian businesses this quarter. We also made some exciting additions to our product portfolio.  In Individual Insurance we launched “Synergy”.  The first of its kind in Canada, Synergy combines life, disability and critical illness insurance coverage in one convenient product to meet consumers’ protection needs.  In addition, Manulife Mutual Funds expanded its product line-up, broadening the choices available to advisors and their clients.

In Canada, second quarter 2011 individual wealth management sales of products targeted for growth, rose 22 per cent from the second quarter of 2010 driven by record mutual fund sales and strong growth in both InvestmentPlus3 and Manulife Bank’s new lending volumes.

•
Strong momentum continued in Manulife Mutual Funds with record quarterly retail mutual fund deposits4 of $691 million, more than twice the levels of the second quarter of 2010. For the first six months of 2011, Manulife ranked second5 in Canada for growth of mutual fund assets under management. During the quarter we expanded the breadth of choices available for advisors and their clients, launching new funds focused on emerging market economies which continue to be engines for global growth, and adding access to other fund mandates through the introduction of corporate classes to support tax efficient investing.

•	InvestmentPlus sales rose 35 per cent from the same period a year ago. InvestmentPlus has a low risk profile with the minimum level of guarantees required to qualify as a variable annuity in Canada.

•
Manulife Bank’s second quarter new loan volumes of $1.2 billion were up 13 per cent from the first quarter of 2011 and were 10 per cent higher than the second quarter of 2010.  Year-to-date new loan volumes were a record $2.3 billion, up 15 per cent from the levels reported

1	Sales is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

2	Constant currency is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

3
InvestmentPlus is an alternative to mutual funds for some customers and offers a 75% minimum death benefit guarantee and a 75% maturity benefit guarantee at age 100.  Because of the low risk nature of the guarantees this product is in the products targeted for growth category.

4	Deposits is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

5	Based on results reported by the Investment Funds Institute of Canada (“IFIC”).

Manulife Financial Corporation - Second Quarter 2011

in the first half of 2010. The business environment continues to be very competitive with aggressive actions across the financial industry to attract and retain business.

•	Sales of fixed products continued at lower levels reflecting consumer preference for variable products in the current investment market environment.

Individual Insurance sales for the quarter were in line with the second quarter of 2010. Increases in living benefits products, including disability and critical illness insurance, were offset by modest declines in life insurance sales. During the quarter, Individual Insurance launched its innovative “Synergy” product which combines life, disability and critical illness coverage within one policy providing Canadians with a convenient and affordable option for their protection needs.

Second quarter sales in the Group Businesses increased from the same period a year ago but declined from first quarter 2011 levels, reflecting normal market volatility in the large case end of the market.

•
Group Benefits sales were up 16 per cent from the second quarter of 2010 with solid results in all market segments.  Sales declined from the first quarter of 2011 reflecting normal volatility in the large case segment. Continued strong momentum in the small case segment drove second quarter sales up 28 per cent from the first quarter of 2011 and 17 per cent above 2010 second quarter levels.

•
Group Retirement Solutions reported second quarter sales of $197 million, 13 per cent higher than the second quarter of 2010. Sales in the small and mid-sized segments have been strong and Manulife led the Canadian defined contribution market in sales in the first quarter of 20116.

U.S. Division

We are successfully executing on our plan to reduce interest rate risk in our U.S. insurance business, with sales and new business strain in the second quarter in line with our expectations.  Total wealth funds under management continue to grow, reaching their highest level ever at US$194 billion.  John Hancock Mutual Funds had another strong quarter with sales of US$3.5 billion, up 50 per cent from the second quarter of last year, while our John Hancock Lifestyle portfolios continue to perform well with over US$75 billion of assets under management across our various products.  The strength of the John Hancock brand has been clearly evident during these challenging economic times in the U.S.

U.S. wealth sales, excluding variable annuities and book value fixed deferred annuities, increased 24 per cent to US$4.7 billion in the second quarter of 2011 over the same period in the prior year.

•
John Hancock Mutual Funds (“JH Funds”) sales were US$3.5 billion in the second quarter, a 50 per cent increase over the second quarter of 2010.  JH Funds had the 4th highest net sales7 in the non proprietary market segment year-to-date through June 30, 2011.  This compared to 6th place for the same period in 2010.  The increase in sales was attributable to a diversified offering of competitive funds, with our fixed income portfolios continuing to experience strong sales momentum in the second quarter of 2011.  The successful offering of a closed-end fund, Hedged Equity and Income, contributed to the second quarter sales by raising US$280 million.  As of June 30, 2011, JH Funds offered 21 Four or Five Star Morningstar8 rated mutual funds.  Funds under management for JH Funds have increased to US$38.1 billion as at June 30, 2011, a 34 per cent increase from June 30, 2010, attributable to  positive market performance and net sales during the period.

•
Favourable market returns and positive net sales of US$1.5 billion for the last 12 months contributed to record funds under management in John Hancock Retirement Plan Services (“JH RPS”) of US$66.7 billion as of June 30, 2011, a 25 per cent increase from June 30, 2010.  JH RPS 401(k) plan recurring deposits in the second quarter were US$1.8 billion, a six per cent increase over the second quarter of 2010, contributing to total premiums and deposits in the second quarter of 2011 of US$2.8 billion or one per cent higher than the same period last year.  JH RPS had second quarter sales of US$993 million, a decline of nine per cent compared to the second quarter of 2010.  The introduction of a new asset transfer mapping service and pricing structure has proven popular and proposal volumes at the end of the second quarter exceeded last year’s levels.

•
The John Hancock Lifestyle/Target Date portfolios offered through our mutual fund, 401(k), variable annuity and variable life products continued to perform well, reaching their highest level of assets under management of US$75.3 billion as of June 30, 2011. Lifestyle funds led JH Funds sales with US$468 million in the second quarter, a 37 per cent increase over the second quarter of 2010.  Lifestyle and Target Date portfolios offered through our 401(k) products continued to be the most attractive offerings, with US$1.8 billion or 64 per cent of premiums and deposits for the quarter ended June 30, 2011.

•
In John Hancock Fixed Products (“JH Fixed Products”), sales for the second quarter of 2011 were US$158 million, a decline of 57 per cent compared to the same period in the prior year, consistent with expectations in this low interest rate environment.

•
Sales of variable annuities were US$525 million in the second quarter of 2011, down 29 per cent from the same period in 2010, and in line with expectations.  A new version of our guaranteed income rider Income Plus for Life was introduced in June. An innovative non-discretionary investment process called Portfolio Stabilization is utilized in conjunction with the new rider and seeks to reduce volatility of returns to our clients.

6	Based on quarterly sales survey by LIMRA, an insurance industry organization.

7
Source: Strategic Insight Simfund. Net sales (net new flows) is calculated including only John Hancock retail long-term open end funds, excluding money market funds and covers only classes A, B, C, and I shares.

8
For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return that accounts for variation in a fund’s monthly performance (including effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category, the next 22.5%, 35%, 22.5% and bottom 10% receive 5, 4, 3, 2 or 1 star, respectively. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance associated with its 3-, 5- and 10-year (if applicable) Morningstar Rating metrics. Past performance is no guarantee of future results. The overall rating includes the effects of sales charges, loads and redemption fees, while the load-waived does not. Load-waived rating for Class A shares should only be considered by investors who are not subject to a front-end sales charge.

Manulife Financial Corporation - Second Quarter 2011

In the U.S. Insurance segment, we have repositioned our product portfolios in response to the low interest rate environment.  As a result of this action, total U.S. insurance sales in the second quarter of 2011 were US$134 million, a decline of 38 per cent compared to the second quarter of 2010.

•
In the second quarter of 2011 sales of John Hancock Life (“JH Life”) products targeted for growth increased 21 per cent compared to the second quarter of 2010 and were 86 per cent of total sales.  This result was driven by the launch earlier this year of a new universal life product with improved risk characteristics.  A survivorship version of the product was launched in May, which will contribute to sales over the remainder of the year as these new products continue to gain acceptance in the market from our key distribution partners.  Sales of products not targeted for growth declined 82 per cent in the second quarter of 2011 compared to the second quarter of 2010.

•
John Hancock Long-Term Care (“JH LTC”) sales in the second quarter of 2011 declined 50 per cent compared to the same quarter of 2010. Declines in retail product sales as compared to a year ago reflected new business price increases that have been implemented over the past year. Sales in the second quarter benefited from the contribution of an open enrollment for the Federal Long Term Care Insurance Program during the quarter.  A more profitable, lower risk retail product has been introduced in 43 states since May.  JH LTC has filed with regulators for premium rate increases on in-force retail and group business, averaging approximately 40 per cent on the majority of our in-force LTC business.  To date, approval of in-force price increases on retail business has been received from 20 states.

Manulife Asset Management

Manulife Asset Management finished the second quarter of 2011 with $178.6 billion in assets managed for external clients and $30.4 billion of Manulife’s general fund assets. Assets managed for external clients were $1.8 billion lower than March 31, 2011 primarily due to the strengthening Canadian dollar and unfavourable market returns in the second quarter.

Manulife Asset Management was awarded an institutional offshore Renminbi bond fund mandate in Hong Kong and was first to launch an offshore Renminbi bond fund in Taiwan.  In Japan, we were awarded a Japan Core Fixed Income Active mandate on Daiwa Asset Management Co. Ltd.'s Japan Bond Select platform and in the United States, we were awarded a US$230 million global core-plus fixed income mandate recognizing the global nature of the firm.

Manulife Financial Corporation - Second Quarter 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of August 11, 2011.

This MD&A should be read in conjunction with our unaudited interim consolidated financial statements as at and for the three and six months ended June 30, 2011 and 2010 and the MD&A and audited consolidated financial statements contained in our 2010 Annual Report.

FINANCIAL HIGHLIGHTS

(Unaudited)

	Quarterly results
	2Q 2011	1Q 2011	2Q 2010
Net income (loss) attributed to shareholders (C$ millions)	$490	$985	$(2,434)
Net income (loss) available to common shareholders (C$ millions)	$468	$965	$(2,454)
Net income attributed to shareholders, excluding the direct impact of equity markets and interest rates(a) (C$ millions)	$929	$874	$455
Earnings (loss) per common share (C$)
• basic	$0.26	$0.54	$(1.39)
• diluted, excluding convertible instruments(a)	$0.26	$0.54	$(1.39)
• diluted	$0.26	$0.53	$(1.39)
Return on common shareholders’ equity(a) (%, annualized)	8.2	17.4	(39.6)
Premiums and deposits(a) (C$ millions) • Insurance products targeted for growth(b)	$4,684	$4,732	$4,298
• Wealth products targeted for growth(c)	$10,472	$10,924	$9,443
• Insurance products not targeted for growth(b)	$744	$865	$1,024
• Wealth products not targeted for growth (c)	$1,037	$1,141	$1,517
Funds under management(a) (C$ billions)	$480.7	$478.3	$455.7
Capital(a) (C$ billions)	$28.9	$28.6	$30.8

(a)	This item is a non-GAAP measure. For a discussion of our use of non-GAAP measures, see “Performance and Non-GAAP Measures” below.
(b)
Insurance products targeted for growth exclude universal life with lifetime no-lapse guarantees, guaranteed non-par whole life and long-term care insurance in the U.S., which are not targeted for growth.

(c)
Wealth products targeted for growth exclude variable annuities across all geographies (other than InvestmentPlus in Canada) and book value fixed deferred annuities in the U.S. which are not targeted for growth.  InvestmentPlus is a Canadian Division product with a 75% minimum death benefit guarantee and a 75% maturity benefit guarantee at age 100 that is used as an alternative to mutual funds for some customers.  Because of the low risk nature of the guarantees this product is in the products targeted for growth category.

Net income attributed to shareholders

Second quarter 2011 net income attributed to shareholders was $490 million compared to a net loss of $2,434 million in the second quarter of 2010. Second quarter 2011 results included:

•
A charge of $439 million related to the direct impact of the drop in the quarter of both equity markets and interest rates.  The charge includes $370 million related to the annual update of the fixed income ultimate reinvestment rates (“URR”) used in the valuation of policy liabilities. The process improvements that we have made over the last twelve months enabled us to estimate the impact of this annual assumption update at this time, rather than including it in the annual update of actuarial methods and assumptions scheduled for the third quarter.

•
$52 million of losses on the variable annuity guarantee liabilities that are dynamically hedged.  As outlined in the Risk Management section of our MD&A, not all risks are hedged, including the provision for adverse deviation.

•
$123 million of gains from actions to reduce interest rate exposure, reflecting the impact of lower risk margins required in the valuation of policy liabilities. Lower risk margins are the result of the improved match between the asset and liability cash flows.

•	An additional $217 million of gains primarily related to fixed income trading, market value increases on non-fixed income investments and asset mix changes.

In addition to the items noted above, compared to the second quarter of 2010, earnings benefitted from lower new business strain due to product repositioning activities in U.S. Insurance but were dampened by an increase in dynamic and macro hedge costs.  The macro hedge costs are also noted in the table below.

Manulife Financial Corporation - Second Quarter 2011

Notable items:

C$ millions (unaudited)
For the quarter ended June 30	2011	2010
Net income (loss) attributed to shareholders	$490	$(2,434)
Less direct impact of equity markets and interest rates:(a)
Charges on variable annuity guarantee liabilities not dynamically hedged	(217)	(1,275)
Charges on general fund equity investments supporting policy liabilities and on fee income	(73)	(135)
Gains on macro equity hedges relative to expected costs noted below(b)	142	-
Charges on lower fixed income reinvestment rate assumed in the valuation of policy liabilities, excluding ultimate reinvestment rate assumptions	(28)	(1,479)
Gains on sale of AFS bonds	107	-
Direct impact of equity market and interest rate movements in the quarter	$(69)	$(2,889)
Charges due to lower fixed income ultimate reinvestment rate assumptions used in the valuation of policy liabilities(c)	(370)	-
Direct impact of equity markets and interest rates	$(439)	$(2,889)
Net income attributed to shareholders, excluding the direct impact of equity markets and interest rates(d)	$929	$455
Other notable items:
Charges on variable annuity liabilities that are dynamically hedged(e)	(52)	(276)
Expected cost of macro equity hedges (b)	(104)	-
Favourable impact on policy liabilities related to activities to reduce interest rate exposures	123	-
Investment gains primarily related to fixed income trading, market value increases on non-fixed income investments and asset mix changes	217	91

(a)
The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to the interest rate assumptions.  We also include gains and losses on the sale of AFS bonds as management may have the ability to partially offset the direct impacts of changes in interest rates reported in the liability segments.

(b)
The actual net gain from macro equity hedges was $38 million and consisted of a $104 million charge related to the estimated expected cost of the macro equity hedges relative to our long-term valuation assumptions and a gain of $142 million because actual markets underperformed our valuation assumptions.

(c)
Fixed income ultimate reinvestment rates used to value policy liabilities are based upon a five and ten year rolling average of government bond rates. The averages include a projection of the June 30, 2011 rates for the next 12 months.

(d)	Net income excluding the direct impact of equity markets and interest rates is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
(e)
Our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products. The profit (loss) on the hedge instruments will not completely offset the underlying (losses) gains related to the guarantee liabilities hedged for a number of reasons including changes to policyholder behavior, provisions for adverse deviation and fund performance.  See “Risk Management” section below for further details.

Annual review of actuarial methods and assumptions
The Company expects to complete its annual review of actuarial methods and assumptions in the third quarter of 2011.  While we currently cannot reasonably estimate the impact of the basis changes in the third quarter, early work suggests that our U.S. mortality table updates when completed, may result in a material impact on third quarter 2011 earnings. Preliminary indications are that this charge could be up to $700 million after-tax. Work is continuing on the review of other actuarial assumptions, and we would expect the other impacts to include both positive and negative adjustments. The work is expected to be completed in the third quarter and the actual impact is likely to differ from our early indications.

Earnings per share and return on common shareholders’ equity
Diluted earnings per share, excluding convertible instruments9 for the second quarter of 2011 was $0.26 compared to a loss of $1.39 for the second quarter of 2010.  The return on common shareholders’ equity10 was 8.2 per cent for the second quarter of 2011.

Premiums and deposits11 (“P&D”) measures:
•
Total Company second quarter P&D of $4.7 billion for insurance products that we are targeting to grow was up 10 per cent, on a constant currency12 basis, over the second quarter of 2010 with strong growth across Asia and also in targeted U.S. Life products.

•
Total Company P&D for the wealth businesses we are targeting to grow was $10.5 billion for the second quarter of 2011, an increase of 16 per cent on a constant currency basis compared to the same quarter in the prior year.  Growth was driven by strong mutual fund sales in North America and Asia.

9	Diluted earnings per share, excluding convertible instruments is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
10	Return on common shareholders’ equity is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
11	Premiums and deposits is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
12	Constant currency is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

Manulife Financial Corporation - Second Quarter 2011

•
Total Company second quarter P&D for the insurance lines we are not targeting to grow for the second quarter of 2011 was $0.7 billion, a decrease of 23 per cent on a constant currency basis from the second quarter of 2010. The decline reflects lower sales in this category and success in switching U.S. sales to targeted growth products.

•
Total Company P&D for the wealth products we are not targeting to grow (VA and book value fixed deferred annuity products) amounted to $1.0 billion for the second quarter of 2011.  This result represents a year-over-year decrease of 30 per cent compared to the second quarter of 2010.

Funds under management13Total funds under management as at June 30, 2011 were $480.7 billion, an increase of $2.4 billion from March 31, 2011 and an increase of $25.0 billion over June 30, 2010.  Contributing to the 12 month increase were $51.6 billion related to investment returns and $7.6 billion of net positive policyholder cash flows. These items were partially offset by $31.2 billion due to the strengthening of the Canadian dollar and $3.0 billion of expenses, commissions, taxes and other movements.

U.S. GAAP results
Net income in accordance with U.S. GAAP14 for the second quarter of 2011 was $961 million, compared to $129 million in the second quarter of 2010.  The second quarter 2011 U.S. GAAP results were $466 million higher than our results under IFRS. As we are no longer reconciling our annual financial results under U.S. GAAP in our consolidated financial statements, net income in accordance with U.S. GAAP is considered a non-GAAP financial measure. A reconciliation of the major differences in net income attributed to shareholders for the second quarter is as follows:

C$ millions (unaudited) For the quarter ended June 30	2011	2010
Net income (loss) attributed to shareholders in accordance with IFRS	$490	$(2,434)
Non-controlling interest and participating policyholders’ income under IFRS	5	26
Net income (loss) in accordance with IFRS	$495	$(2,408)
Key earnings differences:
For variable annuity guarantee liabilities	236	1,119
Related to the impact of mark-to-market accounting and investing activities on investment income and policy liabilities under IFRS(a) compared to net realized gains on investments supporting policy liabilities under U.S. GAAP	(64)	1,572
New business differences including acquisition costs	(92)	(35)
Charges due to lower fixed income ultimate reinvestment rate assumptions used in the valuation of policy liabilities under IFRS only	370	-
Other changes in actuarial methods and assumptions and other differences	16	(119)
Total earnings differences	$466	$2,537
Net income in accordance with U.S. GAAP	$961	$129

(a)
Until the new IFRS standard for insurance contracts is effective, the requirements under prior Canadian GAAP  for the valuation of insurance liabilities (CALM) will be maintained.  Under CALM, the measurement of insurance liabilities is based on projected liability cash flows, together with estimated future premiums and net investment income generated from assets held to support those liabilities.

The primary earnings differences in accounting bases relate to:

•
Accounting for variable annuity guarantee liabilities – IFRS follows a predominantly “mark-to-market” accounting approach to measure variable annuity guarantee liabilities whereas U.S. GAAP only uses “mark-to-market” accounting for certain benefit guarantees, and reflects the Company’s own credit standing in the measurement of the liability.  Where we have hedged variable annuity policy liabilities that are not marked-to-market for U.S. GAAP reporting, the gains or losses on the derivatives are recognized in U.S. GAAP earnings and not offset by a change in the policy liability.  As at June 30, 2011 the liabilities for variable annuity guarantees reported in our IFRS results were $1.2 billion higher than reported in our U.S. GAAP results.

•
Investment income and policy liabilities – The second quarter 2011 IFRS impacts on insurance liabilities of fixed income reinvestment assumptions, general fund equity investments, activities to reduce interest rate exposures and certain market and trading gains of $239 million (2010 – charge of $1,523 million) compared to U.S. GAAP realized gains on investments supporting policy liabilities of $175 million (2010 – gain of $49 million).

•
Differences in the treatment of acquisition costs and other new business items – acquisition costs that are related to and vary with the production of new business are explicitly deferred and amortized under U.S. GAAP but are recognized as an implicit reduction in insurance liabilities along with other new business gains and losses under IFRS. In the second quarter, IFRS results benefited from lower new business strain compared to U.S. GAAP.

Total equity in accordance with U.S. GAAP15 as at June 30, 2011 was approximately $7.5 billion higher than under IFRS. The difference in equity is primarily attributable to the higher cumulative net income on a U.S. GAAP basis and that unrealized gains on fixed income

13	Funds under management is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
14	Net income in accordance with U.S. GAAP is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
15	Total equity in accordance with U.S. GAAP is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

Manulife Financial Corporation - Second Quarter 2011

investments are reported in equity under U.S. GAAP, but where the investments are supporting policy liabilities, these accumulated unrealized gains are largely offset in the valuation of the policy liabilities under IFRS.  The fixed income investments which have significant unrealized gains as a result of the current low levels of interest rates, along with the cumulative earnings differences, result in materially higher U.S. GAAP equity.

A reconciliation of the major differences in total equity is as follows:

(C$ millions) As at	June 30, 2011	December 31, 2010
Total equity in accordance with IFRS	$25,381	$24,675
Differences in shareholders’ retained earnings and participating policyholders’ equity	6,465	6,790
Difference in Accumulated Other Comprehensive Income attributable to:
(i) Available-for-sale securities and others;	1,934	1,723
(ii) Cash flow hedges; and	501	458
(iii) Translation of net foreign operations(a)	(1,537)	(1,418)
Differences in share capital, contributed surplus and non- controlling interest in subsidiaries	158	162
Total equity in accordance with U.S. GAAP	$32,902	$32,390

(a)	Reflects the net difference in the currency translation account after the re-set to zero through retained earnings upon adoption of IFRS at January 1, 2010.

Capital
Total capital was $28.9 billion as at June 30, 2011 compared to $30.8 billion as at June 30, 2010.  The net $1.9 billion reduction over the last 12 months was primarily driven by the $1.5 billion unfavourable impact of the strengthening of the Canadian dollar, $0.6 billion of lower unrealized gains on AFS securities and $0.4 billion of net financing redemptions, partially offset by income in excess of cash dividends and other items totaling $0.6 billion.

Capital update
As at June 30, 2011, MLI reported a strong MCCSR ratio of 241 per cent.  The two point decline from March 31, 2011 was a result of:
•	The continued phase in of the adoption of IFRS and a change to MCCSR guidelines for related party reinsurance agreements reduced capital by four points.
•	Two points of the reduction were due to the repayment of $220 million of debt that matured on May 31, 2011.
•	Required capital grew faster than the contribution to available capital of earnings net of cash dividends paid to shareholders.
•
Partially offset by the positive contribution of six points from the completion of a third party mortality and lapse reinsurance agreement during the quarter, on our Canadian Individual Insurance business.

Under the IFRS transition guidance outlined by the Office of the Superintendent of Financial Institutions, the impact of IFRS adoption on available capital is largely phased-in over an eight quarter period which began with the first quarter of 2011.  The impact on required capital is not subject to the phase-in rules. The phased-in adoption of IFRS reduced MLI’s MCCSR ratio by approximately four points over the first half of 2011 and is expected to reduce the ratio by approximately a further two points over the remainder of the two year phase-in period ending with the fourth quarter of 2012.

Under the 2011 MCCSR guidelines, asset risk required capital cannot be transferred via a reinsurance agreement unless the assets are also transferred.  This change, which is phased in over 2011, results in higher required capital for MLI, reducing MLI’s MCCSR ratio over the first half of 2011 by approximately six points.  When fully phased in MLI’s MCCSR ratio is expected to reduce by a further six points as a consequence of this change.

Manulife Financial Corporation - Second Quarter 2011

PERFORMANCE BY DIVISION

Asia Division

	Quarterly results
Canadian dollars	2Q 2011	1Q 2011	2Q 2010
Net income (loss) attributed to shareholders (millions)	$28	$351	$(632)
Premiums & deposits for products targeted for growth (millions)	2,650	2,286	2,023
Premiums & deposits for products not targeted for growth (millions)	109	85	328
Funds under management (billions)	68.1	67.4	61.7
U.S. dollars
Net income (loss) attributed to shareholders (millions)	$28	$357	$(615)
Premiums & deposits for products targeted for growth (millions)	2,740	2,320	1,968
Premiums & deposits for products not targeted for growth (millions)	112	86	317
Funds under management (billions)	70.6	69.4	58.2

Asia Division reported net income attributed to shareholders of US$28 million for the second quarter of 2011 compared with a net loss of US$615 million for the second quarter of 2010.  Included in net income attributed to shareholders in the second quarter of 2011 were net experience losses of US$232 million (2010 – US$874 million) as a result of equity, interest rate, and other non-fixed income returns differing from our best estimate policy liability assumptions.  These charges were primarily related to the variable annuity business in Japan.  Net income attributed to shareholders excluding these items was in line with the second quarter of 2010.  Higher fee income and earnings from in-force business growth was offset by lower gains on new business. The year-to-date net income attributed to shareholders was US$385 million compared to a loss of US$264 million for the same period of 2010.

Premiums and deposits for products targeted for growth for the second quarter of 2011 were US$2.7 billion, up 32 per cent from the second quarter of 2010 on a constant currency basis.  Higher premiums and deposits were driven by stronger new business sales and robust in-force growth in our insurance business, a result of broadening distribution and successful product launches. Wealth management premiums and deposits were fueled by strong mutual fund sales in our China joint venture, Manulife TEDA, as well as our operations in Hong Kong, combined with higher unit linked product sales in Indonesia.

Funds under management as at June 30, 2011 were US$70.6 billion, up 21 per cent from the second quarter of 2010. Growth was driven by strong net policyholder cash flow growth coupled with higher investment gains.

Canadian Division

	Quarterly results
Canadian dollars	2Q 2011	1Q 2011	2Q 2010
Net income (loss) attributed to shareholders (millions)	$260	$505	$(80)
Premiums & deposits for products targeted for growth (millions)	3,980	4,205	3,600
Premiums & deposits for products not targeted for growth (millions)	409	529	391
Funds under management (billions)	117.8	116.9	104.5

Canadian Division reported net income attributed to shareholders of $260 million for the second quarter of 2011, compared to a net loss of $80 million for the second quarter of 2010. Second quarter earnings in 2011 included net experience gains of $31 million (2010 – losses of $320 million) as a result of equity, interest rate, and other non-fixed income returns differing from our best estimate policy liability assumptions.

Excluding the above noted items, net income attributed to shareholders in the second quarter of 2011 declined by $12 million as compared to the second quarter of 2010. The positive impact of growth in asset levels in the Canadian wealth management operations and Manulife Bank was partially offset by the impact of hedging additional variable annuity guarantees during the second half of 2010.  In addition, changes in investment strategies resulted in higher strain on insurance new business and reduced earnings as compared to the same period in 2010. The year-to-date net income attributed to shareholders was $765 million compared to $202 million for the same period of 2010.

Premiums and deposits for products targeted for growth were $4.0 billion for the second quarter of 2011, an increase of 11 per cent from the second quarter of 2010. Premiums and deposits for wealth products targeted for growth rose by 25 per cent in the second quarter of 2011 as compared to the second quarter of 2010. The increase was driven by continued strong momentum in retail mutual fund deposits which were more than twice the levels of a year ago, and a 35 per cent rise in sales of InvestmentPlus, our low guarantee variable annuity product. Increases in group retirement deposit activity from a growing block of in-force participants also contributed to the second quarter year-over-year growth. Growth was dampened by the continued decline in sales of fixed products reflecting consumer preference for variable products in a low interest rate environment.  Premiums and deposits for insurance products targeted for growth were two per cent higher in the second quarter of 2011 as compared to the same period in 2010. Premiums and deposits for variable annuity products not targeted for growth were $0.4 billion in the second quarter of 2011, in line with the second quarter of 2010.

Manulife Financial Corporation - Second Quarter 2011

Funds under management grew by 13 per cent or $13.3 billion to $117.8 billion as at June 30, 2011 compared to June 30, 2010.  The increase reflects the favourable impact of equity market appreciation and the decline in interest rates on asset values, in combination with business growth driven by Manulife Bank and the wealth management businesses over the past twelve months.

U.S. Insurance

	Quarterly results
Canadian dollars	2Q 2011	1Q 2011	2Q 2010
Net income (loss) attributed to shareholders (millions)	$299	$403	$(1,073)
Premiums & deposits for products targeted for growth (millions)	855	943	751
Premiums & deposits for products not targeted for growth (millions)	745	864	1,023
Funds under management (billions)	76.3	74.7	75.2

U.S. dollars
Net income (loss) attributed to shareholders (millions)	$309	$409	$(1,044)
Premiums & deposits for products targeted for growth (millions)	883	957	731
Premiums & deposits for products not targeted for growth (millions)	769	877	996
Funds under management (billions)	79.1	76.9	70.9

U.S. Insurance reported net income attributed to shareholders of US$309 million for the second quarter of 2011, compared to a net loss of US$1,044 million for the second quarter of 2010. Included in net income attributed to shareholders in the second quarter of 2011 were net experience gains of US$186 million (2010 –  losses of US$1,100 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions.  Excluding these items, net income attributed to shareholders increased by US$67 million, compared to the second quarter of 2010, primarily due to lower new business strain as a result of product repositioning activities. The year-to-date net income attributed to shareholders was US$718 million compared to a loss of US$841 million for the same period of 2010.

Premiums and deposits for the second quarter for products targeted for growth were US$0.9 billion, US$0.2 billion or 21 per cent higher than the second quarter of 2010.  Premiums and deposits for the second quarter for products not targeted for growth were US$0.8 billion, 23 per cent lower than the second quarter of 2010 as a result of transitioning to sales of lower risk products.

Funds under management as at June 30, 2011 were US$79.1 billion, up 12 per cent from June 30, 2010, due to growth in in-force business and an increase in the market value of funds under management.

U.S. Wealth Management

	Quarterly results
Canadian dollars	2Q 2011	1Q 2011	2Q 2010
Net income (loss) attributed to shareholders (millions)	$130	$312	$(536)
Premiums & deposits for products targeted for growth (millions)	6,491	7,251	6,059
Premiums & deposits for products not targeted for growth (millions)	520	528	798
Funds under management (billions)	187.5	187.8	178.2

U.S. dollars
Net income (loss) attributed to shareholders (millions)	$134	$317	$(521)
Premiums & deposits for products targeted for growth (millions)	6,707	7,357	5,896
Premiums & deposits for products not targeted for growth (millions)	537	536	778
Funds under management (billions)	194.4	193.3	168.0

U.S. Wealth Management reported net income attributed to shareholders of US$134 million for the second quarter of 2011, compared to a net loss of US$521 million for the second quarter of 2010.  Included in net income attributed to shareholders in the second quarter of  2011 were net experience losses of US$18 million (2010 – US$662 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions.  Excluding these items, net income attributed to shareholders increased by US$11 million.  Higher fee income in JH Wealth Asset Management from higher average assets under management was partially offset by the costs associated with the hedging of additional in-force variable annuity guaranteed value and higher acquisition costs related to higher sales of mutual funds.  The year-to-date net income attributed to shareholders was US$451 million compared to a loss of US$168 million for the same period of 2010.

Premiums and deposits for wealth products targeted for growth for the second quarter of 2011 were US$6.7 billion, up 14 per cent from US$5.9 billion for the second quarter of 2010 primarily due to a 50 per cent increase in mutual fund sales.  Premiums and deposits for wealth products not targeted for growth were US$0.5 billion for the second quarter of 2011, down 31 per cent from US$0.8 billion for the second quarter of 2010 as a result of ongoing risk management initiatives.

Manulife Financial Corporation - Second Quarter 2011

Funds under management as at June 30, 2011 were US$194.4 billion, up 16 per cent from US$168.0 billion as at June 30, 2010 driven by positive investment returns.  Over the last twelve months JH Wealth Asset Management net sales of US$5.7 billion were offset by surrender and benefit payments in JH Fixed Products and JH Variable Annuities.

Reinsurance Division

	Quarterly results
Canadian dollars	2Q 2011	1Q 2011	2Q 2010
Net income (loss) attributed to shareholders (millions)	$63	$(92)	$40
Premiums & deposits (millions)	268	303	249

U.S. dollars
Net income (loss) attributed to shareholders (millions)	$64	$(93)	$39
Premiums & deposits (millions)	276	308	242

Reinsurance Division’s net income attributed to shareholders for the second quarter of 2011 was US$64 million compared to US$39 million for the second quarter of 2010.  Included in net income attributed to shareholders in the second quarter of 2011 were net experience losses of US$7 million (2010 – US$19 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions. Excluding these items, net income attributed to shareholders increased by US$13 million primarily due to improved claims experience in both Property & Casualty and Life Retrocession lines. The year-to-date net loss attributed to shareholders was US$29 million compared to net income of US$82 million for the same period of 2010.

Premiums for the second quarter of 2011 were US$276 million, up 14 per cent from US$242 million reported in the second quarter of 2010.  The increase is mainly due to higher International Group Program premiums driven by currency appreciation of the Euro against the U.S. dollar.  Life Retrocession premiums increased due to fluctuations in client reporting.

Subsequent to quarter-end, we announced the sale of our Life Retrocession business as it no longer aligned with our strategy.  The sale to Pacific Life Insurance Company, based in the United States, is expected to close in the third quarter of 2011, and to generate an after tax gain of approximately $275 million. The ongoing after-tax earnings impact is expected to be approximately $50 million per year and therefore not material to Manulife’s consolidated results.

Corporate and Other

	Quarterly results
Canadian dollars	2Q 2011	1Q 2011	2Q 2010
Net loss attributed to shareholders (millions)	$(290)	$(494)	$(153)
Funds under management (billions)	28.6	29.1	33.7

Corporate and Other is comprised of the earnings on assets backing capital, net of amounts allocated to operating divisions, changes in actuarial assumptions, including changes to the fixed income ultimate reinvestment rate assumptions, and model enhancements, Investment Division’s external asset management business, the John Hancock Accident and Health operation, settlement costs for macro equity hedges and other non operating items. The year-to-date net loss attributed to shareholders was $784 million compared to a loss of $200 million for the same period of 2010.

Corporate and Other reported a net loss attributed to shareholders of $290 million for the second quarter of 2011 compared to a net loss of $153 million for the second quarter of 2010.  The net loss for the second quarter of 2011 included a charge for the change in the fixed income ultimate reinvestment rates used in the valuation of policy liabilities of $370 million, partially offset by realized gains on AFS bonds of $107 million and gains related to macro equity hedges of $38 million.

Excluding the above notable items, the net loss for the second quarter of 2011 was $65 million, an $88 million improvement over the second quarter of 2010.  The improvement was due to higher gains on the AFS equity portfolio, favourable tax related items and the non-recurrence of losses on derivatives in the second quarter of 2010, partially offset by other changes in actuarial methods and assumptions.  The derivative losses in 2010 were due to IFRS hedge accounting requirements. The instrument was restructured in the second half of 2010 to qualify as a hedge instrument under IFRS. The other changes in actuarial methods and assumptions were a charge of $32 million in the second quarter of 2011 and a release of $13 million in the second quarter of 2010.

Funds under management of $28.6 billion as at June 30, 2011 include assets managed by Manulife Asset Management on behalf of institutional clients of $22.7 billion (2010 – $23.9 billion) and $5.9 billion (2010 – $9.8 billion) of the Company’s own funds.  The decrease in the Company’s own funds is as a result of an increased allocation of capital to the operating divisions, the impact of the stronger Canadian dollar and $0.4 billion of net capital redemptions, partially offset by the issuance of US$1.1 billion of senior notes and $0.9 billion of medium term notes during the 12 months ended June 30, 2011.

Manulife Financial Corporation - Second Quarter 2011

RISK MANAGEMENT

Overview
Manulife Financial is a financial institution offering insurance, wealth and asset management products and services, which subjects the Company to a broad range of risks.  We manage these risks within an enterprise-wide risk management framework.

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our most recent Annual Information Form, “Risk Management” and “Critical Accounting and Actuarial Policies” in the MD&A in our 2010 Annual Report and the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports.

Market risk hedging strategies
As a result of the dynamic and macro hedges, as at June 30, 2011, it was estimated that approximately 60 to 66 per cent of our underlying earnings sensitivity to a 10 per cent decline in equity markets would be offset by hedges. The lower end of the range assumes that the dynamic hedge assets would cover 80 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities and the upper end of the range assumes the dynamic hedge assets would completely offset the loss from the dynamically hedged variable annuity guarantee liabilities. The range at March 31, 2011 was 59 to 65 per cent. As previously communicated, our goal is to have approximately 60 per cent of the underlying earnings sensitivity to equity markets offset by hedges by the end of 2012 and 75 per cent by the end of 2014. The Company intends to further reduce its exposure through a combination of time-scheduled and market-trigger based actions.

The Company’s stated goal is to reduce its interest rate exposures, as measured by the sensitivity of net income attributed to shareholders to a 100 basis point parallel decline in interest rates, to achieve a maximum exposure of $1.65 billion and $1.1 billion, as at year end 2012 and 2014, respectively.  As at June 30, 2011, the sensitivity of our net income to a 100 basis point decline was $1.2 billion, which was ahead of our 2012 year end goal.

As part of our risk reduction activities, we continued to dynamically hedge virtually all new variable annuity business written and we initiated hedging on $72 million of in-force variable annuity guarantee value during the second quarter of 2011.  By June 30, 2011 approximately 64 per cent of the guarantee value was either dynamically hedged or reinsured, compared to 63 per cent at March 31, 2011. The business dynamically hedged at June 30, 2011 comprises 59 per cent of the variable annuity guarantee values, net of amounts reinsured.

We adjusted the mix of our macro equity hedges during the second quarter of 2011 by shorting approximately $125 million of equity TOPIX futures contracts and unwinding $100 million of Toronto Stock Exchange (TSX) equity future contracts to better match our exposures. The macro hedging strategy, which commenced in 2010, is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other products and fees.

In the second quarter of 2011, we executed largely offsetting interest rate swaps which lengthened the duration of our fixed income investments supporting our liabilities and reduced duration in our surplus segments.  These actions have reduced the sensitivity of our earnings to interest rate movements, but do not materially impact economic exposures.  In addition, we executed additional interest rate swaps and purchased longer duration bonds which also lengthened the duration of assets in our liability segments.

There can be no assurance that the Company's exposure to equity performance and movements in interest rates will be reduced to within our 2014 targets or remain within our 2012 targets. We may be unable to hedge our existing unhedged business as outlined in our risk reduction plans, or if we do so, we may be required to record a charge to income when we initiate hedging. Under certain market conditions, which include a sustained increase in realized equity and interest rate volatilities, a decline in interest rates or equity markets, or an increase in the correlation between equity market declines and interest rate declines, the costs of hedging the benefit guarantees provided in variable annuities may increase or become uneconomic, in which case we may reduce or discontinue sales of certain of these products.  In addition, there can be no assurance that our dynamic hedging strategy will fully offset the risks arising from the variable annuities being hedged.

Our hedging strategies expose the Company to additional risks. Hedging relies on the execution of derivative transactions and the ability to execute may be negatively impacted if markets for these instruments become illiquid. Hedging also subjects the Company to the risk of increased funding and collateral demands which may become significant as markets rise.

Sensitivities and risk exposure measures

Caution related to sensitivities In this document, we have provided sensitivities and risk exposure measures for certain risks.  These include the sensitivity due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment returns and investment activity we assume in the future. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged.  Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.  For these reasons, these sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below.  Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders or on MLI’s MCCSR ratio will be as indicated.

Variable annuity and segregated fund guarantees Guarantees on variable products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees.  Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guaranteed values.  Depending on future equity market levels, liabilities on current in-force business could be due primarily in the period from 2015 to 2038.

The table below shows selected information regarding the Company’s variable annuity guarantees gross and net of reinsurance and the business dynamically hedged.

Manulife Financial Corporation - Second Quarter 2011

Variable annuity and segregated fund guarantees

As at	June 30, 2011			March 31, 2011
(C$ millions)	Guarantee value	Fund value	Amount at risk(d)	Guarantee value	Fund value	Amount at risk(d)
Guaranteed minimum income benefit(a)	$7,529	$5,921	$1,620	$7,829	$6,241	$1,610
Guaranteed minimum withdrawal benefit	62,048	57,178	5,933	61,796	57,653	5,603
Guaranteed minimum accumulation benefit	22,811	23,850	1,947	22,958	24,556	1,745
Gross living benefits(b)	$92,388	$86,949	$9,500	$92,583	$88,450	$8,958
Gross death benefits(c)	15,127	12,085	2,478	15,536	12,487	2,408
Total gross of reinsurance and hedging	$107,515	$99,034	$11,978	$108,119	$100,937	$11,366
Living benefits reinsured	$6,500	$5,106	$1,402	$6,774	$5,394	$1,394
Death benefits reinsured	4,420	3,731	875	4,641	3,940	897
Total reinsured	$10,920	$8,837	$2,277	$11,415	$9,334	$2,291
Total, net of reinsurance	$96,595	$90,197	$9,701	$96,704	$91,603	$9,075
Living benefits dynamically hedged	$52,441	$51,589	$3,402	$52,245	$52,295	$3,109
Death benefits dynamically hedged	4,990	3,410	438	4,991	3,385	356
Total dynamically hedged	$57,431	$54,999	$3,840	$57,236	$55,680	$3,465
Living benefits retained	$33,447	$30,254	$4,696	$33,564	$30,761	$4,455
Death benefits retained	5,717	4,944	1,165	5,904	5,162	1,155
Total, net of reinsurance and dynamic hedging	$39,164	$35,198	$5,861	$39,468	$35,923	$5,610

(a)	Contracts with guaranteed long-term care benefits are included in this category.
(b)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote (c).
(c)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
(d)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value.  This amount is not currently payable.  For guaranteed minimum death benefit, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the net amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the net amount at risk is floored at zero at the single contract level.

The policy liabilities established for these benefits were $3,236 million at June 30, 2011 (March 31, 2011 – $2,387 million).  These policy liabilities included the policy liabilities for both the hedged and the unhedged business. For unhedged business, policy liabilities were $1,979 million at June 30, 2011 (March 31, 2011 – $1,670 million).  The policy liabilities for the hedged block were $1,257 million at June 30, 2011 (March 31, 2011 – $717 million).

Publicly traded equity performance risk

Our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products. The profit (loss) on the hedge instruments will not completely offset the underlying (losses) gains related to the guarantee liabilities hedged because:

•	Policyholder behaviour and mortality experience is not hedged;

•	Provisions for adverse deviation in the policy liabilities are not completely hedged;

•	A portion of interest rate risk is not hedged;

•	Fund performance on a small portion of the underlying funds is not hedged due to lack of availability of effective exchange traded hedge instruments;

•	Performance of the underlying funds hedged may differ from the performance of the corresponding hedge instruments;

•	Unfavourable realized equity volatility, bond return volatility and interest rate volatility may result in higher than expected rebalancing costs; and

•	Not all other risks are hedged (see MD&A in the 2010 Annual Report).

The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 per cent change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities.  The potential impact is shown before and after taking into account the impact of the change in markets on the hedge assets.  The potential impact is shown assuming that change in value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities and also is shown assuming the change in value is not completely offset.

While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on shareholders’ net income. We report the impact based on the assumption that for a 10, 20 and 30 per cent decrease in the market value of equities, the profit

Manulife Financial Corporation - Second Quarter 2011

from the hedge assets offsets 80, 75 and 70 per cent, respectively, of the loss arising from the change in the policy liabilities associated with the guarantees dynamically hedged. For a 10, 20 and 30 per cent market increase in the market value of equities the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively.

As at June 30, 2011 the change in the value of the hedge assets was estimated to offset 60 to 66 per cent of the underlying impact on net income attributed to shareholders from a 10 per cent decline in publicly traded equity markets (59 to 65 per cent as at March 31, 2011)16.  The lower end of the range assumes that the dynamic hedge assets offset 80 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities and the upper end of the range assumes the dynamic hedge assets completely offset the loss from the dynamically hedged variable annuity guarantee liabilities.

The Company targets to have 60 per cent of the underlying impact of declines in equity markets offset by hedge assets by the end of 2012 and 75 per cent of the underlying impact offset by hedge assets by the end of 2014.

Potential impact on annual net income attributed to shareholders arising from changes to public equity returns(a)

As at June 30, 2011
(C$ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity of net income attributed to shareholders (b)
Variable annuity guarantees	$(4,650)	$(2,840)	$(1,260)	$1,000	$1,810	$2,350
Asset based fees	(270)	(180)	(100)	90	180	270
General fund equity investments(c)	(310)	(210)	(100)	100	220	320
Total underlying sensitivity	$(5,230)	$(3,230)	$(1,460)	$1,190	$2,210	$2,940
Impact of hedge assets
Impact of macro hedge assets	$1,360	$910	$450	$(450)	$(910)	$(1,360)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	2,100	1,250	520	(360)	(600)	(790)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$3,460	$2,160	$970	$(810)	$(1,510)	$(2,150)
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$(1,770)	$(1,070)	$(490)	$380	$700	$790
Impact of assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(d)	(630)	(320)	(100)	(70)	(160)	(230)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(d)	$(2,400)	$(1,390)	$(590)	$310	$540	$560
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liabilities	66%	67%	66%	68%	68%	73%
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedges do not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(d)	54%	57%	60%	74%	76%	81%

(a)	See ”Caution related to sensitivities” above.
(b)
Defined as sensitivity of net income attributed to shareholders to a change in public equity markets including settlements on reinsurance contracts existing at September 30, 2010, but before the offset of hedge assets or other risk mitigants.

(c)
This impact for general fund equities is calculated at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(d)
For a 10, 20 and 30 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities, respectively. For a 10, 20 and 30 per cent market increase the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively. For presentation purposes, numbers are rounded.

16
Defined as earnings sensitivity to a 10 per cent decline in public equity markets including settlements on reinsurance contracts existing at September 30, 2010, but before the offset of hedge assets or other risk mitigants.

Manulife Financial Corporation - Second Quarter 2011

As at March 31, 2011
(C$ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity of net income attributed to shareholders (b)
Variable annuity guarantees	$(4,480)	$(2,720)	$(1,200)	$930	$1,690	$2,160
Asset based fees	(270)	(180)	(100)	90	180	280
General fund equity investments(c)	(300)	(200)	(100)	120	240	350
Total underlying sensitivity	$(5,050)	$(3,100)	$(1,400)	$1,140	$2,110	$2,790
Impact of hedge assets
Impact of macro hedge assets	$1,350	$900	$450	$(450)	$(910)	$(1,350)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	1,910	1,120	460	(300)	(530)	(690)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$3,260	$2,020	$910	$(750)	$(1,440)	$(2,040)
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$(1,790)	$(1,080)	$(490)	$390	$670	$750
Impact of assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(d)	(570)	(280)	(90)	(70)	(130)	(210)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(d)	$(2,360)	$(1,360)	$(580)	$320	$540	$540
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liabilities	65%	65%	65%	66%	68%	73%
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedges do not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(d)	53%	56%	59%	72%	74%	81%

(a)	See ”Caution related to sensitivities” above.
(b)
Defined as sensitivity of net income attributed to shareholders to a change in public equity markets including settlements on reinsurance contracts existing at September 30, 2010, but before the offset of hedge assets or other risk mitigants.

(c)
This impact for general fund equities is calculated at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(d)
For a 10, 20 and 30 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities, respectively. For a 10, 20 and 30 per cent market increase the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively. For presentation purposes, numbers are rounded.

Manulife Financial Corporation - Second Quarter 2011

Potential impact on MLI’s MCCSR ratio arising from public equity returns different than the expected return for policy liability valuation (a),(b)

As at	June 30, 2011						March 31, 2011
(percentage points)	-30%	-20%	-10%	+10%	+20%	+30%	-30%	-20%	-10%	+10%	+20%	+30%
Impact on MLI MCCSR	(23)	(13)	(5)	8	14	21	(21)	(12)	(5)	10	15	15

(a)	See ”Caution related to sensitivities” above.
(b)
For a 10, 20 and 30 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities, respectively. For a 10, 20 and 30 per cent market increase the loss on the dynamic hedge assets is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively.

The following table shows the notional value of shorted equity futures contracts utilized for our variable annuity guarantee dynamic hedging and our macro equity risk hedging strategies.

As at
(C$ millions)	June 30, 2011	March 31, 2011
For variable annuity guarantee dynamic hedging strategy	$5,700	$5,100
For macro equity risk hedging strategy	5,400	5,500
Total	$11,100	$10,600

Interest rate and spread risk

The following table shows the potential impact on net income attributed to shareholders of a change of one per cent in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates, relative to the rates assumed in the valuation of policy liabilities.  The impact does not include any potential changes to the ultimate reinvestment rate assumptions.

Potential impact on annual net income attributed to shareholders of an immediate one per cent parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(a),(b),(c),(d)

As at	June 30, 2011				March 31, 2011
(C$ millions)	-100	bp	+100	bp	-100	bp	+100	bp
General fund products(b)	$(900)		$800		$(1,200)		$1,000
Variable annuity guarantees(c)	(300)		200		(300)		200
Total	$(1,200)		$1,000		$(1,500)		$1,200

(a)	See ”Caution related to sensitivities” above.
(b)	The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in interest rates.
(c)	For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.
(d)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business and investment market and activities during the quarter.  Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

As noted above, in the second quarter of 2011, we executed largely offsetting interest rate swaps which lengthened the duration of our fixed income investments supporting our liabilities and reduced duration in our surplus segments.  These actions have reduced the sensitivity of our earnings to interest rate movements, but do not materially impact economic exposures.  In addition, we executed additional interest rate swaps and purchased longer duration bonds which also lengthened the duration of assets in our liability segments.

Changes in the market value of the AFS fixed income assets may provide a natural economic offset to the interest rate risk arising from our product liabilities. In order for there to also be an accounting offset, the Company would need to have AFS fixed income investments with appropriate unrealized gains or losses and also to sell such assets in order to realize the gain or loss.  The Company reported $107 million of net realized gains on AFS fixed income assets held in surplus segments in the second quarter of 2011 and at June 30, 2011 we had a net after-tax unrealized gain of $147 million on the AFS fixed income assets held in the surplus segments.

Manulife Financial Corporation - Second Quarter 2011

Potential impact on annual net income attributed to shareholders of an immediate one per cent parallel change in interest rates including the impact on the change in market value of AFS fixed income assets in the surplus segment(a),(b)

As at	June 30, 2011				March 31, 2011
(C$ millions)	-100	bp	+100	bp	-100	bp	+100	bp
Impact excluding the change in the market value of AFS fixed income assets held in the surplus segment	$(1,200)		$1,000		$(1,500)		$1,200
Impact of the change in the market value of AFS fixed income assets held in the surplus segment(b)	600		(600)		700		(600)
Impact including 100% of the change in the market value of AFS fixed income assets held in the surplus segment(b)	$(600)		$400		$(800)		$600

(a)	See “Caution related to sensitivities” above.
(b)
The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the aggregate amount of unrealized gain or loss.  The table above only reflects the impact of the change in the unrealized position, as the total unrealized position will depend upon the unrealized position at the beginning of the period.

Potential impact on MLI’s MCCSR ratio arising from an immediate one percent parallel change in interest rates(a)

As at	June 30, 2011				March 31, 2011
(percentage points)	-100	bp	+100	bp	-100	bp	+100	bp
Impact excluding the change in the market value of AFS fixed-income assets held in the surplus segment	(19)		16		(21)		17
Impact including 100% of the change in the market value of the AFS fixed income assets held in the surplus segment(b)	(15)		12		(16)		12

(a)	See ”Caution related to sensitivities” above.
(b)
The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the aggregate amount of unrealized gain or loss.  The table above only reflects the impact of the change in the unrealized position, as the total unrealized position will depend upon the unrealized position at the beginning of the period.

The following tables show the potential impact on net income attributed to shareholders resulting from a change in credit spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

Potential impact on annual net income attributed to shareholders arising from changes to corporate spreads(a),(b)

As at	June 30, 2011				March 31, 2011
(C$ millions)	-50	bp	+50	bp	-50	bp	+50	bp
Corporate spreads(c),(d),(e)	$(500)		$400		$(500)		$400

(a)	See ”Caution related to sensitivities” above.
(b)	The sensitivity was estimated as 50% of the sensitivity to a 100 basis point change. Actual results may differ materially from these estimates.
(c)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in interest rates.

(d)	Corporate spreads are assumed to grade to the long term average over five years.
(e)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business and investment market and activities during the quarter.  Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

Potential impact on annual net income attributed to shareholders arising from changes to swap spreads(a),(b),(c)

As at	June 30, 2011				March 31, 2011
(C$ millions)	-20	bp	+20	bp	-20	bp	+20	bp
Swap spreads	$400		$(400)		$300		$(300)

(a)	See ”Caution related to sensitivities” above.
(b)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes to swap spreads.

(c)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business and investment market and activities during the quarter.  Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

Manulife Financial Corporation - Second Quarter 2011

Legal proceedings update

The Company announced on April 21, 2011 that it had been informed by staff of the Ontario Securities Commission (“OSC”) that staff would not seek any orders from the OSC in connection with the enforcement notice delivered by staff in June 2009 relating to the Company’s disclosure before March 2009 of risks related to its variable annuity guarantee and segregated funds business.

As outlined in our 2010 Annual Report, proposed class action lawsuits against the Company have been filed in Canada and the United States, on behalf of investors in those jurisdictions, based on allegations that the Company failed to meet its disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products. The Company believes that its disclosure satisfied applicable disclosure requirements and intends to vigorously defend itself against any claims based on these allegations.

Subsequent event

On July 18, 2011, the Company entered into an agreement with Pacific Life Insurance Company (“Pacific Life”) to sell its life retrocession business. The Company’s run-off reinsurance business, a closed block of reinsurance assumed from other reinsurers, is excluded from this agreement. The transaction is expected to close in the third quarter of 2011. The transaction is structured as reinsurance agreements between Pacific Life and the Company, in which the actuarial liabilities and related operating assets will be transferred to Pacific Life. The net cash payment to Pacific Life is expected to be approximately US$650 million in lieu of transferring the invested assets backing the actuarial liabilities. Under the term of the agreement, the Company will transfer the infrastructure (including IT systems and workforce) required to administer the life retrocession business to Pacific Life. The gain on disposal is expected to be US$275 million (net of taxes of US$135 million) which will be recorded in Other net investment income (loss) in the Company’s Consolidated Statements of Income. This transaction is expected to increase the Company’s regulatory capital ratio by approximately six points.

ACCOUNTING MATTERS AND CONTROLS

Critical accounting and actuarial policies
Our significant accounting policies under IFRS are described in note 1 to our interim Consolidated Financial Statements for the period ended March 31, 2011.  Significant estimation processes relate to the determination of insurance and investment contract liabilities, evaluation of invested asset impairment, the application of derivative and hedge accounting, assessment of relationships with other entities for consolidation, determination of pension and other post-employment benefit obligations and expenses, income taxes and uncertain tax positions and valuation of goodwill and intangible assets.  In addition, in the determination of the fair values of invested assets, where observable market data is not available, management applies judgment in the selection of valuation models.

The critical accounting policies and the estimation processes related to the determination of insurance contract liabilities, fair values of financial instruments, the application of derivative and hedge accounting, the determination of pension and other post-employment benefit obligations and expenses, and accounting for income taxes and uncertain tax positions have remained unchanged from practices under prior Canadian GAAP and are described on pages 61 to 69 of our 2010 Annual Report.  For a description of our accounting policy and estimation process related to the evaluation of invested asset impairment, assessment of relationships with other entities for consolidation, and the valuation of goodwill and intangible assets under IFRS, refer to pages 98 to 102 of our Annual Consolidated Financial Statements in our 2010 Annual Report and note 1 to our interim Consolidated Financial Statements for the period ended March 31, 2011.

Changes in internal control over financial reporting
No changes were made in our internal control over financial reporting during the six months ended June 30, 2011, that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

Future accounting and reporting changes
There are a number of accounting and reporting changes issued under IFRS including those still under development by the International Accounting Standards Board (“IASB”) that will impact the Company beginning in 2012 and later. A summary of the most recently issued new accounting standards is as follows:

Topic	Effective Date	Measurement / Presentation	Expected impact
Amendments to IFRS 7 “Financial Instruments: Disclosures”	January 1, 2012	Disclosure	Not expected to have a significant impact
Amendment to IAS 12 “Income Taxes”	January 1, 2012	Measurement	Not expected to have a significant impact
IFRS 10, IFRS 11, IFRS 12 and amendments to IAS 27, and IAS 28 regarding consolidation, disclosures and related matters	January 1, 2013	Measurement and Disclosure	Currently assessing
IFRS 13 “Fair Value Measurement”	January 1, 2013	Measurement	Currently assessing
Amendments to IAS 1 “Presentation of Financial Statements”	January 1, 2013	Presentation	Not expected to have a significant impact
Amendments to IAS 19 “Employee Benefits”	January 1, 2013	Measurement	Could have a material impact on the financial statements and regulatory capital at transition and subsequently
IFRS 9 “Financial Instruments”	January 1, 2015	Measurement	Currently assessing

As outlined in our 2010 Annual Report, the IASB issued an exposure draft for insurance contracts in July 2010.  The IASB recently announced that it does not expect to issue a final standard until 2012 and with an effective date of 2015 at the earliest.

Manulife Financial Corporation - Second Quarter 2011

The amendments to IFRS 7 “Financial Instruments: Disclosures - Transfer of Financial Assets”, issued in October 2010, increase the disclosure requirements for transactions involving transfers of financial assets.  These amendments are intended to provide greater transparency around risk exposures when a financial asset is transferred but the transferor retains some level of continuing involvement in the asset.  The amendments also require disclosures where transfers of financial assets do not occur evenly throughout the period.

The amendments to IFRS 7 are effective for annual periods beginning on or after July 1, 2011.  The Company does not expect that the adoption of these amendments will have a significant impact on its consolidated financial statements.

An amendment to IAS 12 “Income Taxes” was issued in December 2010 that provides a practical approach to the measurement of deferred tax liabilities and deferred tax assets when investment property is measured using the fair value model under IAS 40 “Investment Property”.  Where entities measure deferred tax liabilities and deferred tax assets using a tax rate and tax base that is consistent with the expected manner of recovery or settlement, the amendment provides a rebuttable presumption for investment property measured using the fair value model that its carrying amount will be recovered through sale.  This amendment is effective for annual periods beginning on or after January 1, 2012.  Earlier application is permitted.  The Company does not expect that the adoption of this amendment will have a significant impact on its consolidated financial statements.

IFRS 10 “Consolidated Financial Statements”, Amendments to IAS 27 “Separate Financial Statements”, IFRS 11 “Joint Arrangements”, IFRS 12 “Disclosure of Interests in Other Entities”, and Amendments to IAS 28 “Investments in Associates and Joint Ventures” were all issued in May 2011 to improve consolidation and joint venture accounting.  Each standard has an effective date for annual periods beginning on or after January 1, 2013, with earlier application permitted if the standards are adopted as a group.

IFRS 10 replaces the consolidation guidance in IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidation - Special Purpose Entities” by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee.  Under IFRS 10, control is based on whether an investor has 1) power over the investee; 2) exposure, or rights, to variable returns from its involvement with the investee; and 3) the ability to use its power over the investee to affect the amount of the returns.  The Company is currently assessing the impact of IFRS 10 on its consolidated financial statements.

IFRS 11 introduces new accounting requirements for joint arrangements, replacing IAS 31 “Interests in Joint Ventures”. The option to apply the proportional consolidation method when accounting for jointly controlled entities is removed.  The Company does not expect the adoption of IFRS 11 to have a significant impact on its consolidated financial statements.

IFRS 12 requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to require information so that financial statement users may evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvements with unconsolidated structured entities and non-controlling interest holders’ involvement in the activities of consolidated entities.  The Company is currently assessing the impact of IFRS 12 on its consolidated financial statements.

IAS 28 is amended for conforming changes based on the issuance of IFRS 10, IFRS 11 and IFRS 12 and the Company does not expect that adoption of these amendments will have a significant impact on its consolidated financial statements.

IFRS 13 “Fair Value Measurement” was issued in May 2011 and replaces existing IFRS guidance on fair value measurement with a single standard.  IFRS 13 defines fair value, provides guidance on how to determine fair value and requires disclosures about fair value measurements.  IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value.  The standard is effective for annual periods beginning on or after January 1, 2013.  The Company is currently assessing the impact of IFRS 13 on its consolidated financial statements.

The amendments to IAS 1 “Presentation of Financial Statements” were issued in June 2011 requiring changes to the presentation of items of other comprehensive income.  Under the amendments, presentation of items within other comprehensive income will be separately presented based on whether or not the item will be subsequently reclassified into income.  The amendments are effective for annual periods beginning on or after January 1, 2013.  The Company does not expect the adoption of these amendments to have a significant impact on its consolidated financial statements.

The amendments to IAS 19 “Employee Benefits” were issued in June 2011. The amendments require the full funded status of the plan to be reflected in the Consolidated Statements of Financial Position and eliminate the corridor approach for amortization of actuarial gains and losses. This results in actuarial gains and losses being recognized in full in other comprehensive income when they occur and will no longer be recognized in income. Past-service costs will be recognized when a plan is amended with no deferral over the vesting period. The net benefit cost for defined benefit plans will be disaggregated into service cost and finance cost components in the Consolidated Statements of Income.  Finance cost will be calculated using interest rates based on high quality corporate bond yields. Further, these amendments include enhanced disclosures about the characteristics of defined benefit plans and the risks to which the entity is exposed through participation in those plans.

The amendments to IAS 19 are effective for fiscal years beginning on or after January 1, 2013. Earlier application is permitted.  At December 31, 2010, the consolidated unrecognized net actuarial loss for the Company’s pension and post-employment benefits was $839 million and $25 million, respectively, which if persisted at the date of adoption would be reflected in equity upon adoption and would reduce MLI’s MCCSR ratio by approximately 7 points assuming that regulatory capital includes this component of OCI in the future. Depending on market conditions and future regulatory capital requirements, the adoption of these amendments and subsequent changes in actuarial gains and losses could have a material impact on the Company’s consolidated financial statements and regulatory capital both at transition and subsequently.

IFRS 9 “Financial Instruments” issued in November 2009 and amended in October 2010 is the first phase of a three phase project to replace IAS 39 “Financial Instruments: Recognition and Measurement”.  IFRS 9 currently provides that financial assets are measured at either amortized cost or fair value on the basis of the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.  The classification and measurement for financial liabilities remains generally unchanged, however, revisions have been made in the accounting for changes in fair value of a financial liability attributable to changes in the credit risk of that liability.  The other phases of this project which are currently under development include impairment and hedge accounting.

IFRS 9 is effective for annual periods beginning on or after January 1, 2013.  However, the IASB recently issued an exposure draft to revise the effective date for IFRS 9 to annual periods beginning on or after January 1, 2015.  The Company is assessing the full impact of IFRS 9 on its consolidated financial statements in conjunction with the completion of the other phases of this project.

Manulife Financial Corporation - Second Quarter 2011

Audit Committee
As in prior quarters, MFC’s Audit Committee reviewed this MD&A and the unaudited interim summary consolidated financial statements and MFC’s Board of Directors approved this MD&A prior to its release.

QUARTERLY FINANCIAL INFORMATION

The following table provides summary information related to our eight most recently completed quarters:

	IFRS						Canadian GAAP
As at and for the three months ended, (Canadian $ in millions, except per share amounts)	Jun 30, 2011	Mar 31, 2011	Dec 31, 2010	Sept 30, 2010	Jun 30, 2010	Mar31, 2010	Dec 31, 2009	Sept 30, 2009
Revenue
Premium income
Life and health insurance	$3,452	$3,593	$3,663	$3,568	$3,433	$3,268	$3,575	$3,576
Annuities and pensions	730	927	1,051	1,035	986	1,094	1,156	1,947
Total premium income	$4,182	$4,520	$4,714	$4,603	$4,419	$4,362	$4,731	$5,523
Investment income	2,622	2,044	2,252	3,056	2,089	2,200	2,061	2,082
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and deposits(a)	2,253	(1,264)	(5,196)	4,023	3,707	1,031	(1,441)	4,661
Other revenue	1,708	1,764	1,650	1,565	1,552	1,591	1,620	1,486
Total revenue	$10,765	$7,064	$3,420	$13,247	$11,767	$9,184	$6,971	$13,752
Income (loss) before income taxes	$532	$1,296	$2,174	$(2,598)	$(3,408)	$1,507	$981	$(701)
Income tax (expense) recovery	(37)	(307)	(349)	421	1,001	(274)	(136)	563
Net income (loss)	$495	$989	$1,825	$(2,177)	$(2,407)	$1,233	$845	$(138)
Net income (loss) attributed to shareholders	$490	$985	$1,796	$(2,249)	$(2,434)	$1,224	$868	$(172)
Basic earnings (loss) per common share	$0.26	$0.54	$1.00	$(1.28)	$(1.39)	$0.68	$0.51	$(0.12)
Diluted earnings (loss) per common share, excluding convertible instruments	$0.26	$0.54	$1.00	$(1.28)	$(1.39)	$0.68	N/A	N/A
Diluted earnings (loss) per common share	$0.26	$0.53	$0.96	$(1.28)	$(1.39)	$0.66	$0.51	$(0.12)
Segregated funds deposits	$5,086	$5,919	$6,025	$5,347	$5,968	$7,204	$7,343	$6,091
Total assets	$427,597	$423,397	$424,767	$438,448	$420,318	$408,786	$205,845	$208,650
Weighted average common shares (in millions)	1,783	1,778	1,773	1,767	1,762	1,758	1,669	1,615
Diluted weighted average common shares, excluding convertible instruments (in millions)	1,786	1,781	1,776	1,767	1,762	1,763	N/A	N/A
Diluted weighted average common shares (in millions)	1,871	1,861	1,873	1,767	1,762	1,834	1,673	1,615
Dividends per common share	$0.13	$0.13	$0.13	$0.13	$0.13	$0.13	$0.13	$0.13
CDN$ to $1US – Balance Sheet	0.9643	0.9718	0.9946	1.0298	1.0606	1.0156	1.0466	1.0722
CDN$ to $1US – Statement of Operations	0.9679	0.9855	1.0128	1.0391	1.0276	1.0401	1.0562	1.0979

(a)
For fixed income assets supporting insurance and investment contract liabilities and for equities supporting pass through products and derivatives related to variable hedging programs, the impact of realized and unrealized (losses) gains on the assets is largely offset in the change in insurance and investment contract liabilities.

Manulife Financial Corporation - Second Quarter 2011

QUARTERLY DIVIDEND

On August 11, 2011, our Board of Directors approved a quarterly shareholders’ dividend of $0.13 per share on the common shares of MFC, payable on or after September 19, 2011 to shareholders of record at the close of business on August 23, 2011.

The Board also declared dividends on the following non-cumulative preferred shares, payable on or after September 19, 2011 to shareholders of record at the close of business on August 23, 2011.

•	Class A Shares Series 1 – $0.25625 per share

•	Class A Shares Series 2 – $0.29063 per share

•	Class A Shares Series 3 – $0.28125 per share

•	Class A Shares Series 4 – $0.4125 per share

•	Class 1 Shares Series 1 – $0.35 per share

•	Class 1 Shares Series 3 – $0.2625 per share

OUTSTANDING SHARES – SELECTED INFORMATION

Class A Shares Series 1
As of May 9, 2011, MFC had 14 million Class A Shares Series 1 (“Series 1 Preferred Shares”) outstanding at a price of $25.00 per share, for an aggregate amount of $350 million. The Series 1 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.10%. With regulatory approval, the Series 1 Preferred Shares may be redeemed by MFC in whole or in part, at declining premiums that range from $1.25 to nil per Series 1 Preferred Share, by either payment of cash or the issuance of MFC common shares. On or after December 19, 2015, the Series 1 Preferred Shares will be convertible at the option of the holder into MFC common shares, the number of which is determined by a prescribed formula, and is subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares. The prescribed formula is the face amount of the Series 1 Preferred Shares divided by the greater of $2.00 and 95% of the average trading of MFC common shares for the 20 days ending four days prior to the exchange date.

Common Shares
As at August 10, 2011, MFC had 1,788 million common shares outstanding.

PERFORMANCE AND NON-GAAP MEASURES

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses.  A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited historical financial statements which is prior Canadian GAAP for 2010 and earlier and IFRS for 2011 and beyond. Non-GAAP measures include: Net Income Excluding the Direct Impact of Equity Markets and Interest Rates; Net Income in Accordance with U.S. GAAP; Total Equity in Accordance with U.S. GAAP; Diluted Earnings per Share, excluding Convertible Instruments; Return on Common Shareholders’ Equity; Constant Currency Basis; Premiums and Deposits; Funds under Management and Capital. Non-GAAP financial measures are not defined terms under GAAP and, therefore, with the exception of Net Income in Accordance with U.S. GAAP and Total Equity in Accordance with U.S. GAAP (which are comparable to the equivalent measures of issuers whose financial statements are prepared in accordance with U.S. GAAP), are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Net income excluding the direct impact of equity markets and interest rates is a non-GAAP profitability measure. It shows what the net income attributed to shareholders would have been assuming that existing hedges are unchanged and that interest and equity markets performed as assumed in our policy valuation.  The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to the interest rate assumptions.  We also include gains and losses on the sale of AFS bonds as management may have the ability to partially offset the direct impacts of changes in interest rates reported in the liability segments.  We consider the gains or losses on the variable annuity business that is dynamically hedged to be an indirect impact, not a direct impact, of changes in equity markets and interest rates and accordingly, such gains and losses are reflected in this measure.

Net income in accordance with U.S. GAAP is a non-GAAP profitability measure.  It shows what the net income would have been if the Company had applied U.S. GAAP as its primary financial reporting basis.  We consider this to be a relevant profitability measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Total equity in accordance with U.S. GAAP is a non-GAAP measure.  It shows what the total equity would have been if the Company had applied U.S. GAAP as its primary financial reporting basis.  We consider this to be a relevant measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Diluted earnings per share, excluding convertible instruments, is a non-GAAP measure.  It shows diluted earnings per share excluding the dilutive effect of convertible instruments.

Manulife Financial Corporation - Second Quarter 2011

The following is a reconciliation of the denominator (weighted average number of common shares) in the calculation of basic and diluted earnings per share.

For the quarter ended (in millions)	June 30, 2011	June 30, 2010
Weighted average number of actual common shares outstanding	1,783	1,762
Dilutive number of shares for stock-based awards	3	–
Weighted average number of common shares used to calculate diluted earnings per share, excluding convertible instruments	1,786	1,762
Dilutive number of shares for convertible instruments	85	–
Weighted average number of common shares used in the diluted earnings per share calculation	1,871	1,762

Return on common shareholders’ equity (“ROE”) is a non-GAAP profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income.  The Company calculates return on common shareholders’ equity using average common shareholders’ equity excluding Accumulated Other Comprehensive Income (Loss) (“AOCI”) on AFS securities and cash flow hedges.

Return on common shareholders’ equity	Quarterly results
(C$ millions)	2Q 2011	1Q 2011	2Q 2010
Net income (loss) available to common shareholders	$468	$965	$(2,454)
Opening total equity available to common shareholders	$22,919	$22,683	$26,376
Closing total equity available to common shareholders	$23,201	$22,919	$24,849
Weighted average total equity available to common shareholders	$23,060	$22,801	$25,612
Opening AOCI on AFS securities and cash flow hedges	$255	$278	$704
Closing AOCI on AFS securities and cash flow hedges	$259	$255	$811
Adjustment for average AOCI	$(257)	$(266)	$(757)
Weighted average total equity available to common shareholders excluding average AOCI adjustment	$22,803	$22,535	$24,855

ROE based on weighted average total equity available to common shareholders (annualized)	8.1%	17.2%	(38.4)%
ROE based on weighted average total equity available to common shareholders excluding average AOCI adjustment (annualized)	8.2%	17.4%	(39.6)%

The Company also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations and which are non-GAAP measures.  Quarterly amounts stated on a constant currency basis in this report are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for the second quarter of 2010.

Premiums and deposits is a non-GAAP measure of top line growth.  The Company calculates premiums and deposits as the aggregate of (i) general fund premiums net of reinsurance, reported as premiums on the Consolidated Statement of Income, (ii) premium equivalents for administration only group benefit contracts, (iii) premiums in the Canadian Group Benefits reinsurance ceded agreement, (iv) segregated fund deposits, excluding seed money, (v) mutual fund deposits, (vi) deposits into institutional advisory accounts, and (vii) other deposits in other managed funds.

Premiums and deposits	Quarterly results
(C$ millions)	2Q 2011	1Q 2011	2Q 2010
Premium income	$4,182	$4,520	$4,419
Deposits from policyholders	5,086	5,919	5,968
Premiums and deposits per financial statements	$9,268	$10,439	$10,387
Investment contract deposits	41	95	59
Mutual fund deposits	4,883	4,658	3,056
Institutional advisory account deposits	909	669	1,060
ASO premium equivalents	663	684	673
Group benefits ceded premiums	933	949	916
Other fund deposits	240	168	131
Total premiums and deposits	$16,937	$17,662	$16,282
Currency impact	595	425	–
Constant currency premiums and deposits	$17,532	$18,087	$16,282

Manulife Financial Corporation - Second Quarter 2011

Funds under management is a non-GAAP measure of the size of the Company.  It represents the total of the invested asset base that the Company and its customers invest in.

Funds under management	Quarterly results
(C$ millions)	2Q 2011	1Q 2011	2Q 2010
Total invested assets	$202,341	$198,603	$201,089
Total segregated funds net assets held by policyholders	198,797	200,890	189,292
Funds under management per financial statements	$401,138	$399,493	$390,381
Mutual funds	51,212	50,129	36,342
Institutional advisory accounts (excluding segregated funds)	20,580	20,708	21,576
Other funds	7,744	7,967	7,446
Total funds under management	$480,674	$478,297	$455,745
Currency impact	31,249	29,031	-
Constant currency funds under management	$511,923	$507,328	$455,745

Capital The definition we use for capital, a non-GAAP measure, serves as a foundation of our capital management activities at the MFC level.  For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI.  Capital is calculated as the sum of: (i) total equity excluding AOCI on cash flow hedges and (ii) liabilities for preferred shares and capital instruments.

Capital	Quarterly results
(C$ millions)	2Q 2011	1Q 2011	2Q 2010
Total equity	$25,381	$25,112	$26,656
Add AOCI loss on cash flow hedges	55	54	81
Add liabilities for preferred shares and capital instruments	3,439	3,442	4,038
Total capital	$28,875	$28,608	$30,775

Caution regarding forward-looking statements
This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this document include, but are not limited to, statements with respect to management objectives with respect to hedging equity markets and interest rate risks, the sale of our Life Retrocession business to Pacific Life Insurance Company and the impact of that transaction on the MCCSR ratio of The Manufacturers Life Insurance Company and the annual review of our actuarial methods and assumptions.  The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “goal”, “seek”, “aim”, “continue”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to performance and volatility of equity markets, interest rate fluctuations and movements in credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of valuation allowances against future tax assets; the accuracy of estimates relating to long-term morbidity, mortality and policyholder behavior; the accuracy of other estimates used in applying accounting policies and actuarial methods; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; our ability to source appropriate non-fixed income assets to back our long dated liabilities; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; the realization of losses arising from the sale of investments classified as available for sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on their expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems;  environmental concerns; and our ability to protect our intellectual property and exposure to claims of infringement. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual and interim reports, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements except as required by law.

Manulife Financial Corporation - Second Quarter 2011

Consolidated Statements of Financial Position
As at
(Canadian $ in millions, unaudited)	June 30, 2011	December 31, 2010
ASSETS
Cash and short-term securities	$12,823	$11,849
Securities
Bonds	101,459	101,560
Stocks	10,631	10,475
Loans
Mortgages	33,195	32,837
Private placements	19,178	19,577
Policy loans	6,431	6,486
Bank loans	2,311	2,353
Real estate	6,346	6,353
Other invested assets	9,967	9,732
Total invested assets (note 3)	$202,341	$201,222
Other assets
Accrued investment income	$1,691	$1,642
Outstanding premiums	751	671
Derivatives (note 4)	4,322	4,000
Reinsurance assets	7,660	7,832
Deferred tax asset	1,318	1,373
Goodwill and intangible assets	5,804	5,907
Miscellaneous	4,913	3,000
Total other assets	$26,459	$24,425
Segregated funds net assets	$198,797	$199,120
Total assets	$427,597	$424,767
LIABILITIES and EQUITY
Liabilities
Policy liabilities (note 5)
Insurance contract liabilities	$159,286	$158,312
Investment contract liabilities and deposits	2,551	2,990
Bank deposits	17,409	16,300
Derivatives (note 4)	3,203	3,287
Deferred tax liability	925	640
Other liabilities	11,015	9,598
	$194,389	$191,127
Long-term debt (note 8)	5,591	5,841
Liabilities for preferred shares and capital instruments (note 9)	3,439	4,004
Segregated funds net liabilities	198,797	199,120
Total liabilities	$402,216	$400,092
Equity
Issued share capital
Preferred shares (note 10)	$1,618	$1,422
Common shares (note 10)	19,413	19,254
Contributed surplus	234	222
Shareholders’ retained earnings(1)	4,360	3,393
Shareholders’ accumulated other comprehensive income (loss)
On available-for-sale securities	314	333
On cash flow hedges	(55)	(55)
On translation of net foreign operations	(1,065)	(464)
Total shareholders’ equity	$24,819	$24,105
Participating policyholders’ equity	160	160
Non-controlling interest in subsidiaries	402	410
Total equity	$25,381	$24,675
Total liabilities and equity	$427,597	$424,767

(1)  Opening retained earnings as at January 1, 2010 have been restated. Refer to note 1(c).

The accompanying notes are an integral part of these consolidated financial statements.

Donald A. Guloien                                                                               Gail Cook-Bennett
President and Chief Executive Officer                                            Chair of the Board of Directors

Manulife Financial Corporation - Second Quarter 2011

Consolidated Statements of Income (Loss)
For the	three months ended		six months ended
	June 30		June 30
(Canadian $ in millions except per share amounts, unaudited)	2011	2010	2011	2010
Revenue
Premium income (note 13)
Gross premiums	$5,745	$5,895	$11,837	$11,715
Premiums ceded to reinsurers	(1,563)	(1,476)	(3,135)	(2,934)
Net premiums	$4,182	$4,419	$8,702	$8,781
Investment income
Investment income	$2,622	$2,089	$4,666	$4,289
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and deposits	2,253	3,707	989	4,738
Net investment income	$4,875	$5,796	$5,655	$9,027
Other revenue	$1,708	$1,552	$3,472	$3,143
Total revenue	$10,765	$11,767	$17,829	$20,951
Contract benefits and expenses
To contract holders and beneficiaries
Death, disability and other claims	$2,231	$2,209	$4,807	$4,504
Maturity and surrender benefits	1,431	1,200	2,689	2,304
Annuity payments	723	667	1,502	1,455
Policyholder dividends and experience rating refunds	276	290	545	580
Net transfers (from) to segregated funds	(64)	(78)	(22)	107
Change in insurance contract liabilities	4,239	10,610	3,873	12,069
Change in investment contract liabilities	(41)	25	(17)	(4)
Ceded benefits and expenses	(1,110)	(1,186)	(2,333)	(2,411)
Change in reinsurance assets	23	(979)	(72)	(609)
Net benefits and claims	$7,708	$12,758	$10,972	$17,995
General expenses	964	927	1,921	1,832
Investment expenses	240	228	478	470
Commissions	932	941	1,904	1,887
Interest expense	327	246	608	520
Net premium taxes	62	75	118	148
Total policy benefits and expenses	$10,233	$15,175	$16,001	$22,852
Income (loss) before income taxes	$532	$(3,408)	$1,828	$(1,901)
Income tax (expense) recovery	(37)	1,001	(344)	727
NET INCOME (LOSS)	$495	$(2,407)	$1,484	$(1,174)
Net income (loss) attributed to:
Non-controlling interest in subsidiaries	$4	$24	$9	$26
Participating policyholders	1	3	-	10
Shareholders	490	(2,434)	1,475	(1,210)
	$495	$(2,407)	$1,484	$(1,174)
Net income (loss) attributed to shareholders	$490	$(2,434)	$1,475	$(1,210)
Preferred share dividends	(22)	(20)	(42)	(40)
Net income (loss) available to common shareholders	$468	$(2,454)	$1,433	$(1,250)

EARNINGS PER SHARE
Weighted average number of common shares outstanding (in millions)	1,783	1,762	1,781	1,760
Weighted average number of diluted common shares outstanding (in millions)	1,871	1,762	1,866	1,760
Basic earnings (loss) per common share	$0.26	$(1.39)	$0.80	$(0.71)
Diluted earnings (loss) per common share	$0.26	$(1.39)	$0.79	$(0.71)
Dividends per common share	$0.13	$0.13	$0.26	$0.26

The accompanying notes are an integral part of these consolidated financial statements.

Manulife Financial Corporation - Second Quarter 2011

Consolidated Statements of Comprehensive Income (Loss)
For the	three months ended		six months ended
	June 30		June 30
(Canadian $ in millions, unaudited)	2011	2010	2011	2010
Net income (loss)	$495	$(2,407)	$1,484	$(1,174)
Other comprehensive income (loss), net of tax
Change in unrealized currency translation gains (losses) of self-sustaining operations
On translating financial statements	$(55)	$1,116	$(615)	$410
On hedges	11	(153)	14	(20)
Change in unrealized gains (losses) on available-for-sale financial securities
Unrealized gains (losses) arising during the period	96	124	(1)	245
Reclassification of realized (gains) losses and (recoveries) impairments to net income	(99)	32	(25)	(14)
Changes in unrealized gains (losses) on derivative instruments designated as cash flow hedges
Unrealized losses arising during the period	(4)	(51)	(5)	(67)
Reclassification of realized losses to net income	2	3	4	5
Share of other comprehensive income (loss) of associates	7	(2)	7	(2)
Other comprehensive income (loss), net of tax	$(42)	$1,069	$(621)	$557
Total comprehensive income (loss)	$453	$(1,338)	$863	$(617)
Total comprehensive income (loss) attributed to:
Non-controlling interest	$2	$23	$8	$23
Participating policyholders	1	3	-	10
Shareholders	450	(1,364)	855	(650)

Income Taxes Included in Other Comprehensive Income (Loss)
For the	three months ended		six months ended
	June 30		June 30
(Canadian $ in millions, unaudited)	2011	2010	2011	2010
Income tax (recovery) expense
Change in unrealized currency translation gains (losses) of self-sustaining operations
On translating financial statements	$(1)	$1	$(3)	$(6)
Income tax (recovery) expense on hedges	(7)	(52)	2	2
Change in unrealized gains (losses) on available-for-sale financial securities
Income tax expense from unrealized gains (losses) arising during the period	34	53	3	98
Income tax recovery (expense) related to reclassification of realized gains/losses and recoveries/impairments to net income	(38)	7	(2)	(1)
Changes in unrealized gains (losses) on derivative instruments designated as cash flow hedges
Income tax expense (recovery) from unrealized losses arising during the period	-	(24)	3	(33)
Income tax recovery related to reclassification of realized losses to net income	1	1	2	2
Income tax (recovery) expense on share of other comprehensive income (loss) of associates	4	(1)	4	(1)
Total income tax (recovery) expense	$(7)	$(15)	$9	$61

The accompanying notes are an integral part of these consolidated financial statements.

Manulife Financial Corporation - Second Quarter 2011

Consolidated Statements of Changes in Equity
For the	six months ended
	June 30
(Canadian $ in millions, unaudited)	2011	2010
Preferred shares
Balance, beginning of period	$1,422	$1,422
Issued during the period (note 10)	200	–
Issuance costs, net of tax	(4)	–
Balance, end of period	$1,618	$1,422
Common shares
Balance, beginning of period	$19,254	$18,937
Issued on exercise of stock options and deferred share units	2	2
Issued under dividend reinvestment and share purchase plans	157	149
Balance, end of period	$19,413	$19,088
Contributed surplus
Balance, beginning of period	$222	$196
Exercise of stock options and deferred share units	-	1
Stock option expense	12	12
Balance, end of period	$234	$209
Shareholders’ retained earnings (1)
Balance, beginning of period	$3,393	$6,062
Net income (loss) attributed to shareholders	1,475	(1,210)
Preferred share dividends	(42)	(40)
Common share dividends	(466)	(461)
Balance, end of period	$4,360	$4,351
Shareholders’ accumulated other comprehensive income (loss) (“AOCI”)
Balance, beginning of period	$(186)	$641
Change in unrealized currency translation gains/losses of self-sustaining operations	(601)	390
Change in unrealized gains/losses on available-for-sale financial securities	(26)	234
Change in unrealized gains/losses on derivative instruments designated as cash flow hedges	-	(62)
Share of other comprehensive income (loss) of associates	7	(2)
Balance, end of period	$(806)	$1,201

Total shareholders’ equity, end of period	$24,819	$26,271
Participating policyholders’ equity
Balance, beginning of period	$160	$80
Net income attributed to participating policyholders	-	10
Balance, end of period	$160	$90
Non-controlling interest
Balance, beginning of period	$410	$238
Net income attributed to non-controlling interest	9	26
Other comprehensive loss attributed to non-controlling interest	(1)	(3)
Contributions (distributions), net	(16)	34
Balance, end of period	$402	$295
Total equity, end of period	$25,381	$26,656

 (1)  Opening retained earnings as at January 1, 2010 have been restated. Refer to note 1(c).

The accompanying notes are an integral part of these consolidated financial statements

Manulife Financial Corporation - Second Quarter 2011

Consolidated Statements of Cash Flows
For the	six months ended
	June 30
(Canadian $ in millions, unaudited)	2011	2010
Operating activities
Net income (loss)	$1,484	$(1,174)
Adjustments for non-cash items in net income:
Increase in insurance contract liabilities	3,873	12,069
Decrease in investment contract liabilities	(17)	(4)
Increase (decrease) in reinsurance assets	12	(747)
Amortization of premium/discount	11	61
Other amortization	158	149
Net realized and unrealized gains including impairments	(1,021)	(4,705)
Deferred income tax expense (recovery)	299	(899)
Stock option expense	12	13
Net income (loss) adjusted for non-cash items	$4,811	$4,763
Changes in policy related and operating receivables and payables	22	958
Cash provided by operating activities	$4,833	$5,721
Investing activities
Purchases and mortgage advances	$(34,201)	$(24,586)
Disposals and repayments	30,792	16,714
Changes in investment broker net receivables and payables	382	373
Cash used in investing activities	$(3,027)	$(7,499)
Financing activities
Decrease in repurchase agreements and securities sold but not yet purchased	$(582)	$(18)
Repayment of long-term debt	(220)	(1)
Repayment of capital instruments	(550)	–
Net redemption of investment contract liabilities	(342)	(245)
Funds borrowed, net	35	9
Changes in bank deposits, net	1,100	902
Shareholder dividends paid in cash	(351)	(352)
Contribution from (distribution to) non-controlling interest	(16)	34
Common shares issued, net	2	2
Preferred shares issued, net	196	–
Cash provided by (used in) financing activities	$(728)	$331
Cash and short-term securities
Increase (decrease) during the period	$1,078	$(1,447)
Effect of exchange rate changes on cash and short-term securities	(168)	202
Balance, beginning of period	11,322	18,280
Balance, end of period	$12,232	$17,035
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$11,849	$18,805
Net payments in transit, included in other liabilities	(527)	(525)
Net cash and short-term securities, beginning of period	$11,322	$18,280
End of period
Gross cash and short-term securities	$12,823	$17,545
Net payments in transit, included in other liabilities	(591)	(510)
Net cash and short-term securities, end of period	$12,232	$17,035
Supplemental disclosures on cash flows from operating activities:
Interest paid	$522	$381
Interest received	4,441	3,980
Taxes paid	102	114

The accompanying notes are an integral part of these consolidated financial statements.

Manulife Financial Corporation - Second Quarter 2011

Notes to Consolidated Interim Financial Statements

(Canadian $ in millions except per share amounts or unless otherwise stated, unaudited)

Note 1 Nature of Operations and Significant Accounting Policies

(a)	Reporting entity

Manulife Financial Corporation (“MFC”) is a publicly traded life insurance company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian life insurance company, and John Hancock Reassurance Company, Ltd. (“John Hancock”), a Bermuda reinsurance company.  MFC and its subsidiaries (collectively, “Manulife Financial” or the “Company”) provide a wide range of financial products and services, including individual life insurance, group life and health insurance, long-term care insurance, pension products, annuities and mutual funds to individual and group customers in Asia, Canada and the United States. The Company also offers reinsurance services, primarily life and property and casualty retrocession, and provides investment management services with respect to the Company’s general fund and segregated fund assets and to mutual funds and institutional customers.

(b)	Basis of presentation

MFC is domiciled in Canada and incorporated under the Insurance Companies Act (Canada) (“ICA”).  These Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”) and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada (“OSFI”).  None of the accounting requirements of OSFI are exceptions to International Financial Reporting Standards (“IFRS”).

These Consolidated Interim Financial Statements should be read in conjunction with the IFRS transition disclosures included in note 2 of the Company’s 2010 annual financial statements and the additional IFRS disclosures included in note 15 and 16 of the Company’s Consolidated Interim Financial Statements for the three months ended March 31, 2011.  The Company’s significant accounting policies under IFRS are disclosed in note 1 of the Company’s Consolidated Interim Financial Statements for the three months ended March 31, 2011.

These Consolidated Interim Financial Statements of MFC as at and for the three and six months ended June 30, 2011 were authorized for issue by the Board of Directors on August 11, 2011.

(c)	Accounting adjustments

During the first quarter of 2011, the Company identified errors originating primarily from periods prior to the merger with John Hancock Financial Services, Inc. in April 2004.  The result of these errors included an understatement of other liabilities of $133.  Because these errors are not material to the consolidated financial statements for prior years, but correcting them in the current period would have materially distorted the current period’s result, the Company has corrected the errors by reducing opening shareholders’ retained earnings as at January 1, 2010 by $133.

Note 2 Future Accounting and Reporting Changes

(a)	Amendments to IFRS 7 “Financial Instruments: Disclosures”
The amendments to IFRS 7 “Disclosures – Transfer of Financial Assets”, issued in October 2010, increase the disclosure requirements for transactions involving transfers of financial assets.  These amendments are intended to provide greater transparency around risk exposures when a financial asset is transferred but the transferor retains some level of continuing involvement in the asset.  The amendments also require disclosures where transfers of financial assets do not occur evenly throughout the period.

The amendments to IFRS 7 are effective for annual periods beginning on or after July 1, 2011.  The Company does not expect that the adoption of these amendments will have a significant impact on its consolidated financial statements.

(b)	Amendment to IAS 12 “Income Taxes”
An amendment to IAS 12 was issued in December 2010 that provides a practical approach to the measurement of deferred tax liabilities and deferred tax assets when investment property is measured using the fair value model under IAS 40 “Investment Property”.  Where entities measure deferred tax liabilities and deferred tax assets using a tax rate and tax base that is consistent with the expected manner of recovery or settlement, the amendment provides a rebuttable presumption for investment property measured using the fair value model that its carrying amount will be recovered through sale.  This amendment is effective for annual periods beginning on or after January 1, 2012.  Earlier application is permitted.  The Company does not expect that the adoption of this amendment will have a significant impact on its consolidated financial statements.

(c)	IFRS 10 “Consolidated Financial Statements”
         Amendments to IAS 27 “Separate Financial Statements”
         IFRS 11 “Joint Arrangements”
         IFRS 12 “Disclosure of Interests in Other Entities”
         Amendments to IAS 28 “Investments in Associates and Joint Ventures”

IFRS 10 “Consolidated Financial Statements”, amendments to IAS 27 “Separate Financial Statements”, IFRS 11 “Joint Arrangements”, IFRS 12 “Disclosure of Interests in Other Entities” and amendments to IAS 28 “Investments in Associates and Joint Ventures” were all issued in May 2011 to improve consolidation and joint venture accounting.  Each standard has an effective date for annual periods beginning on or after January 1, 2013, with earlier application permitted if the standards are adopted as a group.
IFRS 10 replaces the consolidation guidance in IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidation - Special Purpose Entities” by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee.  Under IFRS 10, control is based on whether an investor has 1) power over the investee; 2) exposure, or rights, to variable returns from its involvement with the investee; and 3)

Manulife Financial Corporation - Second Quarter 2011

the ability to use its power over the investee to affect the amount of the returns.  The Company is currently assessing the impact of IFRS 10 on its consolidated financial statements.

IFRS 11 introduces new accounting requirements for joint arrangements, replacing IAS 31 “Interests in Joint Ventures”. The option to apply the proportional consolidation method when accounting for jointly controlled entities is removed.  The Company does not expect the adoption of IFRS 11 to have a significant impact on its consolidated financial statements.

IFRS 12 requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to require information so that financial statement users may evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvements with unconsolidated structured entities and non-controlling interest holders’ involvement in the activities of consolidated entities.  The Company is currently assessing the impact of IFRS 12 on its consolidated financial statements.

IAS 28 is amended for conforming changes based on the issuance of IFRS 10, IFRS 11 and IFRS 12 and the Company does not expect that adoption of these amendments will have a significant impact on its consolidated financial statements.

(d) IFRS 13 “Fair Value Measurement”
IFRS 13 “Fair Value Measurement” was issued in May 2011 and replaces existing IFRS guidance on fair value measurement with a single standard.  IFRS 13 defines fair value, provides guidance on how to determine fair value and requires disclosures about fair value measurements.  IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value.  The standard is effective for annual periods beginning on or after January 1, 2013.  The Company is currently assessing the impact of IFRS 13 on its consolidated financial statements.

(e) Amendments to IAS 1 “Presentation of Financial Statements”
An amendment to IAS 1 was issued in June 2011 requiring changes to the presentation of items of other comprehensive income.  Under the amendments, presentation of items within other comprehensive income will be separately presented based on whether or not the item will be subsequently reclassified into income.  The amendments are effective for annual periods beginning on or after January 1, 2013.  The Company does not expect the adoption of these amendments to have a significant impact on its consolidated financial statements.

(f) Amendments to IAS 19 “Employee Benefits”
The amendments to IAS 19 “Employee Benefits” were issued in June 2011. The amendments require the full funded status of the plan to be reflected in the Consolidated Statements of Financial Position and eliminate the corridor approach for amortization of actuarial gains and losses. This results in actuarial gains and losses being recognized in full in other comprehensive income when they occur and will no longer be recognized in income. Past-service costs will be recognized when a plan is amended with no deferral over the vesting period. The net benefit cost for defined benefit plans will be disaggregated into service cost and finance cost components in the Consolidated Statements of Income.  Finance cost will be calculated using interest rates based on high quality corporate bond yields. Further, these amendments include enhanced disclosures about the characteristics of defined benefit plans and the risks to which the entity is exposed through participation in those plans.

The amendments to IAS 19 are effective for fiscal years beginning on or after January 1, 2013. Earlier application is permitted.  At December 31, 2010, the consolidated unrecognized net actuarial loss for the Company’s pension and post-employment benefits was $839 million and $25 million, respectively, which if persisted at the date of adoption would be reflected in equity upon adoption. Depending on market conditions and future regulatory capital requirements, the adoption of these amendments and subsequent changes in actuarial gains and losses could have a material impact on the Company’s consolidated financial statements and regulatory capital both at transition and subsequently.

(g)	IFRS 9 “Financial Instruments”
IFRS 9 “Financial Instruments” issued in November 2009 and amended in October 2010 is the first phase of a three phase project to replace IAS 39 “Financial Instruments: Recognition and Measurement”.  IFRS 9 currently provides that financial assets are measured at either amortized cost or fair value on the basis of the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.  The classification and measurement for financial liabilities remains generally unchanged, however, revisions have been made in the accounting for changes in fair value of a financial liability attributable to changes in the credit risk of that liability.  The other phases of this project which are currently under development include impairment and hedge accounting.

IFRS 9 is currently effective for annual periods beginning on or after January 1, 2013.  The IASB recently issued an exposure draft which revises the effective date for IFRS 9 to annual periods beginning on or after January 1, 2015.  The Company is assessing the full impact of IFRS 9 on its consolidated financial statements in conjunction with the completion of the other phases of this project.

Manulife Financial Corporation - Second Quarter 2011

Note 3 Invested Assets

(a)	Carrying values and fair values of invested assets

As at June 30, 2011	Fair-value-through-profit-and-loss	Available- for-sale	Other	Total carrying value	Total fair value
Cash and short-term securities (1)	$465	$10,019	$2,339	$12,823	$12,823
Bonds (2)
Canadian government & agency	10,512	4,480	-	14,992	14,992
U.S. government & agency (3)	13,645	6,092	-	19,737	19,737
Other government & agency	8,007	1,558	-	9,565	9,565
Corporate	46,835	4,251	-	51,086	51,086
Mortgage/asset-backed securities	5,510	569	-	6,079	6,079
Stocks (4)	8,477	2,154	-	10,631	10,631
Loans
Mortgages (5)	-	-	33,195	33,195	34,720
Private placements (6)	-	-	19,178	19,178	20,399
Policy loans (7)	-	-	6,431	6,431	6,431
Bank loans (5)	-	-	2,311	2,311	2,320
Real estate (8)
Own use property	-	-	811	811	1,233
Investment property	5,535	-	-	5,535	5,535
Other invested assets (9)	3,437	111	6,419	9,967	10,400
Total invested assets	$102,423	$29,234	$70,684	$202,341	$205,951

Manulife Financial Corporation - Second Quarter 2011

As at December 31, 2010	Fair-value-through-profit-and-loss	Available- for-sale	Other	Total carrying value	Total fair value
Cash and short-term securities (1)	$668	$8,827	$2,354	$11,849	$11,849
Bonds (2)
Canadian government & agency	10,044	5,177	-	15,221	15,221
U.S. government & agency (3)	13,109	5,587	-	18,696	18,696
Other government & agency	7,591	1,417	-	9,008	9,008
Corporate	47,648	4,367	-	52,015	52,015
Mortgage/asset-backed securities	5,947	673	-	6,620	6,620
Stocks (4)	8,297	2,178	-	10,475	10,475
Loans
Mortgages (5)	-	-	32,837	32,837	34,375
Private placements (6)	-	-	19,577	19,577	20,838
Policy loans (7)	-	-	6,486	6,486	6,486
Bank loans (5)	-	-	2,353	2,353	2,364
Real estate (8)
Own use property	-	-	822	822	1,207
Investment property	5,531	-	-	5,531	5,531
Other invested assets (9)	3,283	80	6,369	9,732	10,113
Total invested assets	$102,118	$28,306	$70,798	$201,222	$204,798

(1)	Fair values of short-term securities are determined using appropriate prevailing interest rates and credit spreads.

(2)
Fair values for bonds, including corporate, U.S. Treasury and municipal securities are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality (matrix pricing). The significant inputs into these models include, but are not limited to, yield curves, credit risks and spreads, measures of volatility and prepayment rates.

(3)	U.S. government & agency bonds include $4,436 of state issued securities (December 31, 2010 - $4,304).

(4)	Fair values for stocks are determined with reference to quoted market prices.

(5)
Fair values of fixed-rate mortgages and bank loans are determined by discounting the expected future cash flows at market interest rates for mortgages with similar remaining terms and credit risks. Fair values for the majority of variable-rate mortgages and bank loans are assumed to equal their carrying values since there are no fixed spreads. Where a variable-rate mortgage has a fixed spread above the benchmark rate, the mortgages are valued using current market spreads for equivalently rated borrowers.

(6)
Fair values of private placements are based on valuation techniques and assumptions which reflect changes in interest rates and changes in the creditworthiness of individual borrowers which have occurred since the investments were originated.  The assumptions are based primarily on market observable data.  Fair values also reflect any applicable provision for credit loan losses.  .

(7)	Policy loans are carried at amortized cost. As policy loans are fully collateralized by their cash surrender values and can be repaid at any time, their carrying values approximate their fair values.

(8)
Fair values of investment property real estate are determined by external appraisals using a variety of techniques including discounted cash flows, income capitalization approaches and comparable sales analysis. Own use real estate properties are carried on a cost basis with carrying values adjusted for accumulated amortization.   Fair values of timber and agriculture assets are determined by external appraisals using a variety of techniques including discounted cash flows and comparable sales analysis.

(9)
Other invested assets include private equity and fixed income investments held primarily in power and infrastructure, oil and gas, and timber and agriculture sectors.  Fair values of these investments are estimated based on best available information which is generally not market observable. This may include external appraisals, various valuation techniques used by external managers as well as internal valuations using a variety of techniques including discounted cash flows, earnings multiple of comparable companies and comparable sales analysis. Leveraged leases are carried at values taking into account the present value of future cash flows from the net investment.

(b)	Bonds and stocks classified as fair-value-through-profit-and-loss (“FVTPL”)

The FVTPL classification was elected for securities backing insurance and investment contract liabilities in order to substantially reduce an accounting mismatch arising from changes in the value of these assets and changes in the value recorded for the related insurance and investment contract liabilities. There would otherwise be a mismatch if AFS classification was selected because changes in insurance and investment contract liabilities are reflected in net income rather than in other comprehensive income (“OCI”).

Gains (losses) on bonds and stocks classified as FVTPL

	three months ended		six months ended
	June 30		June 30
For the	2011	2010	2011	2010
Bonds	$1,353	$2,171	$633	$3,125
Stocks	(175)	(479)	65	(309)
Other invested assets - private stocks	115	17	84	53

Manulife Financial Corporation - Second Quarter 2011

(c)	Bonds and stocks classified as available-for-sale (“AFS”)

The Company’s investments in bonds and stocks classified as AFS are summarized below:

As at June 30, 2011	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Bonds
Canadian government & agency	$4,350	$223	$(93)	$4,480
U.S. government & agency	6,106	43	(57)	6,092
Other government & agency	1,530	33	(5)	1,558
Corporate	4,108	172	(29)	4,251
Mortgage/asset-backed securities	610	22	(63)	569
Total bonds	$16,704	$493	$(247)	$16,950
Stocks (1)	1,999	196	(41)	2,154
Other invested assets - private stocks	107	12	(8)	111
Total bonds and stocks	$18,810	$701	$(296)	$19,215

As at December 31, 2010	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Bonds
Canadian government & agency	$4,974	$263	$(60)	$5,177
U.S. government & agency	5,697	49	(159)	5,587
Other government & agency	1,388	33	(4)	1,417
Corporate	4,199	196	(28)	4,367
Mortgage/asset-backed securities	736	25	(88)	673
Total bonds	$16,994	$566	$(339)	$17,221
Stocks (1)	1,967	255	(44)	2,178
Other invested assets - private stocks	86	-	(6)	80
Total bonds and stocks	$19,047	$821	$(389)	$19,479

(1) The largest single issuer represented 9% (December 31, 2010 – 9%) of the fair value of stocks classified as AFS.

A tax expense of $98 (December 31, 2010 – expense of $97) reduces the pre-tax net unrealized gain of $405 (December 31, 2010 – gain of $432) above to $307 (December 31, 2010 – gain of $335).

Securities that are designated as AFS are not actively traded but sales do occur as circumstances warrant.  Such sales result in a reclassification of any accumulated unrealized gain (loss) in accumulated other comprehensive income (“AOCI”) to income as a realized gain (loss). The table below sets out the movement in unrealized gains (losses) on AFS securities during the year. In determining gains and losses on sale and transfer of AFS assets, cost is determined at the security lot level.

Sales of AFS securities

	three months ended		six months ended
	June 30		June 30
For the	2011	2010	2011	2010
Sale of bonds
Sale proceeds	$9,241	$248	$11,452	$429
Gross gains	326	1	333	28
Gross losses	(195)	(5)	(324)	(26)
Sale of stocks
Sale proceeds	293	70	883	573
Gross gains	51	3	104	111
Gross losses	(13)	(4)	(27)	(55)
Sale of other invested assets - private stocks
Sale proceeds	1	27	25	27
Gross gains	5	4	9	4
Gross losses	(4)	(3)	(4)	(3)
Sale of short-term securities
Sale proceeds	1,762	2,131	3,212	4,354
Gross gains	-	-	-	-
Gross losses	-	-	-	-

Manulife Financial Corporation - Second Quarter 2011

Unrealized losses on AFS securities

The Company monitors its portfolio of AFS securities on an ongoing basis to identify impairments based on objective evidence.  Analysis is conducted at the individual security lot level and includes an assessment of a significant or prolonged decline in the fair value of an individual security lot below its cost. The following table presents the Company’s unrealized loss aging for total bonds and stocks classified as AFS, by investment type and length of time the security was in a continuous unrealized loss position.

	Less than 12 months			12 months or more			Total
As at June 30, 2011	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses
Bonds
Canadian government & agency	$2,521	$2,428	$(93)	$-	$-	$-	$2,521	$2,428	$(93)
U.S. government & agency	3,566	3,509	(57)	-		-	3,566	3,509	(57)
Other government & agency	373	370	(3)	27	25	(2)	400	395	(5)
Corporate	954	932	(22)	112	105	(7)	1,066	1,037	(29)
Mortgage/asset-backed securities	42	41	(1)	215	153	(62)	257	194	(63)
Total bonds	$7,456	$7,280	$(176)	$354	$283	$(71)	$7,810	$7,563	$(247)
Stocks	646	608	(38)	22	19	(3)	668	627	(41)
Other invested assets - private stocks	2	2	-	60	52	(8)	62	54	(8)
Total bonds and stocks	$8,104	$7,890	$(214)	$436	$354	$(82)	$8,540	$8,244	$(296)

As at December 31, 2010
Bonds
Canadian government & agency	$3,111	$3,057	$(54)	$103	$97	$(6)	$3,214	$3,154	$(60)
U.S. government & agency	3,942	3,783	(159)	-	-	-	3,942	3,783	(159)
Other government & agency	321	317	(4)	11	11	-	332	328	(4)
Corporate	1,020	1,000	(20)	127	119	(8)	1,147	1,119	(28)
Mortgage/asset-backed securities	37	36	(1)	257	170	(87)	294	206	(88)
Total bonds	$8,431	$8,193	$(238)	$498	$397	$(101)	$8,929	$8,590	$(339)
Stocks	415	378	(37)	41	34	(7)	456	412	(44)
Other invested assets - private stocks	78	72	(6)	3	3	-	81	75	(6)
Total bonds and stocks	$8,924	$8,643	$(281)	$542	$434	$(108)	$9,466	$9,077	$(389)

At June 30, 2011, there were 530 (December 31, 2010 – 555) AFS bonds with an aggregate gross unrealized loss of $247 (December 31, 2010 – $339) of which the single largest unrealized loss was $26 (December 31, 2010 – $67). The Company anticipates that these bonds will perform in accordance with their contractual terms and currently has found no objective evidence of impairment.

At June 30, 2011, there were 1,100 (December 31, 2010 – 1,046) publicly traded stocks with an aggregate gross unrealized loss of $41 (December 31, 2010 – $44) of which the single largest unrealized loss was $5 (December 31, 2010 – $3). The Company anticipates that these stocks will recover in value in the near term.

As of June 30, 2011, 82 per cent (December 31, 2010 – 86 per cent) of publicly traded securities in an unrealized loss position were trading at greater than 80 per cent of amortized cost. Based upon the Company’s current evaluation of these securities in accordance with its impairment policy, the Company has found no objective evidence of impairment and the carrying value is appropriate.  For securities listed above as being in an unrealized loss position of 12 months or more, the duration of impairment ranges from 12 to 51 months (December 31, 2010 – 12 to 45 months).

Contractual maturity of AFS bonds

The amortized cost and estimated fair value of AFS bonds by contractual maturity year are shown below.

As at June 30, 2011	Amortized cost	Fair value
Maturity
One year or less	$810	$815
Over one year through five years	2,802	2,866
Over five years through ten years	3,546	3,652
Over ten years	8,936	9,048
Subtotal	$16,094	$16,381
Asset-backed and mortgage-backed securities	610	569
Total	$16,704	$16,950

Securitized assets, such as asset-backed securities (“ABS”), mortgage-backed securities (“MBS”) and collateralized mortgage obligations (“CMOs”), are not categorized by contractual maturity because estimated maturities may differ from contractual maturities due to security call or prepayment provisions.

Manulife Financial Corporation - Second Quarter 2011

Note 4 Derivative and Hedging Instruments

Derivatives are financial contracts, the value of which is derived from underlying interest rates, foreign exchange rates, other financial instruments, commodity prices or indices.  The Company uses derivatives including swaps, forwards and futures agreements, and options to manage current and anticipated exposures to changes in interest rates, foreign exchange rates, commodity prices and equity market prices, and to replicate permissible investments.

Swaps are over-the-counter (“OTC”) contractual agreements between the Company and a third party to exchange a series of cash flows based upon rates applied to a notional amount. For interest rate swaps, counterparties generally exchange fixed or floating interest rate payments based on a notional value in a single currency. Cross currency swaps involve the exchange of principal amounts between parties as well as the exchange of interest payments in one currency for the receipt of interest payments in another currency. Total return swaps are contracts that involve the exchange of payments based on changes in the values of a reference asset, including any returns such as interest earned on these assets, in return for amounts based on reference rates specified in the contract.

Forward and futures agreements are contractual obligations to buy or sell a financial instrument, foreign currency or other underlying commodity on a predetermined future date at a specified price. Forward contracts are OTC contracts negotiated between counterparties, whereas futures agreements are contracts with standard amounts and settlement dates that are traded on regulated exchanges.

Options are contractual agreements whereby the holder has the right, but not the obligation, to buy (call option) or sell (put option) a security, exchange rate, interest rate, or other financial instrument at a predetermined price/rate within a specified time.

See Variable annuity guarantee dynamic hedging strategy in note 7 of the 2010 annual consolidated financial statements for an explanation of the Company’s dynamic hedging strategy for its variable annuity product guarantees.

Hedging relationships
The Company uses derivatives for economic hedging purposes. In certain circumstances, these hedges also meet the requirements for hedge accounting. Hedging relationships eligible for hedge accounting are designated as either fair value hedges, cash flow hedges or as net investment hedges, as described below.

Fair value hedges
The Company uses interest rate swaps to manage its exposure to changes in the fair value of fixed rate financial instruments caused by changes in interest rates. The Company also uses cross currency swaps to manage its exposure to foreign exchange rate fluctuations, interest rate fluctuations, or both.

The Company recognizes gains and losses on derivatives and the related hedged items in fair value hedges in investment income. These investment gains (losses) are shown in the table below.

Derivatives in fair value hedging relationships For the three months ended June 30, 2011	Hedged items in fair value hedging relationships	Gains (losses) recognized on derivatives	Gains (losses) recognized for hedged items	Ineffectiveness recognized in investment income
Interest rate swaps	Fixed rate assets	$(162)	$174	$12
	Fixed rate liabilities	40	(39)	1
Foreign currency swaps	Fixed rate assets	(2)	2	-
	Floating rate liabilities	7	-	7
Total		$(117)	$137	$20

For the three months ended June 30, 2010

Interest rate swaps	Fixed rate assets	$(96)	$98	$2
	Fixed rate liabilities	11	(11)	-
Foreign currency swaps	Fixed rate assets	(17)	15	(2)
	Floating rate liabilities	(2)	(7)	(9)
Total		$(104)	$95	$(9)

Manulife Financial Corporation - Second Quarter 2011

For the six months ended June 30, 2011

Interest rate swaps	Fixed rate assets	$(60)	$63	$3
	Fixed rate liabilities	16	(15)	1
Foreign currency swaps	Fixed rate assets	1	-	1
	Floating rate liabilities	16	1	17
Total		$(27)	$49	$22

For the six months ended June 30, 2010

Interest rate swaps	Fixed rate assets	$(152)	$135	$(17)
	Fixed rate liabilities	8	(8)	-
Foreign currency swaps	Fixed rate assets	(26)	48	22
	Floating rate liabilities	-	(9)	(9)
Total		$(170)	$166	$(4)

Cash flow hedges
The Company uses interest rate swaps to hedge the variability in cash flows from variable rate financial instruments and forecasted transactions.  The Company also uses cross currency swaps and foreign currency forward contracts to hedge the variability from foreign currency financial instruments and foreign currency expenses.

The effects of derivatives in cash flow hedging relationships on the Consolidated Statements of Income and the Consolidated Statements of Change in Equity are shown in the following table.

Derivatives in cash flow hedging relationships For the three months ended June 30, 2011	Hedged items in cash flow hedging relationships	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Interest rate swaps	Forecasted liabilities	$5	$(3)	$-
Foreign currency swaps	Fixed rate assets	-	-	-
	Floating rate liabilities	-	-	-
Foreign currency forwards	Forecasted expenses	(8)	-	-
Total return swaps	Stock-based compensation	1	-	-
Total		$(2)	$(3)	$-

For the three months ended June 30, 2010

Interest rate swaps	Forecasted liabilities	$(36)	$(3)	$-
Foreign currency swaps	Fixed rate assets	5	-	-
	Floating rate liabilities	-	-	-
Foreign currency forwards	Forecasted expenses	(14)	-	-
Total return swaps	Stock-based compensation	(21)	-	-
Total		$(66)	$(3)	$-

For the six months ended June 30, 2011
Interest rate swaps	Forecasted liabilities	$5	$(6)	$-
Foreign currency swaps	Fixed rate assets	(1)	-	-
	Floating rate liabilities	-	-	-
Foreign currency forwards	Forecasted expenses	(13)	-	-
Total return swaps	Stock-based compensation	(2)	-	-
Total		$(11)	$(6)	$-

For the six months ended June 30, 2010
Interest rate swaps	Forecasted liabilities	$(63)	$(7)	$-
Foreign currency swaps	Fixed rate assets	5	-	-
	Floating rate liabilities	-	-	-
Foreign currency forwards	Forecasted expenses	(13)	-	-
Total return swaps	Stock-based compensation	(20)	-	-
Total		$(91)	$(7)	$-

The Company anticipates that net losses of approximately $12 will be reclassified from AOCI to earnings within the next twelve months. The maximum time frame for which variable cash flows are hedged is 29 years.

Hedges of net investments in self-sustaining foreign operations
The Company primarily uses forward currency contracts, cross currency swaps and non-functional currency denominated debt to manage its foreign currency exposures to net investments in self-sustaining foreign operations.

Manulife Financial Corporation - Second Quarter 2011

The effects of hedging instruments in net investment hedging relationships on the Consolidated Statements of Income and the Consolidated Statements of Changes in Equity are shown in the following table.

Hedging instruments in net investment hedging relationships For the three months ended June 30, 2011	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Currency swaps	$2	$-	$-
Foreign currency forwards	-	-	-
Non-functional currency denominated debt	8	-	-
Total	$10	$-	$-

For the three months ended June 30, 2010
Currency swaps	$(36)	$-	$-
Foreign currency forwards	(205)	-	-
Total	$(241)	$-	$-

For the six months ended June 30, 2011
Currency swaps	$11	$-	$-
Foreign currency forwards	-	-
Non-functional currency denominated debt	33	-	-
Total	$44	$-	$-

For the six months ended June 30, 2010
Currency swaps	$(23)	$-	$-
Foreign currency forwards	(17)	-	-
Total	$(40)	$-	$-

Derivatives not designated as hedging instruments
Derivatives used in portfolios supporting insurance contract liabilities are generally not designated as hedging instruments because the change in the value of the insurance contract liabilities hedged items in these portfolios is recorded through net  income.  Given the changes in fair value of these derivatives and related hedge risks are recognized in investment income as they occur, they generally offset with the change in hedged risk to the extent the hedges are effective.  Interest rate and cross currency swaps are used in the portfolios supporting insurance contract liabilities to manage duration and currency risks.

The effects of derivatives in non-hedging relationships on the Consolidated Statements of Income are shown in the following table.

	three months ended		six months ended
	June 30		June 30
For the	2011	2010	2011	2010
Non-hedging relationships
Investment income (loss)
Interest rate swaps	$974	$1,858	$428	$1,978
Stock futures	37	414	(468)	241
Currency futures	4	(1)	(67)	33
Interest rate futures	(67)	(81)	(55)	(90)
Interest rate options	-	-	-	(1)
Total return swaps	(2)	(19)	(2)	(6)
Foreign currency swaps	13	(186)	2	(200)
Foreign currency forwards	9	(3)	12	17
Total investment income (loss) from derivatives in non-hedging relationships	$968	$1,982	$(150)	$1,972

Fair value of derivatives
The pricing models used to value OTC derivatives are based on market standard valuation methodologies and the inputs to these models are consistent with what a market participant would use when pricing the instruments.  Derivative valuations can be affected by changes in interest rates, currency exchange rates, financial indices, credit spreads, default risk (including the counterparties to the contract), and volatility. The significant inputs to the pricing models for most OTC derivatives are inputs that are observable or can be corroborated by observable market data. Inputs that are observable generally include: interest rates, foreign currency exchange rates and interest rate curves.  However, certain OTC derivatives may rely on inputs that are significant to the fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. Inputs that are unobservable generally include: broker quotes, volatilities and inputs that are outside of the observable portion of the interest rate curve or other relevant market measures. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what market participants would use when pricing such instruments. The Company's use of unobservable inputs is limited and the impact on derivative fair values does not represent a material amount

Manulife Financial Corporation - Second Quarter 2011

as evidenced by the limited amount of Level 3 derivatives in note 7. The credit risk of both the counterparty and the Company are considered in determining the fair value for all  OTC derivatives after taking into account the effects of netting agreements and collateral arrangements.

The fair value of derivative instruments is summarized by term to maturity in the following tables.  Fair values shown do not incorporate the impact of master netting agreements (see note 6).

Term to maturity	Less than	1 to 3	3 to 5	Over 5
As at June 30, 2011	1 year	years	years	years	Total
Derivative assets	$147	$154	$206	$3,815	$4,322
Derivative liabilities	84	314	357	2,448	3,203

As at December 31, 2010
Derivative assets	$153	$179	$182	$3,486	$4,000
Derivative liabilities	97	366	302	2,522	3,287

The gross notional amount and the fair value of derivatives contracts by the underlying risk exposure for all derivatives in hedging and non-hedging relationships are summarized in the table below.

As at	June 30, 2011			December 31, 2010
		Fair value			Fair value
Type of hedge / Instrument type	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities
Qualifying hedging relationships
Fair value hedges:
Interest rate swaps	$7,906	$98	$242	$2,903	$58	$223
Foreign currency swaps	468	65	21	472	53	19
Forward contracts	-	-	-	148	-	-
Cash flow hedges:
Interest rate swaps	173	4	-	352	3	-
Foreign currency swaps	10	-	-	13	1	-
Forward contracts	70	16	-	139	29	-
Equity contracts	87	4	3	116	5	3
Net investment hedges:
Foreign currency swaps	972	80	63	972	82	76
Forward contracts	-	-	-	202	3	4
Total derivatives in hedging relationships	$9,686	$267	$329	$5,317	$234	$325
Non-hedging relationships
Interest rate swaps	$90,306	$3,515	$2,421	$81,533	$3,233	$2,505
Interest rate futures	3,271	-	-	2,596	-	-
Interest rate options	175	-	-	180	-	-
Foreign currency swaps	6,729	523	449	7,037	516	451
Currency rate futures	4,204	-	-	3,643	-	-
Forward contracts	702	7	1	580	7	4
Equity contracts	220	10	3	146	10	2
Equity futures	11,279	-	-	9,714	-	-
Embedded derivatives	-	-	-	-	-	-
Total derivatives in non-hedging relationships	$116,886	$4,055	$2,874	$105,429	$3,766	$2,962
Total derivatives	$126,572	$4,322	$3,203	$110,746	$4,000	$3,287

Manulife Financial Corporation - Second Quarter 2011

Note 5 Policy Liabilities

The Company monitors the methods and assumptions used in determining insurance and investment contract liabilities (“policy liabilities”) on an ongoing basis to ensure they appropriately reflect emerging experience and the risk profile of the liabilities.  Changes to methods and assumptions used in determining policy liabilities will result in a change to the projected value of policy cash flows and, therefore, to policy liabilities.  As a result of changes to policy liabilities, shareholders’ post-tax income will also change.  The net impact of changes in valuation methods and assumptions was an increase in policy liabilities of $601 (shareholder post-tax loss of $402) for the three months ended June 30, 2011. For the three months ended June 30, 2010, policy liabilities decreased by $18. These amounts were reported in the Corporate and Other segment. These amounts are net of impact on the reinsurance assets.

In the second quarter of 2011, the change in methods and assumptions increased policy liabilities by $601. $552 of this amount was related to the annual updates for the ultimate reinvestment rates (“URR”) used in the valuation of policy liabilities. The balance was due to various refinements of methods and models that are used to project future policy cash flows across several business units. The process improvement that the Company has made over the last twelve months enabled it to estimate the impact of the annual update of the URR at this time, rather than including it in the annual basis change scheduled for the third quarter. This estimate will be trued up in the third quarter of 2011 as part of the annual review of actuarial methods and assumptions.

In the first quarter of 2011, the change in methods and assumptions increased policy liabilities by $105. This was related mainly to refinements of methods and models that are used to project future policy cash flows across several business units. Of the $105, $36 related to a refinement in the calculation of an embedded derivative.

The $16 favorable impact on policy liabilities for changes in methods and assumptions for the six months ended June 30, 2010 consisted mainly of a favorable impact from model refinements, and a small number of offsetting items related to enhancements to valuation systems as well as refinements to valuation methods and assumptions used to project liability cash flows.

The Company conducts an annual review of assumptions and methods.  This review is expected to be completed in the third quarter of 2011.  While the Company currently cannot reasonably estimate the impact of the basis changes in the third quarter, early work suggests that the Company's U.S. mortality table updates when completed may result in a material impact on third quarter 2011 earnings.  Preliminary indications are that this charge could be up to $700 after tax.  Work is continuing on the review of other actuarial assumptions, and the Company expects the other impacts to include both positive and negative adjustments.  The work is expected to be completed in the third quarter and the actual impact is likely to differ from early indications.

Note 6 Risk Management

Sensitivities and risk exposure measures

Caution related to sensitivities: In these Consolidated Interim Financial Statements, the Company has provided sensitivities and risk exposure measures for certain risks.  These include the sensitivity due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment returns and investment activity assumed in the future. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged.  Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of its internal models.  For these reasons, these sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below.  Given the nature of these calculations, the Company cannot provide assurance that the actual impact on net income attributed to shareholders will be as indicated.

Variable annuity and segregated fund guarantees
The table below provides information related to the Company’s variable annuities and segregated funds products with guarantees. Under IFRS, the guarantees associated with these products are considered to be embedded derivatives. However, as these guarantees either contain significant insurance risk and/or are closely related to the host contract, the embedded derivatives are not required to be accounted for separately at fair value in the Company’s financial statements. Variable annuity and segregated fund guarantees make up the most material portion of the embedded derivatives exempt from separate measurement at fair value.

Variable annuity products with Guaranteed Minimum Death Benefit (“GMDB”) features guarantee the contract holder a minimum payment on death of either, depending on the contract features: (a) the total deposits made to the contract adjusted for any partial withdrawals; (b) the total deposits made to the contract adjusted for any partial withdrawals plus a minimum return; or (c) the highest contract fund value on a prior specified anniversary date adjusted for any withdrawals following that specified anniversary date.

Variable annuity products with Guaranteed Minimum Accumulation Benefit (“GMAB”) features guarantee the contract holder a minimum payment at the end of a specified term of either, depending on the contract features: (a) the total deposits made to the contract adjusted for any partial withdrawals; or (b) the highest contract fund valued on a prior specified anniversary date adjusted for any withdrawals following that specified anniversary date.

Variable annuity products with Guaranteed Minimum Income Benefit (“GMIB”) features provide a guaranteed minimum lifetime annuity, which may be elected by the contract holder after a stipulated waiting period (seven to 15 years). The Company ceased selling products with this guarantee in 2004.

Manulife Financial Corporation - Second Quarter 2011

Variable annuity products with Guaranteed Minimum Withdrawal Benefit (“GMWB”) features provide contract holders a minimum annual withdrawal amount over a specified time period or in some cases for as long as they live or as long as either they or their spouse lives, of a specified percentage of a benefit base, equaling total deposits adjusted for prior withdrawals in excess of specified allowed amounts. In some cases, depending on contract features, the benefit base may be increased at specified dates either (a) to the contract fund value if higher, or (b) by specified amounts in the case no withdrawals are made by the contract holder.

Variable annuity and segregated fund guarantees

As at	June 30, 2011			December 31, 2010
	Guarantee value	Fund value	Amount at risk (4)	Guarantee value	Fund value	Amount at risk (4)
Guaranteed minimum income benefit(1)	$7,529	$5,921	$1,620	$8,202	$6,359	$1,856
Guaranteed minimum withdrawal benefit	62,048	57,178	5,933	62,382	57,331	6,391
Guaranteed minimum accumulation benefit	22,811	23,850	1,947	23,902	25,152	1,980
Gross living benefits(2)	$92,388	$86,949	$9,500	$94,486	$88,842	$10,227
Gross death benefits(3)	15,127	12,085	2,478	16,279	12,736	2,813
Total gross of reinsurance and hedging	$107,515	$99,034	$11,978	$110,765	$101,578	$13,040
Living benefits reinsured	$6,500	$5,106	$1,402	$7,108	$5,506	$1,611
Death benefits reinsured	4,420	3,731	875	4,924	4,070	1,052
Total reinsured	$10,920	$8,837	$2,277	$12,032	$9,576	$2,663
Total, net of reinsurance	$96,595	$90,197	$9,701	$98,733	$92,002	$10,377
Living benefits dynamically hedged	$52,441	$51,589	$3,402	$44,606	$44,827	$2,685
Death benefits dynamically hedged	4,990	3,410	438	4,685	3,032	424
Total dynamically hedged	$57,431	$54,999	$3,840	$49,291	$47,859	$3,109
Living benefits retained	33,447	30,254	4,696	42,772	38,509	5,931
Death benefits retained	5,717	4,944	1,165	6,670	5,634	1,337
Total, net of reinsurance and dynamic hedging	$39,164	$35,198	$5,861	$49,442	$44,143	$7,268

(1)	Contracts with guaranteed long-term care benefits are included in this category.
(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote (3).
(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
(4)
Amount at risk (in-the-money amount) is the excess of guarantees values over fund values on all policies where the guarantees value exceeds the fund value.  This amount is not currently payable.  For guaranteed minimum death benefit, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance.  For guaranteed minimum income benefit, the net amount at risk is defined as the excess of the current annuitization income base over the current account values.  For all guarantees, the net amount at risk is floored at zero at the single contract level.

Publicly traded equity performance risk – risk exposure measures

The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 per cent change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of insurance and investment contract liabilities, including embedded derivatives.  The potential impact is shown before and after taking into account the impact of the change in markets on the hedge assets.  While the Company cannot reliably estimate the amount of the change in dynamically hedged variable annuity liabilities that will not be offset by the profit or loss on the dynamic hedge assets, the Company makes certain assumptions for the purposes of estimating the impact on shareholders’ net income. The Company assumes that for a 10, 20 and 30 per cent decrease in the market value of equities, the profit from the hedge assets offsets 80, 75 and 70 per cent, respectively, of the loss arising from the change in the liabilities associated with the guarantees dynamically hedged. For a 10, 20 and 30 per cent increase in the market value of equities the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity liabilities, respectively.

Potential impact on net income attributed to shareholders arising from changes to public equity returns(1)

As at June 30, 2011	-30%	-20%	-10%	+10%	+20%	+30%
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(2)	$(1,770)	$(1,070)	$(490)	$380	$700	$790
Impact of assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(3)	(630)	(320)	(100)	(70)	(160)	(230)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(2), (3)	$(2,400)	$(1,390)	$(590)	$310	$540	$560

1)	See “Caution related to sensitivities” above.
(2)
The impact for component related to general fund equities is calculated at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(3)
For a 10, 20 and 30 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities associated with insurance contracts, respectively. For a 10, 20 and 30 per cent market increase the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively.

Manulife Financial Corporation - Second Quarter 2011

As at December 31, 2010	-30%	-20%	-10%	+10%	+20%	+30%
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities (2)	$(2,430)	$(1,470)	$(660)	$520	$920	$1,040
Impact of assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(3)	(500)	(240)	(80)	(60)	(110)	(170)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(2),(3)	$(2,930)	$(1,710)	$(740)	$460	$810	$870

(1)	See “Caution related to sensitivities” above.
(2)
The impact for component related to general fund equities is calculated at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(3)
For a 10, 20 and 30 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities associated with insurance contracts, respectively. For a 10, 20 and 30 per cent market increase the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively.

Exposures at June 30, 2011 declined as compared to December 31, 2010 primarily due to the additional in-force variable annuity business the Company initiated dynamic hedging for, and the addition of a small amount of macro equity  hedges.

Interest rate risk – risk exposure measures
The following table shows the potential impact on net income attributed to shareholders of a change of one per cent, in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates, relative to the rates assumed in the valuation of insurance and investment contract liabilities, including embedded derivatives. The Company assumes no change to the URR.

Potential impact on annual net income attributed to shareholders of an immediate one per cent parallel change in interest rates relative to rates assumed in the valuation of insurance and investment contract liabilities, including embedded derivatives(1)

	As at June 30, 2011				As at December 31, 2010
	-100	bp	+100	bp	-100	bp	+100	bp
General fund products(2)	$(900)		$800		$(1,400)		$1,200
Variable annuity guarantees(3)	(300)		200		(400)		300
Total	$(1,200)		$1,000		$(1,800)		$1,500

(1)	See ”Caution related to sensitivities” above.
(2)	The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in interest rates.
(3)	For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

The decline in exposures was primarily driven by the actions to extend the duration of the Company’s fixed income investments supporting insurance contract liabilities.

The potential impact on annual net income attributed to shareholders provided in the table above does not include any impact arising from the sale of fixed income assets held in the Company’s surplus segment.  Changes in the market value of these assets may provide a natural economic offset to the interest rate risk arising from the Company’s product liabilities.  In order for there to also be an accounting offset, the Company would need to realize a portion of the AFS fixed income unrealized gains or losses.

Credit risk

Credit quality
For mortgages and private placements, the Company evaluates credit quality through regular monitoring of credit related exposures, considering both qualitative and quantitative factors in assigning an internal risk rating.  These ratings are updated at least annually.

A write-off is recorded when internal risk ratings indicate that a loss represents the most likely outcome.  The assets are designated as non-accrual and an allowance is established based on an analysis of the security and repayment sources.

Manulife Financial Corporation - Second Quarter 2011

The following table summarizes the recorded investment by credit quality indicator:

As at June 30, 2011	AAA	AA	A	BBB	BB	B & lower	Total
Loans (excluding Manulife Bank of Canada)
Private placements	$416	$2,067	$5,576	$8,974	$939	$1,206	$19,178
Mortgages	2,322	1,567	3,410	12,193	864	381	$20,737
Total	$2,738	$3,634	$8,986	$21,167	$1,803	$1,587	$39,915

As at December 31, 2010
Loans (excluding Manulife Bank of Canada)
Private placements	$422	$2,150	$5,653	$9,099	$1,002	$1,251	$19,577
Mortgages	2,454	1,736	3,229	12,762	810	359	21,350
Total	$2,876	$3,886	$8,882	$21,861	$1,812	$1,610	$40,927

For loans and mortgages held by Manulife Bank of Canada, the Company assigns an internal risk rating ranging from “1 – little or no risk” to “8 – doubtful”.  The internal risk ratings are updated at least annually and reflect the credit quality of the lending asset including such factors as original credit score and product characteristics.

Full or partial write-offs of loans are recorded when management believes there is no realistic prospect of full recovery.  Write-offs, net of recoveries, are deducted from the allowance for credit losses.  All impairments are captured in the allowance for credit losses.

The following table summarizes the recorded investment for Manulife Bank of Canada by credit quality indicator:

As at June 30, 2011	1	2	3	4 & lower	Total
Mortgages	$-	$9,951	$2,507	$-	$12,458
Bank loans	-	425	1,842	44	$2,311
Total	$-	$10,376	$4,349	$44	$14,769

As at December 31, 2010
Mortgages	$-	$9,621	$1,866	$-	$11,487
Bank loans	1	438	1,888	26	2,353
Total	$1	$10,059	$3,754	$26	$13,840

Past due or credit impaired financial assets
The Company provides for credit risk by establishing allowances against the carrying value of impaired loans, impairment losses on AFS and FVTPL bonds are recognized in income on an individual basis when there is objective evidence of impairment. Impairment is considered to have occurred when it is deemed probable that the Company will not be able to collect all amounts due according to contractual terms of the bond.

The following table summarizes the carrying value,or impaired value in the case of impaired securities of the Company’s financial assets that are considered past due or impaired:

	Past due but not impaired
As at June 30, 2011	Less than 90 days	90 days and greater	Total past due but not impaired	Total impaired
Bonds
FVTPL	$2	$-	$2	$158
AFS	1	-	1	37
Loans
Private placements	166	-	166	218
Mortgages and bank loans	123	36	159	132
Other financial assets	14	43	57	4
Total	$306	$79	$385	$549

As at December 31, 2010
Bonds
FVTPL	$1	$3	$4	$152
AFS	-	-	-	34
Loans
Private placements	304	-	304	265
Mortgages and bank loans	53	64	117	83
Other financial assets	16	24	40	2
Total	$374	$91	$465	$536

Manulife Financial Corporation - Second Quarter 2011

The following table summarizes the Company’s loans that are considered impaired:

Impaired loans As at and for the six months ended June 30, 2011	Recorded investment (1)	Unpaid principal balance	Related allowance	Average recorded investment (1)	Interest income recognized
Private placements	$267	$356	$49	$312	$-
Mortgages and bank loans	182	191	50	150	-
Total	$449	$547	$99	$462	$-

As at and for the year ended December 31, 2010
Private placements	$349	$421	$84	$445	$-
Mortgages and bank loans	117	124	34	186	-
Total	$466	$545	$118	$631	$-

(1)	Recorded investment is the carrying amount of the investment after any direct write-offs, but before deducting any related allowances for impairment.

Allowance for loan losses

For the three months ended June 30,			2011			2010
	Mortgages and bank loans	Private placements	Total	Mortgages and bank loans	Private placements	Total
Balance, April 1	$40	$77	$117	$45	$82	$127
Provisions	15	2	17	12	27	39
Recoveries	(13)	(8)	(21)	(1)	(6)	(7)
Write-offs (1)	8	(22)	(14)	(1)	(8)	(9)
Balance, June 30	$50	$49	$99	$55	$95	$150

For the six months ended June 30,			2011			2010
	Mortgages and bank loans	Private placements	Total	Mortgages and bank loans	Private placements	Total
Balance, January 1	$34	$84	$118	$55	$128	$183
Provisions	29	5	34	18	34	52
Recoveries	(14)	(15)	(29)	(2)	(6)	(8)
Write-offs (1)	1	(25)	(24)	(16)	(61)	(77)
Balance, June 30	$50	$49	$99	$55	$95	$150

(1) Includes disposals and impact of currency translation.

Securities lending, repurchase and reverse repurchase transactions

The Company engages in securities lending to generate fee income. Collateral, which exceeds the market value of the loaned securities, is retained by the Company until the underlying security has been returned to the Company.  The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the underlying loaned securities fluctuates. As at June 30, 2011, the Company had loaned securities (which are included in invested assets) with a market value of $ 1,612 (December 31, 2010 – $1,650). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.

The Company engages in repurchase and reverse repurchase transactions to generate fee income and to take possession of securities to cover short positions in similar instruments.  As at June 30, 2011 the Company had engaged in reverse repurchase transactions of $58 (December 31, 2010 – $578) which are recorded as a short-term receivable.  There were no outstanding repurchase agreements as at June 30, 2011 (December 31, 2010 – $461).

Derivatives
The Company’s exposure to loss on derivatives is limited to the amount of any net gains that may have accrued with a particular counterparty.  Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position (excluding any offsetting contracts in negative positions).  The Company seeks to limit the risk of credit losses from derivative counterparties by: establishing a minimum acceptable counterparty credit rating of A- from external rating agencies; entering into master netting arrangements; and entering into Credit Support Annex agreements, whereby collateral must be provided when the exposure exceeds a certain threshold.  All contracts are held with counterparties rated A- or higher.  As at June 30, 2011, the percentage of the Company’s derivative exposure which were with counterparties rated AA- or higher amounted to 31 per cent (December 31, 2010 – 33 per cent). The largest single counterparty exposure as at June 30, 2011 was $1,071 (December 31, 2010 – $954).  The Company’s net exposure to credit risk was mitigated by $1,817 fair value of collateral held as security as at June 30, 2011 (December 31, 2010 – $1,226).  In accordance with customary terms of Credit Support Annex agreements, the Company is permitted to sell or repledge collateral held.

Manulife Financial Corporation - Second Quarter 2011

As at June 30, 2011, the maximum exposure to credit risk related to derivatives after taking into account netting agreements and without taking into account the fair value of any collateral held, was $1,668 (December 31, 2010 – $1,446).  Without master netting agreements, maximum exposure to credit risk would have been $4,606 (December 31, 2010 – $4,195).

Note 7 Fair Value of Financial Instruments

Financial instruments measured at fair value on the Consolidated Statements of Financial Position
The Company categorizes its fair value measurements according to a three-level hierarchy.  The hierarchy prioritizes the inputs used by the Company’s valuation techniques for determining the fair value of the financial instrument. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined in the notes to the Consolidated Financial Statements in the Company’s 2010 Annual Report.

The following table presents the Company’s financial assets and liabilities that are carried at fair value, categorized by level under the fair value hierarchy:

Fair value of financial instruments
As at June 30, 2011	Total fair value	Level 1	Level 2	Level 3
ASSETS
Cash and short-term securities
Fair-value-through-profit-and-loss	$465	$-	$465	$-
Available-for-sale	10,019	-	10,019	-
Other	2,339	2,339	-	-
Bonds
Fair-value-through-profit-and-loss
Canadian government & agency	10,512	-	10,329	183
U.S. government & agency	13,645	-	13,543	102
Other government & agency	8,007	-	7,373	634
Corporate	46,835	-	45,063	1,772
Residential mortgage/asset-
backed securities	350	-	19	331
Commercial mortgage/asset-
backed securities	3,647	-	3,256	391
Other securitized assets	1,513	-	1,363	150
Available-for-sale
Canadian government & agency	4,480	-	4,122	358
U.S. government & agency	6,092	-	6,089	3
Other government & agency	1,558	-	1,498	60
Corporate	4,251	-	3,958	293
Residential mortgage/asset-
backed securities	90	-	3	87
Commercial mortgage/asset-
backed securities	309	-	248	61
Other securitized assets	170	-	130	40
Stocks
Fair-value-through-profit-and-loss	8,477	8,476	1	-
Available-for-sale	2,154	2,154	-	-
Other invested assets (1)
Private stocks FVTPL	3,437	1	-	3,436
Private stocks AFS	111	-	-	111
Derivative assets
Interest rate contracts	3,617	-	3,518	99
Foreign exchange contracts	691	-	691	-
Equity contracts	14	-	-	14
Segregated funds net assets (2)	198,797	194,549	2,192	2,056
Total assets carried at fair value	$331,580	$207,519	$113,880	$10,181
LIABILITIES
Derivative liabilities
Interest rate contracts	$2,663	$-	$2,594	$69
Foreign exchange contracts	534	-	492	42
Equity contracts	6	-	-	6
Total liabilities carried at fair value	$3,203	$-	$3,086	$117

(1)	Only private stocks that are carried at fair value are included.
(2)
Segregated funds net assets are recorded at fair value. Investment performance related to segregated funds net assets is fully offset by corresponding amounts credited to contract holders whose interest in the segregated funds net assets is recorded by the Company as segregated funds net liabilities.

Manulife Financial Corporation - Second Quarter 2011

Fair value of financial instruments
As at December 31, 2010	Total fair value	Level 1	Level 2	Level 3
ASSETS
Cash and short-term securities
Fair-value-through-profit-and-loss	$668	$-	$668	$-
Available-for-sale	8,827	-	8,827	-
Other	2,354	2,354	-	-
Bonds
Fair-value-through-profit-and-loss
Canadian government & agency	10,044	-	9,884	160
U.S. government & agency	13,109	-	12,945	164
Other government & agency	7,591	-	6,994	597
Corporate	47,648	-	45,943	1,705
Residential mortgage/asset-
backed securities	384	-	24	360
Commercial mortgage/asset-
backed securities	4,127	-	3,697	430
Other securitized assets	1,436	-	1,276	160
Available-for-sale
Canadian government & agency	5,177	-	5,143	34
U.S. government & agency	5,587	-	5,582	5
Other government & agency	1,417	-	1,357	60
Corporate	4,367	-	4,108	259
Residential mortgage/asset-
backed securities	98	-	5	93
Commercial mortgage/asset-
backed securities	438	-	366	72
Other securitized assets	137	-	85	52
Stocks
Fair-value-through-profit-and-loss	8,297	8,296	1	-
Available-for-sale	2,178	2,178	-	-
Other invested assets (1)
Private stocks FVTPL	3,283	1	-	3,282
Private stocks AFS	80	-	-	80
Derivative assets
Interest rate contracts	3,357	-	3,289	68
Foreign exchange contracts	628	-	628	-
Equity contracts	15	-	-	15
Segregated funds net assets (2)	199,120	194,805	2,194	2,121
Total assets carried at fair value	$330,367	$207,634	$113,016	$9,717
LIABILITIES
Derivative liabilities
Interest rate contracts	$2,728	$-	$2,691	$37
Foreign exchange contracts	554	-	511	43
Equity contracts	5	-	-	5
Total liabilities carried at fair value	$3,287	$-	$3,202	$85
(1)	Only private stocks that are carried at fair value are included.
(2)
Segregated funds net assets are recorded at fair value. Investment performance related to segregated funds net assets is fully offset by corresponding amounts credited to contract holders whose interest in the segregated funds net assets is recorded by the Company as segregated funds net liabilities.

Assets and liabilities measured at fair value on the Consolidated Statements of Financial Position using significant unobservable inputs (Level 3)

The table below provides a fair value roll forward for the financial instruments for which significant unobservable inputs (Level 3) are used in the fair value measurement.  The Company classifies the fair values of financial instruments within Level 3 if there are no observable markets for the instruments or, in the absence of active markets, the majority of the inputs used to determine fair value are based on the Company’s own assumptions about market participant assumptions. The Company prioritizes the use of market-based inputs over entity-based assumptions in determining Level 3 fair values and, therefore, the gains and losses in the tables below include changes in fair value due partly to observable and unobservable factors.

Roll-forward of financial instruments measured at fair value using significant unobservable inputs (Level 3)

The following table presents a roll forward for all financial instruments measured at fair value using significant non-observable inputs (Level 3) for the three months ended June 30, 2011:

Manulife Financial Corporation - Second Quarter 2011

		Net realized / unrealized gains (losses) included in:				Transfers
	Balance as at April 1, 2011	Net income (1)	OCI (2)	Purchases	Sales	Into Level 3 (3)	Out of Level 3 (3)	Currency movement	Balance as at June 30, 2011	Change in unrealized gains (losses) on instruments still held
Bonds
Fair-value-through-profit-and-loss
Canadian government & agency	$155	$3	$-	$25	$-	$-	$-	$-	$183	$3
U.S. government & agency	119	5	-	5	-	-	(26)	(1)	102	5
Other government & agency	603	12	-	38	(15)	1	-	(5)	634	11
Corporate	1,581	4	-	264	(88)	57	(52)	6	1,772	(6)
Residential mortgage/asset-backed securities	347	1	-	-	(19)	5	-	(3)	331	(1)
Commercial mortgage/asset-backed securities	419	(3)	-	-	(21)	-	-	(4)	391	(2)
Other securitized assets	161	9	-	-	(20)	-	1	(1)	150	16
	$3,385	$31	$-	$332	$(163)	$63	$(77)	$(8)	$3,563	$26
Available-for-sale
Canadian government & agency	$33	$-	$-	$312	$-	$14	$-	$(1)	$358	$-
U.S. government & agency	5	-	-	-	-	-	(2)	-	3	-
Other government & agency	60	-	-	11	(13)	3	-	(1)	60	-
Corporate	269	-	1	42	(66)	46	-	1	293	-
Residential mortgage/asset-backed securities	90	-	1	-	(5)	2	-	(1)	87	-
Commercial mortgage/asset-backed securities	71	(1)	2	-	(11)	-	-	-	61	-
Other securitized assets	38	(7)	10	-	(1)	-	-	-	40	-
	$566	$(8)	$14	$365	$(96)	$65	$(2)	$(2)	$902	$-
Other invested assets
Private stocks FVTPL	$3,258	$96	$-	$185	$(96)	$-	$(3)	$(4)	$3,436	$83
Private stocks AFS	101	-	9	1	-	-	-	-	111
	$3,359	$96	$9	$186	$(96)	$-	$(3)	$(4)	$3,547	$83
Net derivatives	$(11)	$2	$6	$-	$-	$-	$1	$(2)	$(4)	$-
Segregated funds net assets	$2,047	$28	$-	$8	$(10)	$-	$-	$(17)	$2,056	$29
	$9,346	$149	$29	$891	$(365)	$128	$(81)	$(33)	$10,064	$138

(1)
These amounts are included in investment income on the Consolidated Statement of Income, except for the segregated funds amount which is included in the Investment related section of the changes in net assets for segregated funds (note 14).

(2)	These amounts are included in accumulated other comprehensive income (loss) on the Consolidated Statements of Financial Position.
(3)	For financial assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period.

Manulife Financial Corporation - Second Quarter 2011

The following table presents a roll forward for all financial instruments measured at fair value using significant non-observable inputs (Level 3) for the three months ended June 30, 2010:

		Net realized / unrealized gains (losses) included in:				Transfers
	Balance as at April 1, 2010	Net income (1)	OCI (2)	Purchases	Sales	Into Level 3 (3)	Out of Level 3 (3)	Currency movement	Balance as at June 30, 2010	Change in unrealized gains (losses) on instruments still held
Bonds
Fair-value-through-profit-and-loss
Canadian government & agency	$126	$5	$-	$-	$-	$-	$-	$2	$133	$6
U.S. government & agency	392	(3)	-	113	-	-	(368)	7	141	(3)
Other government & agency	456	-	-	45	(10)	-	-	20	511	1
Corporate	1,574	(10)	-	19	(52)	23	(62)	109	1,601	(25)
Residential mortgage/asset-backed securities	373	26	-	-	(24)	-	-	13	388	34
Commercial mortgage/asset-backed securities	388	15	-	-	(5)	(1)	-	19	416	15
Other securitized assets	165	14	-	-	(14)	-	-	8	173	6
	$3,474	$47	$-	$177	$(105)	$22	$(430)	$178	$3,363	$34
Available-for-sale
Canadian government & agency	$48	$-	$4	$-	$-	$-	$-	$1	$53	$-
U.S. government & agency	-	-	-	-	-	-	-	-	-	-
Other government & agency	53	-	-	6	(4)	-	-	3	58	-
Corporate	234	(5)	11	4	(6)	23	(5)	18	274	-
Residential mortgage/asset-backed securities	94	(4)	5	-	(5)	-	-	8	98	-
Commercial mortgage/asset-backed securities	68	5	(3)	-	(1)	-	-	4	73	-
Other securitized assets	47	2	1	-	(1)	-	-	3	52	-
	$544	$(2)	$18	$10	$(17)	$23	$(5)	$37	$608	$-
Other invested assets
Private stocks FVTPL	$2,678	$33	$-	$156	$(68)	$-	$-	$92	$2,891	$36
Private stocks AFS	115	(9)	(4)	6	(28)	-	-	4	84	-
	$2,793	$24	$(4)	$162	$(96)	$-	$-	$96	$2,975	$36
Net derivatives	$30	$25	$(20)	$-	$-	$3	$(13)	$5	$30	$26
Segregated funds net assets	$2,117	$(8)	$-	$68	$(6)	$-	$-	$96	$2,267	$(5)
	$8,958	$86	$(6)	$417	$(224)	$48	$(448)	$412	$9,243	$91

(1)
These amounts are included in investment income on the Consolidated Statement of Income, except for the segregated funds amount which is included in the Investment related section of the changes in net assets for segregated funds (note 14).

(2)	These amounts are included in accumulated other comprehensive income (loss) on the Consolidated Statements of Financial Position.
(3)	For financial assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period.

Manulife Financial Corporation - Second Quarter 2011

The following table presents a roll forward for all financial instruments measured at fair value using significant non-observable inputs (Level 3) for the six months ended June 30, 2011:

		Net realized / unrealized gains (losses) included in:				Transfers
	Balance as at January 1, 2011	Net income (1)	OCI (2)	Purchases	Sales	Into Level 3 (3)	Out of Level 3 (3)	Currency movement	Balance as at June 30, 2011	Change in unrealized gains (losses) on instruments still held
Bonds
Fair-value-through-profit-and-loss
Canadian government & agency	$160	$(1)	$-	$25	$-	$-	$-	$(1)	$183	$(1)
U.S. government & agency	164	5	-	11	(32)	-	(42)	(4)	102	2
Other government & agency	597	9	-	66	(25)	1	-	(14)	634	9
Corporate	1,705	20	-	356	(255)	57	(66)	(45)	1,772	7
Residential mortgage/asset-backed securities	360	19	-	-	(41)	5	-	(12)	331	17
Commercial mortgage/asset-backed securities	430	15	-	-	(40)	-	-	(14)	391	20
Other securitized assets	160	21	-	-	(21)	-	(5)	(5)	150	28
	$3,576	$88	$-	$458	$(414)	$63	$(113)	$(95)	$3,563	$82
Available-for-sale
Canadian government & agency	$34	$-	$-	$312	$-	$14	$-	$(2)	$358	$-
U.S. government & agency	5	-	-	-	-	-	(2)	-	3	-
Other government & agency	60	-	-	11	(13)	3	-	(1)	60	-
Corporate	259	-	-	61	(66)	46	-	(7)	293	-
Residential mortgage/asset-backed securities	93	-	6	-	(11)	2	-	(3)	87	-
Commercial mortgage/asset-backed securities	72	(2)	4	-	(11)	-	-	(2)	61	-
Other securitized assets	52	(7)	12	-	(1)	-	(15)	(1)	40	-
	$575	$(9)	$22	$384	$(102)	$65	$(17)	$(16)	$902	$-
Other invested assets
Private stocks FVTPL	$3,282	$60	$-	$335	$(174)	$-	$(3)	$(64)	$3,436	$45
Private stocks AFS	80	-	7	49	(24)	-	-	(1)	111	-
	$3,362	$60	$7	$384	$(198)	$-	$(3)	$(65)	$3,547	$45
Net derivatives	$(2)	$3	$2	$-	$-	$-	$-	$(7)	$(4)	$10
Segregated funds net assets	2,121	10	-	13	(23)	-	-	(65)	2,056	10
	$9,632	$152	$31	$1,239	$(737)	$128	$(133)	$(248)	$10,064	$147

(1)
These amounts are included in investment income on the Consolidated Statement of Income, except for the segregated funds amount which is included in the Investment related section of the  changes in net assets for segregated funds (note 14).

(2)	These amounts are included in accumulated other comprehensive income (loss) on the Consolidated Statements of Financial Position.
(3)	For financial assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period.

Manulife Financial Corporation - Second Quarter 2011

The following table presents a roll forward for all financial instruments measured at fair value using significant non-observable inputs (Level 3) for the six months ended June 30, 2010:

		Net realized / unrealized gains (losses) included in:				Transfers
	Balance as at January 1, 2010	Net income (1)	OCI (2)	Purchases	Sales	Into Level 3 (3)	Out of Level 3 (3)	Currency movement	Balance as at June 30, 2010	Change in unrealized gains (losses) on instruments still held
Bonds
Fair-value-through-profit-and-loss
Canadian government & agency	$129	$3	$-	$-	$-	$-	$-	$1	$133	$4
U.S. government & agency	321	1	-	261	-	-	(442)	-	141	1
Other government & agency	467	4	-	45	(21)	-	-	16	511	4
Corporate	1,616	38	-	21	(69)	23	(100)	72	1,601	(11)
Residential mortgage/asset-backed securities	389	48	-	-	(50)	-	-	1	388	69
Commercial mortgage/asset-backed securities	399	47	-	-	(36)	-	-	6	416	49
Other securitized assets	167	27	-	-	(22)	-	(1)	2	173	45
	$3,488	$168	$-	$327	$(198)	$23	$(543)	$98	$3,363	$161
Available-for-sale
Canadian government & agency	$49	$-	$4	$-	$-	$-	$-	$-	$53	$-
U.S. government & agency	2	-	-	-	-	-	(2)	-	-
Other government & agency	51	-	1	6	(4)	-	-	4	58	-
Corporate	243	(5)	13	11	(8)	23	(15)	12	274	-
Residential mortgage/asset-backed securities	99	(9)	14	-	(11)	-	-	5	98	-
Commercial mortgage/asset-backed securities	70	5	1	-	(5)	-	-	2	73	-
Other securitized assets	42	2	8	-	(1)	-	-	1	52	-
	$556	$(7)	$41	$17	$(29)	$23	$(17)	$24	$608	$-
Other invested assets
Private stocks FVTPL	$2,544	$62	$-	$416	$(151)	$-	$-	$20	$2,891	$78
Private stocks AFS	124	(28)	8	7	(28)	-	-	1	84	-
	$2,668	$34	$8	$423	$(179)	$-	$-	$21	$2,975	$78
Net derivatives	$35	$21	$(21)	$-	$-	$5	$(12)	$2	$30	$22
Segregated funds net assets	$2,240	$(26)	$-	$69	$(47)	$-	$-	$31	$2,267	$(17)
	$8,987	$190	$28	$836	$(453)	$51	$(572)	$176	$9,243	$244

(1)
These amounts are included in investment income on the Consolidated Statement of Income, except for the segregated funds amount which is included in the Investment related section of the changes in net assets for segregated funds (note 14).

(2)	These amounts are included in accumulated other comprehensive income (loss) on the Consolidated Statements of Financial Position.
(3)	For financial assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period.

The Company may hedge positions with offsetting positions that are classified in a different level. For example, the gains and losses for assets and liabilities in the Level 3 category presented in the tables above may not reflect the effect of offsetting gains and losses on hedging instruments that have been classified by the Company in the Level 1 and Level 2 categories.

The transfers into Level 3 primarily result from securities that were impaired during the year or securities where a lack of observable market data (versus the previous year) resulted in reclassifying assets into Level 3.  The transfers from Level 3 primarily result from observable market data now being available from the entire term structure of the bond, thus eliminating the need to extrapolate market data beyond observable points.

Manulife Financial Corporation - Second Quarter 2011

Note 8 Long-term Debt

As at	June 30, 2011	December 31, 2010
3.40% Senior notes (US$600)	$575	$593
4.90% Senior notes (US$500)	479	493
4.079% Medium term notes	896	896
4.896% Medium term notes	998	997
7.768% Medium term notes	597	597
5.161% Medium term notes	549	549
5.505% Medium term notes	399	399
4.67% Medium term notes	350	350
4.448% fixed/floating Senior debentures	549	548
Other notes payable	199	419
Total long-term debt	$5,591	$5,841
Fair value	$5,913	$6,081

The fair value of long-term debt is determined using quoted market prices where available. For debt instruments that do not have quoted prices, the fair value is determined with reference to quoted prices of a debt instrument with similar characteristics or utilizing a model to discount cash flows based on current market interest rates.

The carrying value of the long-term debt reflects an unamortized fair value increment of US$nil (December 31, 2010 – US$4), which arose as a result of the acquisition of John Hancock.  The amortization of the fair value adjustment is recorded in interest expense in these consolidated financial statements.

On December 14, 2006, Manulife Finance (Delaware) LP (“MFLP”), a wholly-owned partnership, issued $550 of senior debentures which mature on December 15, 2026 and bear interest at the rate of 4.448% per annum payable semi-annually until December 15, 2016 and thereafter at the 90-day Bankers’ Acceptance Rate plus 1.50%, payable quarterly. The senior debentures are redeemable in whole or in part, prior to December 15, 2016 at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 14 basis points or on any interest payment date, on or after December 15, 2016 at par, in each case together with accrued and unpaid interest. Upon certain tax changes, the senior debentures are redeemable as a whole, at the fair market value, together with accrued and unpaid interest.

Other notes payable are comprised of fixed rate notes bearing interest at rates ranging from 6.0% to 12.1% and maturing in varying amounts to 2017. A 6.822% senior note issued April 26, 2001, with a face value of $220, matured on May 31, 2011.

Note 9 Liabilities for Preferred Shares and Capital Instruments

	June 30,	December 31,
As at	2011	2010
Preferred shares – Class A Shares, Series 1	$344	$344
Manulife Financial Capital Securities – Series A	60	60
Manulife Financial Capital Securities – Series B	940	940
Manulife Financial Capital Trust II Notes – Series I	992	991
Surplus notes – 7.375% U.S. dollar	457	471
Subordinated notes – 6.24% Canadian dollar	-	550
Subordinated debentures – 5.059% fixed/floating Canadian dollar	646	648
Total	$3,439	$4,004
Fair value	$3,566	$4,105

The fair value of liability instruments is determined using quoted market prices.

The carrying value of the surplus notes reflects an unamortized fair value increment of US$40 (December 31, 2010 – US$41), which arose as a result of the acquisition of John Hancock Financial Services, Inc. The amortization of the fair value adjustment is recorded in interest expense.

Issue costs are amortized over the term of the underlying instruments.

On December 14, 2006, Manulife Finance (Delaware) LP (“MFLP”), a wholly-owned partnership, issued $650 of subordinated debentures which mature on December 15, 2041 and bear interest at the rate of 5.059% per annum payable semi-annually until December 15, 2036 and thereafter at the 90-day Bankers’ Acceptance Rate plus 1% payable quarterly.

Manulife Financial Corporation - Second Quarter 2011

With regulatory approval, the subordinated debentures are redeemable at any time, in whole or in part, prior to December 15, 2036 at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 26.5 basis points or on any interest payment date, on or after December 15, 2036 at par, in each case together with accrued and unpaid interest. Upon certain tax changes, the subordinated debentures are redeemable as a whole, with regulatory approval, at the fair market value, together with accrued and unpaid interest.

On July 10, 2009, Manulife Financial Capital Trust II (“Trust II”) issued $1,000 in subordinated notes. The notes mature on December 31, 2108 and interest is payable semi-annually on June 30 and December 31. From July 10, 2009 to December 30, 2019, the rate of interest is 7.405% per annum. On December 31, 2019 and on every fifth anniversary after December 31, 2019 (the “Interest Reset Date”), the rate of interest will be reset to the yield on five year Government of Canada bonds plus 5%.

On or after December 31, 2014, Trust II may redeem the notes, with regulatory approval, in whole or in part, on any day that is not an Interest Reset Date, at the greater of the par or the fair value of the debt based on the yield on uncallable Government of Canada bonds plus 1% if the redemption is prior to December 31, 2019, or 2% if the redemption date is after December 31, 2019, in each case together with accrued and unpaid interest. Trust II may redeem the notes, on or after December 31, 2019, with regulatory approval, on an Interest Reset Date at par, together with accrued and unpaid interest.

On February 16, 2011, MLI redeemed the outstanding $550 principal amount of the 6.24% subordinated notes at par plus accrued and unpaid interest.

Note 10 Share Capital

As at June 30, 2011, there were 38 million outstanding stock options and deferred share units that entitle the holder to receive common shares or payment in cash or common shares, at the option of the holder (December 31, 2010 – 38 million).

For the	six months ended	year ended
Number of common shares (in millions)	June 30, 2011	December 31, 2010
Balance, beginning of period	1,778	1,758
Issued on exercise of stock options and deferred share units	-	1
Issued under dividend re-investment and share purchase plans	10	19
Balance, end of period	1,788	1,778

The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per share.

	three months ended		six months ended
	June 30		June 30
For the	2011	2010	2011	2010
Weighted average number of common shares (in millions)	1,783	1,762	1,781	1,760
Dilutive stock-based awards(1) (in millions)	3	-	3	-
Dilutive convertible instruments(2) (in millions)	85	-	82	-
Weighted average number of diluted common shares(3) (in millions)	1,871	1,762	1,866	1,760

(1)
The dilutive effect of stock-based awards was calculated using the treasury stock method.  This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period.

(2)
Convertible preferred share liabilities and MaCS series I and II have been included in the calculation since holders of these convertible instruments have the right to redeem them for MFC shares prior to the conversion date.

(3)
For the three months and six months ended June 30, 2010, the dilutive effect calculation utilizes the basic weighted average number of common shares because the loss for the period results in all awards being anti-dilutive.

Preferred shares
On March 11, 2011, MFC issued 8 million Class 1 Shares Series 3 (“Series 3 Preferred Shares”) at a price of $25 per share, for an aggregate amount of $200. The Series 3 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a per annum rate of 4.20% until June 19, 2016, after which the dividend rate will be reset every five years at a rate equal to the five year Government of Canada bond yield plus 1.41%. On June 19, 2016 and on June 19 every five years thereafter, the Series 3 Preferred Shares will be convertible at the option of the holder into Class 1 Series 4 Preferred Shares (“Series 4 Preferred Shares”). The Series 4 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a rate equal to the three month Government of Canada Treasury Bill yield plus 1.41%. Subject to regulatory approval, MFC may redeem Series 3 Preferred Shares, in whole or in part, at par, on June 19, 2016 and on June 19 every five years thereafter.

Manulife Financial Corporation - Second Quarter 2011

Note 11 Employee Future Benefits

The Company maintains a number of pension and benefit plans for its eligible employees and agents.  Information about the cost of the Company’s benefit plans, in aggregate, is as follows:

	Pension benefits		Post-employment benefits
For the three months ended June 30,	2011	2010	2011	2010
Defined benefit current service cost	$13	$14	$3	$2
Defined benefit past service cost	-	(1)	(3)	-
Defined contribution current service cost	17	18	-	-
Interest cost	43	48	9	11
Expected return on plan assets	(45)	(45)	(6)	(6)
Amortization of actuarial (gains) losses	16	16	-	-
Curtailment	-	-	-	(8)
Total	$44	$50	$3	$(1)

For the six months ended June 30,
Defined benefit current service cost	$26	$28	$6	$4
Defined benefit past service cost	-	(1)	(6)	-
Defined contribution current service cost	38	38	-	-
Interest cost	87	96	18	22
Expected return on plan assets	(92)	(92)	(12)	(12)
Amortization of actuarial (gains) losses	31	33	4	(1)
Curtailment	-	-	-	(16)
Total	$90	$102	$10	$(3)

Note 12 Commitments and Contingencies

(a)      Legal proceedings
The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer.  In addition, government and regulatory bodies in Canada, the United States and Asia regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.

The Company announced on April 21, 2011 that it had been informed by staff of the Ontario Securities Commission (“OSC”) that staff would not seek any orders from OSC in connection with the enforcement notice delivered by staff in June 2009 relating to the Company’s disclosure before March 2009 of risks related to the Company’s variable annuity guarantee and segregated funds business.

Proposed class action lawsuits against the Company have been filed in Canada and the United States, on behalf of investors in those jurisdictions, based on allegations that the Company failed to meet its disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products. The Company may become subject to other similar lawsuits by investors.

The Company believes that its disclosure satisfied applicable disclosure requirements and intends to vigorously defend itself against any claims based on these allegations.

(b)	Guarantees
Guarantees regarding Manulife Finance (Delaware), L.P.
MFC has guaranteed the payment of amounts on the $550 senior debentures due December 15, 2026 and $650 subordinated debentures due December 15, 2041 issued by MFLP, a wholly owned partnership.

Guarantees regarding The Manufacturers Life Insurance Company
On January 29, 2007, MFC provided a subordinated guarantee of Class A Shares and Class B Shares of MLI and any other class of preferred shares that rank on a parity with Class A Shares or Class B Shares of MLI.

Manulife Financial Corporation - Second Quarter 2011

The following tables set forth certain condensed consolidating financial information for MFC:

For the three months ended June 30, 2011	MFC (Guarantor)	Manulife Finance (Delaware), L.P.	MLI Consolidated	Other Subsidiaries of MFC on a Combined Basis	Consolidating Adjustments	Total Consolidated Amounts
Total revenue	$84	$13	$10,551	$737	$(620)	$10,765
Net income (loss) attributed to shareholders	490	(1)	596	(122)	(473)	490

For the three months ended June 30, 2010
Total revenue	$38	$14	$11,610	$1,010	$(905)	$11,767
Net income (loss) attributed to shareholders	(2,434)	-	(2,101)	(276)	2,377	(2,434)

For the six months ended June, 2011
Total revenue	$167	$29	$17,492	$1,159	$(1,018)	$17,829
Net income (loss) attributed to shareholders	1,475	(6)	1,532	(78)	(1,448)	1,475

For the six months ended June, 2010
Total revenue	$77	$29	$20,626	$1,276	$(1,057)	$20,951
Net income (loss) attributed to shareholders	(1,210)	-	(1,078)	(72)	1,150	(1,210)

As at June 30, 2011
Invested assets	$45	$4	$199,374	2,918	-	$202,341
Total other assets	39,380	1,430	34,316	21,948	(70,615)	26,459
Segregated funds net assets	-	-	198,797	-	-	198,797
Insurance contract liabilities	-	-	158,209	8,865	(7,788)	159,286
Investment contract liabilities and deposits	-	-	2,551	-	-	2,551
Total other liabilities	14,606	1,288	41,899	15,746	(31,957)	41,582
Segregated funds net liabilities	-	-	198,797	-	-	198,797

As at December 31, 2010
Invested assets	$39	$4	$198,283	$2,896	$-	$201,222
Total other assets	30,170	1,445	31,386	6,543	(45,119)	24,425
Segregated funds net assets	-	-	199,120	-	-	199,120
Insurance contract liabilities	-	-	157,449	8,602	(7,739)	158,312
Investment contract liabilities and deposits	-	-	2,990	-	-	2,990
Total other liabilities	6,099	1,297	39,315	496	(7,537)	39,670
Segregated funds net liabilities	-	-	199,120	-	-	199,120
Guarantees regarding Manulife Finance Holdings Limited (“MFHL”)
MFC has guaranteed the payment of amounts on the $175 of 6.646% senior notes due November 30, 2011 assumed by MFHL, a wholly owned subsidiary.

Details of guarantees regarding certain securities issued or to be issued by John Hancock Life Insurance Company (U.S.A), John Hancock Life Insurance Company of New York and Manulife Financial Holdings Limited are outlined in note 15.

Manulife Financial Corporation - Second Quarter 2011

Note 13 Segmented Information

The Company’s reporting segments are U.S. Insurance and U.S. Wealth Management, which combine to form the U.S. Division, as well as the Asia, Canadian, and Reinsurance Divisions and the Corporate and Other segment. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.  The significant product and service offerings of each segment are:

Protection (U.S. Insurance, Asia and Canadian Divisions).  Offers a variety of individual life insurance and individual and group long-term care insurance.  Products are distributed through multiple distribution channels, including insurance agents, brokers, banks, financial planners, and direct marketing.

Wealth Management (U.S. Wealth, Asia and Canadian Divisions).  Offers annuities, pension contracts, and mutual fund products and services. These businesses also offer a variety of retirement products to group benefit plans. Annuity contracts provide non-guaranteed, partially guaranteed and fully guaranteed investment options through general and separate account products.  The Canadian Wealth Management business also includes Manulife Bank, which offers a variety of deposit and credit products to Canadian customers.  These businesses distribute  products through multiple distribution channels, including insurance agents and brokers affiliated with the Company, securities brokerage firms, financial planners, pension plan sponsors, pension plan consultants, and banks.

Reinsurance.  Provides life and property and casualty retrocession coverage, and international employee benefits management services. Manulife Financial writes reinsurance business in the Americas, Europe, Asia and Australia. The Division has offices in Canada, the United States, Germany, Belgium, Barbados, Singapore and Japan.

Corporate and Other Segment.  Comprised of the Investment Division’s external asset management business, earnings on assets backing capital, net of amounts allocated to operating divisions, changes in actuarial methods and assumptions, the John Hancock Accident and Health operation and other non operating items.

Certain allocation methodologies are employed in the preparation of segmented financial information.  Indirect expenses are allocated to business segments using allocation formulas applied on a consistent basis, while capital is apportioned to the Company's business segments using a risk-based methodology.  The income statement impact of changes in actuarial methods and assumptions (note 5) is reported in the Corporate and Other segment.

By segment				U.S.
For the three months ended	Asia	Canadian	U.S.	Wealth	Reinsurance	Corporate
June 30, 2011	Division	Division	Insurance	Management	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$1,165	$705	$1,314	$-	$268	$-	$3,452
Annuities and pensions	221	157	-	352	-	-	730
Net premiums	$1,386	$862	$1,314	$352	$268	$-	$4,182
Net investment income (loss)	499	1,284	1,831	919	38	304	4,875
Net other revenue	216	501	175	727	10	79	1,708
Total revenue	$2,101	$2,647	$3,320	$1,998	$316	$383	$10,765
Contract benefits and expenses
Life and health insurance	$1,206	$975	$2,393	$-	$208	$603	$5,385
Annuities and pensions	398	593	-	1,332	-	-	2,323
Net benefits and claims	$1,604	$1,568	$2,393	$1,332	$208	$603	$7,708
Interest expense	16	83	64	3	-	161	327
Other expenses	448	696	411	491	30	122	2,198
Total policy benefits and expenses	$2,068	$2,347	$2,868	$1,826	$238	$886	$10,233
Income (loss) before income taxes	$33	$300	$452	$172	$78	$(503)	$532
Income tax recovery (expense)	(3)	(35)	(153)	(42)	(15)	211	(37)
Net income (loss)	$30	$265	$299	$130	$63	$(292)	$495
Less net (income) loss attributed to:
Participating policyholders	4	(5)	-	-	-	-	(1)
Non-controlling interest in subsidiaries	(6)	-	-	-	-	2	(4)
Net income (loss) attributed to shareholders	$28	$260	$299	$130	$63	$(290)	$490

Manulife Financial Corporation - Second Quarter 2011

				U.S.
For the three months ended	Asia	Canadian	U.S.	Wealth	Reinsurance	Corporate
June 30, 2010	Division	Division	Insurance	Management	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$1,039	$668	$1,477	$-	$249	$-	$3,433
Annuities and pensions	70	295	-	621	-	-	986
Net premiums	$1,109	$963	$1,477	$621	$249	$-	$4,419
Net investment income	487	833	2,564	1,852	53	7	5,796
Net other revenue	181	450	171	689	8	53	1,552
Total revenue	$1,777	$2,246	$4,212	$3,162	$310	$60	$11,767
Contract benefits and expenses
Life and health insurance	$988	$853	$5,333	$-	$238	$(13)	$7,399
Annuities and pensions	1,011	814	-	3,534	-	-	5,359
Net benefits and claims	$1,999	$1,667	$5,333	$3,534	$238	$(13)	$12,758
Interest expense	14	55	16	4	(1)	158	246
Other expenses	380	641	512	478	21	139	2,171
Total policy benefits and expense	$2,393	$2,363	$5,861	$4,016	$258	$284	$15,175
Income (loss) before income taxes	$(616)	$(117)	$(1,649)	$(854)	$52	$(224)	$(3,408)
Income tax recovery (expense)	(7)	38	576	318	(12)	88	1,001
Net income (loss)	$(623)	$(79)	$(1,073)	$(536)	$40	$(136)	$(2,407)
Less net (income) loss attributed to:
Participating policyholders	(2)	(1)	-	-	-	-	(3)
Non-controlling interest in subsidiaries	(7)	-	-	-		(17)	(24)
Net income (loss) attributed to shareholders	$(632)	$(80)	$(1,073)	$(536)	$40	$(153)	$(2,434)

				U.S.
For the six months ended	Asia	Canadian	U.S.	Wealth	Reinsurance	Corporate
June 30, 2011	Division	Division	Insurance	Management	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$2,293	$1,369	$2,812	$-	$571	$-	$7,045
Annuities and pensions	383	412	-	862	-	-	1,657
Net premiums	$2,676	$1,781	$2,812	$862	$571	$-	$8,702
Net investment income	643	1,590	2,283	1,095	62	(18)	5,655
Net other revenue	453	1,053	342	1,450	18	156	3,472
Total revenue	$3,772	$4,424	$5,437	$3,407	$651	$138	$17,829
Contract benefits and expenses
Life and health insurance	$2,049	$1,258	$3,451	$-	$594	$713	$8,065
Annuities and pensions	415	693	-	1,799	-	-	2,907
Net benefits and claims	$2,464	$1,951	$3,451	$1,799	$594	$713	$10,972
Interest expense	32	145	74	6	-	351	608
Other expenses	860	1,416	859	981	55	250	4,421
Total policy benefits and expense	$3,356	$3,512	$4,384	$2,786	$649	$1,314	$16,001
Income (loss) before income taxes	$416	$912	$1,053	$621	$2	$(1,176)	$1,828
Income tax recovery (expense)	(33)	(140)	(351)	(179)	(31)	390	(344)
Net income (loss)	$383	$772	$702	$442	$(29)	$(786)	$1,484
Less net (income) loss attributed to : Participating policyholders	7	(7)	-	-	-	-	-
Non-controlling interest in subsidiaries	(11)	-	-	-	-	2	(9)
Net income (loss) attributed to shareholders	$379	$765	$702	$442	$(29)	$(784)	$1,475

Manulife Financial Corporation - Second Quarter 2011

				U.S.
For the six months ended	Asia	Canadian	U.S.	Wealth	Reinsurance	Corporate
June 30, 2010	Division	Division	Insurance	Management	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$2,032	$1,281	$2,876	$-	$512	$-	$6,701
Annuities and pensions	119	716	-	1,245	-	-	2,080
Net premiums	$2,151	$1,997	$2,876	$1,245	$512	$-	$8,781
Net investment income	807	1,825	3,665	2,474	93	163	9,027
Net other revenue	430	864	337	1,370	16	126	3,143
Total revenue	$3,388	$4,686	$6,878	$5,089	$621	$289	$20,951
Contract benefits and expenses
Life and health insurance	$1,883	$1,597	$7,198	$-	$461	$(6)	$11,133
Annuities and pensions	928	1,497	-	4,437	-	-	6,862
Net benefits and claims	$2,811	$3,094	$7,198	$4,437	$461	$(6)	$17,995
Interest expense	28	108	24	7	-	353	520
Other expenses	773	1,286	990	966	54	268	4,337
Total policy benefits and expense	$3,612	$4,488	$8,212	$5,410	$515	$615	$22,852
Income (loss) before income taxes	$(224)	$198	$(1,334)	$(321)	$106	$(326)	$(1,901)
Income tax recovery (expense)	(26)	9	472	153	(21)	140	727
Net income (loss)	$(250)	$207	$(862)	$(168)	$85	$(186)	$(1,174)
Less net (income) loss attributed to : Participating policyholders	(5)	(5)	-	-	-	-	(10)
Non-controlling interest in subsidiaries	(12)	-	-	-	-	(14)	(26)
Net income (loss) attributed to shareholders	$(267)	$202	$(862)	$(168)	$85	$(200)	$(1,210)

By segment				U.S.
	Asia	Canadian	U.S.	Wealth	Reinsurance	Corporate
	Division	Division	Insurance	Management	Division	and Other	Total
Goodwill
Balance, January 1, 2011	$561	$2,014	$914	$360	$66	$75	$3,990
Effect of exchange rate changes	(12)	-	(28)	(11)	(1)	2	(50)
Balance, June 30, 2011	$549	$2,014	$886	$349	$65	$77	$3,940

Balance, January 1, 2010	$537	$2,166	$1,694	$1,843	$70	$79	$6,389
Effect of exchange rate changes	16	-	23	24	1	(1)	63
Balance, June 30, 2010	$553	$2,166	$1,717	$1,867	$71	$78	$6,452

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division into the different geographic segments to which its businesses pertain.

By geographic location
For the three months ended
June 30, 2011	Asia	Canada	United States	Other	Total
Revenue
Premium income
Life and health insurance	$1,166	$715	$1,430	$141	$3,452
Annuities and pensions	221	157	352	-	730
Total premium income	$1,387	$872	$1,782	$141	$4,182
Investment income (loss)	542	1,411	2,871	51	4,875
Other revenue	85	570	937	116	1,708
Total revenue	$2,014	$2,853	$5,590	$308	$10,765

June 30, 2010
Revenue
Premium income
Life and health insurance	$1,041	$680	$1,586	$126	$3,433
Annuities and pensions	70	295	621	-	986
Total premium income	$1,111	$975	$2,207	$126	$4,419
Investment income (loss)	490	837	4,452	17	5,796
Other revenue	187	468	893	4	1,552
Total revenue	$1,788	$2,280	$7,552	$147	$11,767

Manulife Financial Corporation - Second Quarter 2011

By geographic location
For the six months ended
June 30, 2011	Asia	Canada	United States	Other	Total
Revenue
Premium income
Life and health insurance	$2,296	$1,386	$3,036	$327	$7,045
Annuities and pensions	383	412	862	-	1,657
Total premium income	$2,679	$1,798	$3,898	$327	$8,702
Investment income (loss)	531	1,739	3,330	55	5,655
Other revenue	353	1,084	1,903	132	3,472
Total revenue	$3,563	$4,621	$9,131	$514	$17,829

June 30, 2010
Revenue
Premium income
Life and health insurance	$2,036	$1,306	$3,091	$268	$6,701
Annuities and pensions	119	716	1,245	-	2,080
Total premium income	$2,155	$2,022	$4,336	$268	$8,781
Investment income (loss)	831	1,933	6,252	11	9,027
Other revenue	439	901	1,793	10	3,143
Total revenue	$3,425	$4,856	$12,381	$289	$20,951

Note 14 Segregated Funds

Net Assets

As at	June 30, 2011	December 31, 2010
Investments, at market value
Cash and short-term securities	$1,240	$1,750
Bonds	959	928
Stocks and mutual funds	194,525	194,188
Other investments	2,258	2,426
Accrued investment income	66	75
Other liabilities, net	(251)	(247)
Total segregated funds net assets	$198,797	$199,120

Changes in Net Assets

	three months ended		six months ended
	June 30		June 30
For the	2011	2010	2011	2010
Net policyholder cash flow
Deposits from policyholders	$5,086	$5,968	$11,005	$13,172
Net transfers from (to) general fund	(64)	(78)	(22)	107
Payments to policyholders	(5,502)	(5,051)	(11,341)	(10,405)
	$(480)	$839	$(358)	$2,874
Investment related
Interest and dividends	$392	$366	$692	$636
Net realized and unrealized investment gains (loss)	(408)	(11,690)	5,836	(6,001)
	$(16)	$(11,324)	$6,528	$(5,365)
Other
Management and administration fees	$(828)	$(793)	$(1,742)	$(1,642)
Currency revaluation	(770)	7,345	(4,751)	2,642
	$(1,598)	$6,552	$(6,493)	$1,000
Net deductions	$(2,094)	$(3,933)	$(323)	$(1,491)
Segregated funds net assets, beginning of period	200,891	193,225	199,120	190,783
Segregated funds net assets, end of period	$198,797	$189,292	$198,797	$189,292

Manulife Financial Corporation - Second Quarter 2011

ot  Note 15   Information Provided in Connection with Investments in Deferred Annuity Contracts and Signature Notes Issued or Assumed by John Hancock Life Insurance Company
         (U.S.A.) and Fixed Investments in Deferred Annuity Contracts to be Issued by John Hancock Life Insurance Company of New York

The following condensed consolidating financial information, presented in accordance with IFRS, have been included in these interim consolidated financial statements with respect to John Hancock Life Insurance Company (U.S.A.) (“JHUSA”) and John Hancock Life Insurance Company of New York (“JHNY”) in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the “Commission”) and, with respect to Manulife Finance Holdings Limited (“MFHL”), in accordance with National Instrument 51-102 – Continuous Disclosure Obligations of Canadian provincial securities laws. These financial statements are (i) incorporated by reference in the registration statements of MFC and JHUSA, JHNY and MFHL that relate to MFC’s guarantee of certain securities to be issued by its subsidiaries and (ii) are provided in reliance on an exemption from continuous disclosure obligations of JHUSA, JHNY and MFHL.  For information about these subsidiaries, the MFC guarantees and restrictions on the ability of MFC to obtain funds from its subsidiaries by dividend or loan refer to note 22(k) of the Company’s 2010 annual financial statements.

Condensed Consolidating Statement of Financial Position
			John Hancock	John Hancock
	Manulife	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Finance	Company	Company of			Manulife
	Corporation	Holdings	(U.S.A.)	New York	Other	Consolidation	Financial
As at June 30, 2011	(Guarantor)	Limited	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation
Assets
Invested assets	$45	$-	$78,756	$9,156	$114,893	$(509)	$202,341
Investments in unconsolidated subsidiaries	30,830	1	3,797	1	19,249	(53,878)	-
Reinsurance assets	-	-	14,435	809	3,845	(11,429)	7,660
Other assets	8,550	182	13,970	510	29,098	(33,511)	18,799
Segregated fund net assets	-	-	123,152	7,266	69,973	(1,594)	198,797
Total assets	$39,425	$183	$234,110	$17,742	$237,058	$(100,921)	$427,597
Liabilities and equity
Insurance contract liabilities	$-	$-	$83,839	$5,864	$81,453	$(11,870)	$159,286
Investment contract liabilities and deposits	-	-	1,497	53	1,630	(629)	2,551
Other liabilities	9,420	(2)	13,396	3,062	37,234	(30,558)	32,552
Long-term debt	4,842	178	-	-	659	(88)	5,591
Liabilities for preferred shares and capital instruments	344	-	978	-	12,271	(10,154)	3,439
Segregated fund net liabilities	-	-	123,152	7,266	69,973	(1,594)	198,797
Shareholders' equity	24,819	7	11,248	1,497	33,370	(46,122)	24,819
Participating policyholders' equity	-	-	-	-	160	-	160
Non-controlling interest in subsidiaries	-	-	-	-	308	94	402
Total liabilities and equity	$39,425	$183	$234,110	$17,742	$237,058	$(100,921)	$427,597

Condensed Consolidating Statement of Financial Position
			John Hancock	John Hancock
	Manulife	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Finance	Company	Company of			Manulife
	Corporation	Holdings	(U.S.A.)	New York	Other	Consolidation	Financial
As at December 31, 2010	(Guarantor)	Limited	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation
Assets
Invested assets	$39	$3	$79,971	$9,522	$112,187	$(500)	$201,222
Investments in unconsolidated subsidiaries	29,766	2	3,589	1	11,123	(44,481)	-
Reinsurance assets	-	-	14,994	895	3,291	(11,348)	7,832
Other assets	404	407	13,170	512	12,660	(10,560)	16,593
Segregated fund net assets	-	-	123,657	7,288	69,720	(1,545)	199,120
Total assets	$30,209	$412	$235,381	$18,218	$208,981	$(68,434)	$424,767
Liabilities and equity
Insurance contract liabilities	$-	$-	$85,137	$6,608	$78,213	$(11,646)	$158,312
Investment contract liabilities and deposits	-	-	1,805	40	1,145	-	2,990
Other liabilities	881	-	12,616	2,913	22,309	(8,894)	29,825
Long-term debt	4,874	407	-	-	610	(50)	5,841
Liabilities for preferred shares and capital instruments	344	-	1,009	-	4,346	(1,695)	4,004
Segregated fund net liabilities	-	-	123,657	7,288	69,720	(1,545)	199,120
Shareholders' equity	24,110	5	11,157	1,369	32,162	(44,698)	24,105
Participating policyholders' equity	-	-	-	-	160	-	160
Non-controlling interest in subsidiaries	-	-	-	-	316	94	410
Total liabilities and equity	$30,209	$412	$235,381	$18,218	$208,981	$(68,434)	$424,767

Manulife Financial Corporation - Second Quarter 2011

Condensed Consolidating Statement of Income
			John Hancock	John Hancock
	Manulife	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Finance	Company	Company of			Manulife
For the three months ended	Corporation	Holdings	(U.S.A.)	New York	Other	Consolidation	Financial
June 30, 2011	(Guarantor)	Limited	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation
Revenue
Net premium income	$-	$-	$1,256	$88	$2,838	$-	$4,182
Net investment income (loss)	86	5	2,500	222	2,403	(341)	4,875
Net other revenue	(2)	-	458	33	2,419	(1,200)	1,708
Total revenue	$84	$5	$4,214	$343	$7,660	$(1,541)	$10,765
Policy benefits and expenses
Net benefits and claims	$-	$-	$3,608	$158	$4,849	$(907)	$7,708
Commissions, investment and general expenses	3	-	668	39	1,805	(379)	2,136
Other expenses	79	5	130	5	425	(255)	389
Total policy benefits and expenses	$82	$5	$4,406	$202	$7,079	$(1,541)	$10,233
Income (loss) before income taxes	$2	$-	$(192)	$141	$581	$-	$532
Income tax (expense) recovery	(2)	1	72	(48)	(60)	-	(37)
Income (loss) after income taxes	$-	$1	$(120)	$93	$521	$-	$495
Equity in net income (loss) of unconsolidated subsidiaries	490	-	164	-	44	(698)	-
Net income (loss)	$490	$1	$44	$93	$565	$(698)	$495
Net income (loss) attributed to:
Non-controlling interest in subsidiaries	$-	$-	$-	$-	$8	$(4)	$4
Participating policyholders	-	-	-	(1)	1	1	1
Shareholders	490	1	44	94	556	(695)	490
	$490	$1	$44	$93	$565	$(698)	$495
Condensed Consolidating Statement of Income
			John Hancock	John Hancock
	Manulife	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Finance	Company	Company of			Manulife
For the three months ended	Corporation	Holdings	(U.S.A.)	New York	Other	Consolidation	Financial
June 30, 2010	(Guarantor)	Limited	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation
Revenue

Net premium income	$-	$-	$1,676	$129	$2,618	$(4)	$4,419
Net investment income (loss)	38	7	4,190	251	1,557	(247)	5,796
Net other revenue	-	-	472	32	3,219	(2,171)	1,552
Total revenue	$38	$7	$6,338	$412	$7,394	$(2,422)	$11,767
Policy benefits and expenses
Net benefits and claims	$-	$-	$6,462	$516	$7,556	$(1,776)	$12,758
Commissions, investment and general expenses	5	-	759	59	1,675	(402)	2,096
Other expenses	52	7	111	3	392	(244)	321
Total policy benefits and expenses	$57	$7	$7,332	$578	$9,623	$(2,422)	$15,175
Income (loss) before income taxes	$(19)	$-	$(994)	$(166)	$(2,229)	$-	$(3,408)
Income tax (expense) recovery	4	1	387	59	550	-	1,001
Income (loss) after income taxes	$(15)	$1	$(607)	$(107)	$(1,679)	$-	$(2,407)
Equity in net income (loss) of unconsolidated subsidiaries	(2,419)	-	(174)	-	(777)	3,370	-
Net income (loss)	$(2,434)	$1	$(781)	$(107)	$(2,456)	$3,370	$(2,407)
Net income (loss) attributed to:
Non-controlling interest in subsidiaries	$-	$-	$-	$-	$18	$6	$24
Participating policyholders	-	-	-	(2)	(5)	10	3
Shareholders	(2,434)	1	(781)	(105)	(2,469)	3,354	(2,434)
	$(2,434)	$1	$(781)	$(107)	$(2,456)	$3,370	$(2,407)

Manulife Financial Corporation - Second Quarter 2011

Condensed Consolidating Statement of Income
			John Hancock	John Hancock
	Manulife	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Finance	Company	Company of			Manulife
For the six months ended	Corporation	Holdings	(U.S.A.)	New York	Other	Consolidation	Financial
June 30, 2011	(Guarantor)	Limited	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation
Revenue
Net premium income	$-	$-	$2,715	$191	$5,796	$-	$8,702
Net investment income (loss)	167	13	2,899	331	2,894	(649)	5,655
Net other revenue	-	-	878	65	4,044	(1,515)	3,472
Total revenue	$167	$13	$6,492	$587	$12,734	$(2,164)	$17,829
Policy benefits and expenses
Net benefits and claims	$-	$-	$4,838	$239	$6,673	$(778)	$10,972
Commissions, investment and general expenses	11	-	1,367	84	3,606	(765)	4,303
Other expenses	162	12	220	7	946	(621)	726
Total policy benefits and expenses	$173	$12	$6,425	$330	$11,225	$(2,164)	$16,001
Income (loss) before income taxes	$(6)	$1	$67	$257	$1,509	$-	$1,828
Income tax (expense) recovery	(2)	1	20	(88)	(275)	-	(344)
Income (loss) after income taxes	$(8)	$2	$87	$169	$1,234	$-	$1,484
Equity in net income (loss) of unconsolidated subsidiaries	1,483	-	239	-	326	(2,048)	-
Net income (loss)	$1,475	$2	$326	$169	$1,560	$(2,048)	$1,484
Net income (loss) attributed to:
Non-controlling interest in subsidiaries	$-	$-	$-	$-	$13	$(4)	$9
Participating policyholders	-	-	(13)	(12)	11	14	-
Shareholders	1,475	2	339	181	1,536	(2,058)	1,475
	$1,475	$2	$326	$169	$1,560	$(2,048)	$1,484

Condensed Consolidating Statement of Income
			John Hancock	John Hancock
	Manulife	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Finance	Company	Company of			Manulife
For the six months ended	Corporation	Holdings	(U.S.A.)	New York	Other	Consolidation	Financial
June 30, 2010	(Guarantor)	Limited	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation
Revenue

Net premium income	$-	$-	$3,300	$271	$5,214	$(4)	$8,781
Net investment income (loss)	77	7	5,760	487	3,120	(424)	9,027
Net other revenue	-	-	986	65	4,856	(2,764)	3,143
Total revenue	$77	$7	$10,046	$823	$13,190	$(3,192)	$20,951
Policy benefits and expenses
Net benefits and claims	$-	$-	$9,296	$806	$9,878	$(1,985)	$17,995
Commissions, investment and general expenses	13	-	1,519	106	3,351	(800)	4,189
Goodwill impairment	-	-	-	-	-	-	-
Other expenses	99	7	250	6	713	(407)	668
Total policy benefits and expenses	$112	$7	$11,065	$918	$13,942	$(3,192)	$22,852
Income (loss) before income taxes	$(35)	$-	$(1,019)	$(95)	$(752)	$-	$(1,901)
Income tax (expense) recovery	5	1	418	35	268	-	727
Income (loss) after income taxes	$(30)	$1	$(601)	$(60)	$(484)	$-	$(1,174)
Equity in net income (loss) of unconsolidated subsidiaries	(1,180)	-	(98)	-	(687)	1,965	-
Net income (loss)	$(1,210)	$1	$(699)	$(60)	$(1,171)	$1,965	$(1,174)
Net income (loss) attributed to:
Non-controlling interest in subsidiaries	$-	$-	$-	$-	$19	$7	$26
Participating policyholders	-	-	(2)	(1)	2	11	10
Shareholders	(1,210)	1	(697)	(59)	(1,192)	1,947	(1,210)
	$(1,210)	$1	$(699)	$(60)	$(1,171)	$1,965	$(1,174)

Manulife Financial Corporation - Second Quarter 2011

Consolidating Statement of Cash Flows
			John Hancock	John Hancock
	Manulife	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Finance	Company	Company of			Manulife
	Corporation	Holdings	(U.S.A.)	New York	Other	Consolidation	Financial
For the six months ended June 30, 2011	(Guarantor)	Limited	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Operating activities
Net income (loss)	$1,475	$2	$326	$169	$1,560	$(2,048)	$1,484
Adjustments for non-cash items in net income (loss):
Equity in net income of unconsolidated subsidiaries	(1,483)	-	(239)	-	(326)	2,048	-
Increase (decrease) in insurance contract liabilities	-	-	1,838	(575)	2,610	-	3,873
Decrease (increase) in investment contract liabilities	-	-	(310)	(6)	299	-	(17)
Increase (decrease) in reinsurance assets	-	-	116	59	(163)	-	12
Amortization of premium/discount	-	-	16	31	(36)	-	11
Other amortization	-	(8)	41	-	117	8	158
Net realized and unrealized (gains) losses including impairments	-	-	(449)	(26)	(546)	-	(1,021)
Deferred income tax expense (recovery)	2	(1)	(110)	58	351	(1)	299
Stock option expense	-	-	3	-	9	-	12
Net income adjusted for non-cash items	$(6)	$(7)	$1,232	$(290)	$3,875	$7	$4,811
Changes in policy related and operating receivables and payables	(100)	1	(32)	163	(11)	1	22
Cash (used in) provided by operating activities	$(106)	$(6)	$1,200	$(127)	$3,864	$8	$4,833

Investing activities
Purchases and mortgage advances	$-	$-	$(11,126)	$(2,928)	$(20,147)	$-	$(34,201)
Disposals and repayments	-	-	10,590	3,125	17,077	-	30,792
Changes in investment broker net receivables and payables	-	-	9	(15)	388	-	382
Investment in common shares of subsidiaries	(196)	-	-	-	-	196	-
Capital contribution to unconsolidated subsidiaries	-	-	(85)	-	-	85	-
Return of capital from unconsolidated subsidiaries	-	-	31	-	-	(31)	-
Notes receivables from affiliates	(8,000)	-	-	-	-	8,000	-
Notes receivables from parent	-	223	-	-	(8,892)	8,669	-
Notes receivables from subsidiaries	(208)	-	5	-	-	203	-
Cash (used in) provided by investing activities	$(8,404)	$223	$(576)	$182	$(11,574)	$17,122	$(3,027)

Financing activities
Decrease (increase) in repurchase agreements and securities sold but not yet purchased	$-	$-	$(473)	$-	$(109)	$-	$(582)
Issue of long-term debt	-	-	-	-	8	(8)	-
Repayment of long-term debt	-	(220)	-	-	-	-	(220)
Repayment of capital instruments	-	-	-	-	(550)	-	(550)
Net redemption of investment contract liabilities	-	-	58	20	(420)	-	(342)
Funds borrowed, net	-	-	(1)	-	36	-	35
Changes in bank deposits, net	-	-	-	-	1,100	-	1,100
Shareholder dividends paid in cash	(350)	-	-	-	(1)	-	(351)
Contribution from (distribution to) non controlling interest	-	-	-	-	(16)	-	(16)
Common shares issued, net	1	-	-	-	197	(196)	2
Preferred shares issued, net	196	-	-	-	-	-	196
Capital contributions by parent	-	-	-	-	85	(85)	-
Return of capital to parent	-	-	-	-	(31)	31	-
Notes payable to affiliates	-	-	-	-	8,000	(8,000)	-
Notes payable to parent	-	-	-	-	203	(203)	-
Notes payable to subsidiaries	8,669	-	-	-	-	(8,669)	-
Cash provided by (used in) financing activities	$8,516	$(220)	$(416)	$20	$8,502	$(17,130)	$(728)

Cash and short-term securities
Increase (decrease) during the period	$6	$(3)	$208	$75	$792	$-	$1,078
Effect of exchange rate changes on cash and short- term securities	-	-	(51)	(13)	(104)	-	(168)
Balance, January 1	39	3	1,708	421	9,151	-	11,322
Balance, June 30	$45	$-	$1,865	$483	$9,839	$-	$12,232

Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$39	$3	$2,063	$443	$9,301	$-	$11,849
Net payments in transit, included in other liabilities	-	-	(355)	(22)	(150)	-	(527)
Net cash and short-term securities, January 1	$39	$3	$1,708	$421	$9,151	$-	$11,322

End of period
Gross cash and short-term securities	$45	$-	$2,152	$508	$10,118	$-	$12,823
Net payments in transit, included in other liabilities	-	-	(287)	(25)	(279)	-	(591)
Net cash and short-term securities, June 30	$45	$-	$1,865	$483	$9,839	$-	$12,232

Supplemental disclosures on cash flow from operating activities:
Interest paid	$158	$13	$83	$2	$587	$(321)	$522
Interest received	$163	$14	$2,299	$310	$2,292	$(637)	$4,441
Taxes paid	$(10)	$-	$(54)	$-	$166	$-	$102

Manulife Financial Corporation - Second Quarter 2011

Consolidating Statement of Cash Flows
			John Hancock	John Hancock
	Manulife	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Finance	Company	Company of			Manulife
	Corporation	Holdings	(U.S.A.)	New York	Other	Consolidation	Financial
For the six months ended June 30, 2010	(Guarantor)	Limited	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Operating activities
Net income (loss)	$(1,210)	$1	$(699)	$(60)	$(1,171)	$1,965	$(1,174)
Adjustments for non-cash items in net income (loss):
Equity in net income of unconsolidated subsidiaries	1,180	-	98	-	687	(1,965)	-
Increase (decrease) in insurance contract liabilities	-	-	8,512	792	2,765	-	12,069
Increase (decrease) in investment contract liabilities	-	-	51	(1)	(54)	-	(4)
(Decrease) increase in reinsurance assets	-	-	(6,004)	(351)	5,608	-	(747)
Amortization of premium/discount	-	-	68	41	(48)	-	61
Other amortization	-	(5)	44	(1)	106	5	149
Net realized and unrealized (gains) losses including impairments	-	-	(3,364)	(190)	(1,151)	-	(4,705)
Deferred income tax (recovery) expense	(4)	1	(340)	(96)	(460)	-	(899)
Stock option expense	-	-	4	-	9	-	13
Net (loss) income adjusted for non-cash items	$(34)	$(3)	$(1,630)	$134	$6,291	$5	$4,763
Changes in policy related and operating receivables and payables	(24)	-	3,803	382	(3,202)	(1)	958
Cash provided by (used in) operating activities	$(58)	$(3)	$2,173	$516	$3,089	$4	$5,721

Investing activities
Purchases and mortgage advances	$-	$-	$(9,867)	$(1,109)	$(13,610)	$-	$(24,586)
Disposals and repayments	-	-	7,105	689	8,920	-	16,714
Changes in investment broker net receivables and payables	-	-	162	24	187	-	373
Capital contribution to unconsolidated subsidiaries	(309)	-	(2)	-	-	311	-
Return of capital from unconsolidated subsidiaries	-	-	1	-	-	(1)	-
Notes receivable from affiliates	(4,000)	-	-	-	(4,003)	8,003	-
Notes receivable from parent	-	(418)	-	-	(654)	1,072	-
Notes receivable from subsidiaries	(359)	-	5	-	-	354	-
Cash (used in) provided by investing activities	$(4,668)	$(418)	$(2,596)	$(396)	$(9,160)	$9,739	$(7,499)

Financing activities
Decrease (increase) in repurchase agreements and securities sold but not yet purchased	$-	$-	$(9)	$-	$(9)	$-	$(18)
Issue of long-term debt	-	421	1	-	(417)	(5)	-
Repayment of long-term debt	-	-	(1)	-	-	-	(1)
Net redemption of investment contract liabilities	-	-	(204)	23	(64)	-	(245)
Funds borrowed, net	-	-	(1)	-	10	-	9
Changes in bank deposits, net	-	-	-	-	902	-	902
Shareholder dividends paid in cash	(352)	-	-	-	-	-	(352)
Contribution from (distribution to) non-controlling interest	-	-	-	-	34	-	34
Common shares issued, net	2	-	-	-	-	-	2
Capital contributions by parent	-	-	-	-	310	(310)	-
Return of capital to parent	-	-	-	-	(1)	1	-
Notes payable to affiliates	4,003	-	-	-	4,000	(8,003)	-
Notes payable to parent	-	-	-	-	354	(354)	-
Notes payable to subsidiaries	1,072	-	-	-	-	(1,072)	-
Cash provided by (used in) financing activities	$4,725	$421	$(214)	$23	$5,119	$(9,743)	$331

Cash and short-term securities
(Decrease) increase during the period	$(1)	$-	$(637)	$143	$(952)	$-	$(1,447)
Effect of exchange rate changes on cash and short-term securities	-	-	67	9	126	-	202
Balance, January 1	3	-	5,061	707	12,509	-	18,280
Balance, June 30	$2	$-	$4,491	$859	$11,683	$-	$17,035

Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$3	$-	$5,339	$726	$12,737	$-	$18,805
Net payments in transit, included in other liabilities	-	-	(278)	(19)	(228)	-	(525)
Net cash and short-term securities, January 1	$3	$-	$5,061	$707	$12,509	$-	$18,280

End of period
Gross cash and short-term securities	$2	$-	$4,812	$879	$11,852	$-	$17,545
Net payments in transit, included in other liabilities	-	-	(321)	(20)	(169)	-	(510)
Net cash and short-term securities, June 30	$2	$-	$4,491	$859	$11,683	$-	$17,035

Supplemental disclosures on cash flow from operating activities:
Interest paid	$98	$5	$34	$2	$319	$(77)	$381
Interest received	$77	$7	$2,248	$212	$1,823	$(387)	$3,980
Taxes paid	$-	$-	$24	$-	$90	$-	$114
Manulife Financial Corporation - Second Quarter 2011

Note 16 First time adoption of IFRS

The Company has adopted IFRS as a replacement of previous Canadian GAAP effective January 1, 2011.  References to Canadian GAAP throughout this note relate to Canadian GAAP prior to the adoption of IFRS.  The Company’s opening Consolidated Statement of Financial Position was prepared at January 1, 2010, the Company’s date of transition to IFRS (the “Transition Date”) in accordance with the requirements of IFRS 1 “First-Time Adoption of International Financial Reporting Standards”.  This note explains the principal adjustments made by the Company in preparing the required adjustments between IFRS and previous Canadian GAAP to total equity and total comprehensive income for the comparative periods ended June 30, 2010.  Refer to note 2 “Future Accounting and Reporting Changes” in the Annual Financial Statements in the 2010 Annual Report and note 15 “First time adoption of IFRS” in the Consolidated Financial Statements for the first quarter 2011 for a description of the key differences between Canadian GAAP and IFRS, and the key accounting policy choices selected.

A summary of the various earnings impacts to total comprehensive income as a result of the adoption of IFRS is as follows:

	Three months ended June 30, 2010	Six months ended June 30, 2010
Net loss in accordance with Canadian GAAP	$(2,375)	$(1,227)
Add back: non-controlling interest	5	10
IFRS adjustments increasing (decreasing) reported net income
(i) Investment adjustments:
Real estate	(33)	(178)
Private equity	20	69
Agriculture	(8)	9
Hedge accounting	(50)	(83)
Oil and gas	6	21
Other invested assets	(22)	8
Changes in insurance contract liabilities related to invested asset changes	84	176
(ii) Actuarial adjustments:
Product classification	(63)	(55)
Embedded derivatives	(9)	(7)
(iii) Consolidation adjustments	(16)	17
(iv) Corporate adjustments:
Investments in leveraged leases	9	128
Other adjustments	(5)	(42)
Income tax accounting differences	1	5
Non-controlling interest	19	16
Income tax adjustments on the above	30	(41)
Net loss in accordance with IFRS	$(2,407)	$(1,174)
Other comprehensive income under Canadian GAAP	1,016	461
IFRS adjustments to other comprehensive income (loss) including amounts attributed to participating policyholders and non controlling interest on:
Change in unrealized gains on available-for-sale securities	39	39
Change in unrealized gains (losses) on cash flow hedges	70	62
Translation of self-sustaining foreign operations	(56)	(5)
Total comprehensive loss in accordance with IFRS	$(1,338)	$(617)

Manulife Financial Corporation - Second Quarter 2011

A summary of the various adjustments to total equity as a result of the adoption of IFRS is as follows:

As at	June 30, 2010
Total equity determined in accordance with Canadian GAAP(1)	$27,671
Reclassification of non-controlling interests to equity under IFRS	259
IFRS adjustments increasing (decreasing) reported equity
Retained earnings:
(i) Investment adjustments:
Real estate	9
Private equity	90
Agriculture	94
Hedge accounting	92
Oil and gas	(41)
Other invested assets	(153)
Changes in insurance contract liabilities related to invested asset changes	(154)
(ii) Actuarial adjustments:
Product classification	(172)
Embedded derivatives	(35)
(iii) Consolidation adjustments	(69)
(iv) Corporate adjustments:
Goodwill impairment	(734)
Investments in leveraged leases	(395)
Other adjustments	(95)
Income tax accounting differences	(154)
Income tax adjustments on the above	228
Currency translation account reset through equity	(5,144)
Accumulated other comprehensive income on:
Available-for-sale financial assets	90
Cash flow hedges	88
Currency translation	5,144
Non-controlling interest	37
Total equity determined in accordance with IFRS	$26,656

(1) Canadian GAAP opening retained earnings as at January 1, 2010, included in Canadian GAAP total equity, have been restated.  Refer to note 1(c).

The Company did not have any material adjustments to the Consolidated Statements of Cash Flows upon first time adoption of IFRS.

Note 17 Comparatives

Certain comparative amounts have been reclassified to conform with the current period’s presentation.

Note 18 Subsequent Event

On July 18, 2011, the Company entered into an agreement with Pacific Life Insurance Company (“Pacific Life”) to sell its life retrocession business.  The Company’s run-off reinsurance business, a closed block of reinsurance assumed from other reinsurers, is excluded from this agreement. The transaction is expected to close in the third quarter of 2011.  The transaction is structured as reinsurance agreements between Pacific Life and the Company, in which the actuarial liabilities and related operating assets will be transferred to Pacific Life.  The net cash payments to Pacific Life is expected to be approximately US$650 in lieu of transferring the invested assets backing the actuarial liabilities.  Under the terms of the agreement, the Company will transfer the infrastructure (including IT systems and workforce) required to administer the life retrocession business to Pacific Life. The gain on disposal is expected to be US$275 (net of taxes of US$135) which will be recorded in Other net investment income (loss) in the Company’s Consolidated Statements of Income.  This transaction is expected to increase the Company’s regulatory capital ratio.

Manulife Financial Corporation - Second Quarter 2011

SHAREHOLDER INFORMATION

MANULIFE FINANCIAL
CORPORATION HEAD OFFICE
200 Bloor Street East
Toronto, ON Canada M4W 1E5
Telephone 416 926-3000
Fax: 416 926-5454
Web site: www.manulife.com

INVESTOR RELATIONS
Financial analysts, portfolio managers
and other investors requiring financial
information may contact our Investor
Relations Department or access our
Web site at www.manulife.com.
Fax: 416 926-6285
E-mail: investor_relations@manulife.com

SHAREHOLDER SERVICES
For information or assistance regarding your share account, including dividends, changes of address or ownership, lost certificates, to eliminate duplicate mailings or to receive shareholder material electronically, please contact our Transfer Agents in Canada, the United States, Hong Kong or the Philippines. If you live outside one of these countries please contact our Canadian Transfer Agent.

TRANSFER AGENTS
Canada
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, ON Canada M5C 2W9
Local: 416 643-6268
Toll Free: 1 800 783-9495
Fax: 1 877 713-9291
E-mail: inquiries@cibcmellon.com
Online: www.cibcmellon.com

CIBC Mellon offices are also located in
Montreal, Halifax, Vancouver and Calgary.

United States
BNY Mellon Shareowner Services
480 Washington Blvd.
Jersey City, NJ 07310 USA
Or
P.O. Box 358015
Pittsburgh, PA 15252-8015 U.S.A.
Telephone: 1 800 249-7702
E-mail: shrrelations@bnymellon.com
Online: www.bnymellon.com/shareowner/
equityaccess

Hong Kong
Registered Holders:
Computershare Hong Kong
Investor Services Limited
17M Floor, Hopewell Centre
183 Queen’s Road East,
Wan Chai, Hong Kong
Telephone: 852 2862–8555
Ownership Statement Holders:
The Hongkong and Shanghai
Banking Corporation Limited
Sub-Custody and Clearing,
Hong Kong Office
GPO Box 64 Hong Kong
Telephone: 852 2288-8346

Philippines
The Hongkong and Shanghai
Banking Corporation Limited
HSBC Stock Transfer Unit
7th Floor, HSBC Centre
3058 Fifth Avenue West
Bonifacio Global City
Taguig City, 1634
Philippines
Telephone: PLDT 632 581-7595;
GLOBE 632 976-7595

RATING
Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at June 30, 2011, Manulife Financial had total capital of Cdn$28.9 billion, including Cdn$23.2 billion of common shareholders’ equity. Manufacturers Life’s financial strength and claims paying ratings are among the strongest in the insurance industry.

Standard & Poor’s	AA-	(4th of 21 ratings)
Moody’s	A1	(5th of 21 ratings)
Fitch Ratings	AA-	(4th of 21 ratings)
Dominion Bond Rating Service	IC-1	(1st of 6 ratings)
A.M. Best	A+	(2nd of 15 ratings)

COMMON STOCK TRADING DATA
The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s common stock on the Toronto Stock Exchange, the New York Stock Exchange, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the first quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 945.

As at June 30, 2011, there were 1,788 million common shares outstanding.

April 1 – June 30, 2011	TorontoCanadian $	New YorkUnited States $	Hong KongHong Kong $	PhilippinesPhilippine Pesos
High	$17.93	$18.68	$144.1	P 775
Low	$15.52	$15.86	$122.2	P 670
Close	$17.08	$17.66	$131.7	P 685
Average Daily Volume (000)	4,035	2,448	235	1.5

AUDITORS
Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants
Toronto, Canada

The following Manulife Financial documents are available online at www.manulife.com

·	Annual Report and Proxy Circular

·	Notice of Annual Meeting

·	Shareholders Reports

·	Public Accountability Statement

Corporate Governance material

 Manulife Financial Corporation – Second Quarter 2011

Consent to receive documents electronically

Electronic documents available from Manulife Financial

Manulife Financial is pleased to offer Electronic Documents. Access the information when you want, no more waiting for the mail.

The Manulife Financial documents available electronically are:

•	Annual Report and Proxy Circular
•	Notice of Annual Meeting
•	Shareholder Reports
•	Public Accountability Statement
•	Corporate Governance material

These documents will be available to you on our Web site at www.manulife.com at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports will be available on the Web site at least until the next version is available.

We will notify you when documents will be available on the Web site and confirm the instructions for accessing the documents at the same time. In the event that the documents are not available on our Web site, paper copies will be mailed to you.

This information is also available for viewing or download under quarterly reports from the Investor Relations section of our website at www.manulife.com.

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To receive documents electronically when they are available through Manulife Financial’s electronic delivery service, complete this form and return it as indicated.

I have read and understand the statement on the reverse and consent to receive electronically the Manulife Financial documents listed in the manner described. I acknowledge that I have the computer requirements to access the documents that are made available on Manulife Financial’s Web site. I understand that I am not required to consent to electronic delivery and that I may revoke my consent at any time.

Please note: We will contact you by phone only if there is a problem with your email address.

The information provided is confidential and will not be used for any purpose other than that described.

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Date

 Manulife Financial Corporation – Second Quarter 2011